12/30


03045679

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Steinhoff International Holdings Limited

*CURRENT ADDRESS 28 Sixth Street
Wynberg
Sandton 2090
P.O. Box 1955, Bramley 2018
(South Africa)

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

FILE NO. 82- 34772 FISCAL YEAR 6/30/03

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/12/04



Steinhoff

International Holdings Ltd

82-34772

03 DEC 30 AM 7:21

AR/S
6-30-03



Annual Report 2003



Contents

Steinhoff this year celebrates its fifth listing anniversary on the JSE and remains focused on delivering sustainable value for shareholders.

In five instalments read more about the key themes, principal strategies, areas of focus and operation and financial highlights that shaped our performance during these years.



Steinhoff
International Holdings Ltd

Financial highlights

for the year ended 30 June 2003

	2003 R'000	2002 R'000	2001 R'000	2000 R'000	1999 R'000
Revenue	**9 948 595**	8 207 936	5 773 532	4 594 086	2 757 491
Operating income before finance costs	**998 237**	732 728	643 332	456 631	216 588
Net finance costs	**121 181**	79 299	46 648	51 125	26 565
Income before taxation	**877 056**	653 429	596 684	405 506	190 023
Taxation	**97 950**	52 609	27 130	16 091	8 182
Net income after taxation	**779 106**	600 820	569 554	389 415	181 841
Share of associate companies' retained income	**91 056**	55 964	38 111	13 276	2 195
Loss/(income) attributable to outside shareholders	**2 881**	1 809	1 819	732	(1 421)
Earnings attributable to shareholders	**873 043**	658 593	609 484	403 423	182 615
Total assets	**9 492 526**	8 636 901	5 719 588	4 953 049	3 094 844
Shareholders' funds	**4 942 186**	4 384 369	2 897 274	2 122 218	1 670 140
Gearing ratio (net) (%)	**15**	24	9	30	21
Earnings per share (cents)	**93**	76	74	51	34**
Headline earnings per share (cents)	**105**	91	64	48	34**
Dividend per share (cents)	**18**	15	12	9	6,2
Net asset value per share (cents)	**522**	484	349	264	216

Note: The 2000 and 2001 figures have been restated to comply with Accounting Statements AC135 and AC116.

*** Annualised*


Shareholders' funds
(R'000)
1 670 140
2 122 218
2 897 274
4 384 369
4 942 186
99
00
01
02
03
Net asset value per share
(cents)
216
274
349
484
522
99
00
01
02
03
Headline earnings per share
(cents)
34,0*
52,0
64,0
91,0
105,0
99
00
01
02
03
Dividends per share
(cents)
6,2
9,0
12,0
15,0
18,0
99
00
01
02
03

* 1999 annualised

Five key themes since listing

The values that underpin our success are respect, responsibility, accountability, integrity, quality, diversity and relationships based on our respect for each other and for the environment in which we operate.

1. Our first steps

Listed on 23 September 1998 on the JSE, Steinhoff was introduced to the South African economy as a **low-cost producer of household goods.**

2. Integrated lifestyle supplier

As an integrated lifestyle supplier that **manufactures, warehouses and distributes** household goods, our improved sourcing, cost management, and supply chain integration drive costs down.



3. Competitive cost advantages

Our strategy to manufacture in low cost countries and sell in **developed markets** adds value.

4. Owning the supply chain

We continue to evaluate potential partners that enjoy synergy with our business to accelerate our growth profitably. This improves our management of the supply chain and **enhances our services** to our customers.

5. Global growth

As one of the top performing companies on the JSE, five years later, we have been named joint winner of the **2003 SA Top Companies Global Award** by *Business Report.*



Executive directorate



Bruno Ewald Steinhoff (65)*

Bruno, founder of the group, currently serves as executive chairman, with specific responsibility for strategic development.

After studying industrial business, Bruno started his furniture trade and distribution business in June 1964 in Westerstede, Germany. In 1971, he expanded into manufacturing with the first upholstery factory in Remels. During the 1980s and 1990s, Bruno acquired interests in central and eastern Europe and also ventured into South Africa in a joint venture with Claas Daun involving Gommagomma Holdings.

He has 39 years of experience in the furniture trade business and more than 30 years' manufacturing experience. Bruno also serves on the regional board of Commerzbank for Northern Germany.

* German
\# Member of audit and risk management committee
ø Member of human resources and remuneration committee
Ω Member of group risk advisory committee
• Member of nominations committee

Markus Johannes Jooste (42)#ø•
BAcc, CA(SA)

In 2000, Markus was appointed group managing director of Steinhoff International and chairman of Steinhoff Africa. He serves on several boards in the Steinhoff group's operations in Europe, the UK and Australia.

In 1988, Markus joined Gommagomma Holdings as financial director and became involved in merging the southern African operation with the extensive interests of Bruno Steinhoff.

Markus was appointed as executive director and took responsibility for the European operations of Steinhoff International and also for directing the group's international marketing and financial disciplines.

Currently, Markus serves as chief executive officer and is also on the boards of the following listed companies: Unitrans (member of the remuneration committee), PSG Group Limited (member of the remuneration committee), and Freedom Group Limited (listed in Australia). He is a non-executive director of PG Bison Limited and The Racing Association.

Johannes Henoch Neethling van der Merwe (44)
BAcc, CA(SA)

Jan was appointed chief financial officer on 6 November 2003.

Jan previously led the Steinhoff International Group Services team and is a director of various companies within the group. He has wide experience in most of the operational aspects of the group's business.

Jan also headed the team which successfully concluded the loan syndicated facility for the European division.

A qualified chartered accountant, Jan entered the industry as a buyer for Gommagomma Holdings in 1989. Since then, he has held several positions, including financial director and managing director of Steinhoff Furniture, Cape Town. He was appointed managing director of Steinhoff Africa Group Services in 1999 and International Group Services in 2001. He currently serves as member of the audit committee of PG Bison Limited.





Daniël Maree van der Merwe (45)
BComm, LLB

Danie was elected to the Steinhoff International Holdings board in 1999 and is group managing director for Steinhoff Africa.

Danie was admitted as an attorney of the High Court of South Africa in 1986. He practised as an attorney, gaining experience in the commercial and labour law field and, in 1990, joined the Roadway Transport group. He was instrumental in developing the strategic direction and growth of this group. In early 1998, following the merger of Roadway with Steinhoff Africa, Danie joined Steinhoff.

Danie currently serves on the boards of Unitrans (*also as member of the audit committee*), PG Bison Limited and holds several appointments within the Steinhoff group, with specific responsibility for the southern African and Pacific operations.

Fredrik Johannes Nel (44)
BCompt (Hons), CA(SA)

Frikkie was appointed financial director of Steinhoff International in 1998 and also acted as company secretary for the group. He currently serves on other boards within the group, with overall responsibility as the company's financial director.

After serving as an accountant with a private company, he joined Gommagomma (now Steinhoff Africa) as financial manager in 1989, becoming financial director in 1990. He qualified as a chartered accountant in 1993.

Company secretary

Stephanus Johannes Grobler (44)
BComm (Hons), LLB

In December 1999, Stéhan was appointed company secretary of Steinhoff International and joined the group in a more formal relationship on 1 July 2000. Stéhan has recently been appointed compliance officer and also heads the legal department of the group. He acts as director on the boards of various group companies.

Stéhan served his articles with the firm of attorneys, Dyason, and was admitted as an attorney of the High Court in 1989. He is also admitted as a notary public, conveyancer and to appear in the High Court.

He practised in the business and corporate law department and was intimately involved in merging Steinhoff's European and African operations, which culminated in the listing of Steinhoff International Holdings Limited.

Non-executive directorate



Dirk Emil Ackerman (68)#øΩ

Dirk is a director of companies and the chairman of the human resources & remuneration committee, a position he has occupied since joining the group on listing in September 1998. He has more than 33 years of management experience.

He joined Chubb and Sons Lock & Safe group in 1961 and acted in various positions, which culminated in being appointed managing director of Chubb Holdings Limited in 1981. He became chairman and chief executive in 1986 and, since retirement in June 1994, acted as non-executive chairman until 1996. Dirk completed several management courses with the University of Cape Town Graduate School of Business and Henley Management College in the United Kingdom.

- * German
- \# Member of audit and risk management committee
- ø Member of human resources and remuneration committee
- Ω Member of group risk advisory committee
- • Member of nominations committee

Claas Edmund Daun (60)* BAcc, CA

Claas joined Steinhoff Germany as director in 1992 and has acted as a non-executive director of Steinhoff since listing in 1998. Claas has extensive experience of management and investments worldwide and is a corporate investor in several industries.

He is currently a member of the boards of Kolosus Holdings Limited, Feltex Limited, Courthiel Holdings (Pty) Limited, Daun et Cie AG and BCM Holdings (Pty) Limited, Glodina Holdings Limited, Stöhr GmBH and Mech Baumwoll-Spinnerei & Weberei AG, and holds several other directorships. He is also a member of the board and one of the presidents of The South African German Chamber of Commerce and Industry.

Claas holds a bachelor's degree in business commerce from the University of Cologne and qualified as chartered accountant in 1975.

Johannes Nicolaas Stephanus du Plessis (54)øΩ BComm, LLB, SC

Johann has been a practising senior counsel since 1989 and was admitted to the bar in 1974. Johann joined us as non-executive director in 2002.

Johann practises as a trial advocate with extensive experience and exposure to a wide range of commercial matters, which include those relating to exchange control, stock exchange rules and corporate law. He also acted as Judge of the High Court in both the Witwatersrand Local and Cape Provincial Divisions.

Karel Johan Grové (54)

Jo is the chief executive officer of Unitrans Limited and joined Steinhoff as a non-executive director in September 2000.

He has more than 33 years of experience in the accounting and banking industries. Prior to joining Unitrans in 1998, he established and acted as managing director of Medical Leasing Services (Pty) Limited (in 1976) and Imperial Bank Limited (in 1995). He started his career as cost and works accountant with Shaft Sinkers (Pty) Limited in 1969.

Jo completed the Advanced Management Programme with the University of Oxford in 1983.



Deenadayalen Konar (49)#øΩ•
BComm, HDipAcc, MAS, CertTaxLaw, DComm, CA(SA)

Len joined us on listing and is an independent consultant and professional director. Prior positions include executive director of internal audit portfolio and head of investments at the Independent Development Trust, and professor and head of the department of accountancy at the University of Durban-Westville.

Len is a member of several business and professional associations, including the Securities Regulation Panel, director of the Jockey Club of SA, King Committee on Corporate Governance and The Institute of Directors.

He is currently a director of several companies including the South African Reserve Bank, Old Mutual South Africa, JD Group Limited, Sappi Limited, Illovo Sugar Limited and Kumba Resources Limited. Len acts as senior non-executive director and chairs the audit and risk management committee, nominations committee as well as the group risk advisory committee.

Johannes Fredericus Mouton (57)#Ω
BComm (Hons), CA(SA), AEP

Jannie acts as independent non-executive director since 2002. He is founder and chairman of PSG Group Limited, chairman of Capitec Bank Holdings Limited and other companies in the PSG Group including PSG Capital Limited.

Jannie started his career with Federale Volksbeleggings Limited as financial manager and after a period as financial director with Kanhym Limited, established Senekal Mouton & Kitshoff Inc, a stockbroking company and member of the JSE. He served as member of several JSE committees and was instrumental in various corporate transactions. He has 30 years of experience in financial management and investment banking.

Other board positions include Remgro Limited.

Franklin Abraham Sonn (64)øΩ•
BA, HDipEd (Hons), FIAC

Franklin joined as independent non-executive director in 2002. He is a former ambassador of South Africa to the United States of America (1995 – 1998).

Currently, his board positions include Africa Group Corporation (Pty) Limited as executive chairman, Airports Company South Africa Limited, Absa Group and Personal Bank Limited, Capespan Group Holdings Limited, Sappi Limited and Western Province Rugby (Pty) Limited.

Franklin has been awarded several honorary degrees and awards. He is very involved with educational, business and cultural organisations and acts as president of Die Afrikaanse Handelsinstituut and chancellor of the University of the Free State. He acts as trustee for Read Educational Trust and for the Nelson Mandela Children's Fund.

Norbert Walter Steinhoff (55)*
Diplom Volkswirt (rer pol)

Norbert recently informed the board of his desire to pursue other opportunities and resigned as executive director, but remains committed to the group as non-executive director. Norbert was appointed executive director on listing. He is non-executive director and member of the supervisory board of our La-Z-Boy Europe joint venture.

Norbert joined Bruno Steinhoff GmbH in October 1975 and has held various marketing, sales and management positions.

Norbert studied economics at the University of Mannheim with practical training in Paris and London. He completed his bachelor's degree and obtained the certificate of diploma Volkswirt (rer pol) in 1974. He also completed a specialised trainee programme on marketing and product management with the American group, Eli Lilly, in Bad Homburg.

Joint report by chairman and chief executive officer

Dear Shareholder

2003 was another year of growth and development for the group. Although market conditions remained very competitive, the group continued to make excellent progress and substantially increased both revenue and profits. Revenue has increased in real terms which is an achievement in itself.

The group continues to pursue profitable diversification, expansion and extension of our product range while growing our exports, improving intragroup supplies, working practices and relationships with our customers and suppliers around the globe and building an integrated management team operating on a globally competitive basis.

During this year of consolidation, following the intense and busy acquisition phase in previous years, we continue to produce and/or source predominantly in low-cost economies with traditionally softer currencies, and sell our products in developed economies, predominantly in harder currencies.

Our results bear testimony to our ability to achieve sustainable growth from our stated strategies and strengths amidst a depressed and volatile global trading environment.

The market

The European market has been in decline and highly fragmented over the past few years. Although there are signs indicating recovery, the German economy, in particular, has yet to show evidence of this. We have established a new distribution centre at Leinefelde situated in the centre of Germany, through additional investment in infrastructure and facilities, the benefits of which are becoming apparent already. Our new business strategies in Germany gave us the opportunity to connect with the German consumer in fresh and relevant ways. Despite depressed retail sales in the eurozone, we still managed to grow sales over last year.

Our UK acquisition in 2001, Relyon, has performed well. The recent acquisition after year-end of Sprung Slumber from Airsprung Furniture group plc, will further extend the product range and market coverage of our UK business.

Our production in Poland has been substantially increased through commissioning the expanded, technologically-driven mail order facility in Rzepin. Our Australian businesses are expected to deliver strong results following the Freedom group's privatisation by increasing the product offering and in assisting management in raising the funding required for the privatisation. Our long-term and continuing investment in Europe is yielding results and underscoring the growth potential of this region.

Sales in the southern African business are growing, albeit at margins that have been under pressure particularly due to the impact of the strong rand on exports. Though the rand appreciation had a negative impact on exports from South Africa, persistent improvements in efficiencies contributed to an increase in the turnover of products exported. All indications are that the South African retail market should improve as a result of the ongoing sector consolidation as well as the recent reduction in interest rates and tax cuts which are benefiting consumer spending on durables.

The performance of our major associates, Unitrans and PG Bison, has been pleasing and is expected to continue to deliver solid results in future.

The operational review on page 22 to 39 deals in greater detail with our operations in the different regions.

The economy

Regrettably, the global economic slowdown in the latter half of 2002 precluded South Africa from achieving its targeted economic growth rate. The country's economic fundamentals, however, remain sound. The National Treasury and the Reserve Bank continue to manage the macro-economic policy well, with the balance of payments remaining positive, inflation contained to record low levels and the national debt at a healthy percentage of gross domestic product.

Traditional rand weakness led to extremely high interest rates during the period under review relative to our trading partners. These high interest rates had a serious negative impact on the growth of the economy. Continued decisive action from the monetary authorities has brought interest rates down and is expected to generate new momentum in the economy.

Once the global economy enters its inevitable recovery phase, South Africa will, undoubtedly, be back on track to achieve the government's targeted growth rates. The dramatic appreciation of the rand against major currencies, however, might raise concern.

It is hoped the government will continue to liberalise foreign exchange controls and, in time, bring South Africa fully in line with international free-market practices.

Although the group participates in a volatile currency environment worldwide, our results over the last five years have shown that the geographical spread and composition of the sourcing of products and raw materials limit the negative impact, especially of the appreciating rand. While the rand has appreciated against most currencies over the past year, the negative effect of such appreciation on our earnings growth has been partially offset by fluctuations in the other currencies in which we operate, in particular, the appreciation of the euro against the US dollar and the depreciation of the Polish zloty against the euro.

Strategy and growth

Steinhoff is a global lifestyle company, with operations across Europe, southern Africa and Australasia. Our global presence and penetration partially insulates us from regional market and currency volatility.

Steinhoff's strategic focus is to manage the group's operating companies in such a way that we can adapt to changing trading conditions while maintaining our ability to compete and take advantage of economic conditions when they improve.

We have some of the highest quality, lowest cost and most efficient plants in the furniture industry. We are committed to best practice for industry performance which has resulted in us closing uncompetitive, less efficient facilities.

Our strategy remains to design, build, operate and own reliable and efficient furniture manufacturing plants, delivering a wide range of fashionable furniture, case goods and bedding while also increasing the extent of our distribution business and to grow our business by transferring our furniture skills to new markets.

We continue to expand our manufacturing and distribution businesses, with the focus on the growth in foreign markets where we can earn higher returns than in southern Africa. The stable and cash-generative nature of our businesses supports our earnings and dividend growth.

To support this and other initiatives, the group continues to invest in such vital areas as:

- the development of human capital
- information technology

which are all designed to enhance our product design and development.

We continue to drive efficiency throughout the group, establishing disciplined routines and gaining economies of scale in raw material procurement and manufacturing processes.

All companies in the group are continually evaluated to ensure that plans are in place to protect and optimise shareholder value.

Financial highlights

Steinhoff's revenue has increased by 21% to R9,95 billion (2002: R8,2 billion). The group reported headline earnings per share of 105 cents, 15% up on the previous year. The net gearing ratios reduced from 24% to 15% over the year, while strong generation of cash from operations continued. It was pleasing to declare an increase of 20% in dividend per share to 18 cents per share and again issue a capitalisation dividend with an option to shareholders to elect cash instead, on the terms set out in the circular dated 17 October 2003. Our operating margin continued to improve to 12,1% from 11,4% a year ago.

Total headline earnings for 2003, increased by 25% to R985 million. Income attributable to shareholders amounted to R873 million, an increase of 33% over the previous year.

Steinhoff has a strong balance sheet. Our debt maturity profile is favourable, with longer-term maturities and low interest rates. The successful €175 million loan syndication announced earlier in the year resulted in a partial consolidation of our European division's funding profile and reduction in the cost of capital.

We are continuously considering various funding alternatives such as syndicated loans, bonds and commercial paper, as well as equity, in meeting our requirements at the lowest cost of capital in ensuring enhanced shareholder value.

We have recently announced an international share offering to place approximately 142 million shares with American and European fund managers. We intend to use the proceeds for the continued growth and development of our group, including strategic acquisitions and investments, general capital expenditure and general corporate purposes.

We are able to respond rapidly to growth opportunities through our strong cash flows and access to external funding sources.

The weighted average number of shares in issue increased from 865 million to 940 million. Basic earnings per share increased 22%, from 76 cents to 93 cents. Share price performance and total shareholder return were affected by general market conditions.

Triple bottom line

The group's commitment to sustainable operations, sound labour relations, skills training and development and support of HIV/Aids interventions, aimed at creating an environment where all our employees worldwide can develop to their fullest potential, continues. You are also referred to our report on integrated sustainability on page 51 for more information.

Steinhoff formally adopted an HIV/Aids policy in 2002 for the southern African operations which aims to, through a high-profile HIV/Aids awareness programme in the workplace, create a complete and sustained employee awareness of the nature of the pandemic and the elementary procedures that can be followed to reduce, if not eliminate, the risks of contracting HIV.

The group remains committed to develop and maintain competent, well-motivated and entrepreneurial employees in each of its business units. Besides encouraging staff to enhance and optimise their own functional skills and qualifications, comprehensive initiatives are in place to upgrade employees' individual skills to continue to provide clients and all stakeholders with the best possible levels of service.

Steinhoff is committed to the principle of employment equity. The group has to date met its targets for recruiting, developing and promoting people from designated groups in terms of the Employment Equity Act. While targets for 2004 are even more demanding, we are optimistic that the group will achieve them.

Empowerment

Our commitment to black economic empowerment (BEE) in South Africa continues. Steinhoff supports the concept of providing greater access to South Africa's resources to previously disadvantaged communities, and we have long tried to accelerate this process through various initiatives.

The BEE of enterprises within our southern Africa communities is an integral part of the group's growth strategy.

Economic growth and growth in opportunities for people are paramount. The first step to creating wealth is by creating jobs. Steinhoff has contracted out many activities to small businesses, supporting jobs in this way. We are encouraged to see that a significant part of our shares are held by or on behalf of designated groups in South Africa.

Our core values

The values that underpin our success are respect, responsibility, accountability, integrity, quality, diversity and relationships based on our respect for each other and for the communities where we do business and for the environment. In today's globally charged, challenging and transparent markets, these values and our commitment to exemplary corporate governance are essential for our sustainable, long-term business success.

Corporate governance and new board structure

Steinhoff places considerable emphasis on sound corporate governance. The group's corporate governance principles and structures are constantly refined and adapted to comply with the principles and requirements of the second King Code on Corporate Governance.

During the year, Franklin Sonn, Johann du Plessis and Jannie Mouton have joined our board as independent non-executive directors, as well as all our board sub-committees, to align our corporate governance with both South African and international best practice. These appointees have brought new energy and insight to Steinhoff's deliberations, and enhanced the quality of our decision-making in the group.

The annual general meeting of shareholders is scheduled to take place on 1 December at the company's registered office at 6th Street, Wynberg, at 08:00 to conduct business as contained in the notice on page 111. Shareholders are encouraged to attend.

Listing anniversary

Steinhoff celebrated its fifth anniversary as a listed company on the JSE on 23 September 2003. Despite tough and challenging conditions in both the trading environment and world financial markets in general, Steinhoff has grown its market capitalisation from R2,6 billion at listing to the current R6 billion. These pleasing results confirm the substance of the group, its management and its sustainable growth potential. The compound growth in headline earnings over the four years since listing amounts to 45,6%. Headline earnings per share has grown by a compound rate of 33,4% over the same period.

Outlook

Since our listing five years ago, we have grown internally and through strategic acquisitions to become a significant lifestyle provider in all countries in which we operate. We remain open to new opportunities and are well equipped to capitalise on them. With a business that operates on four continents and generates consistent cash flows, we consider Steinhoff to be uniquely positioned to capitalise on profitable investment opportunities. Our criteria for investment has been consistent and simple: new investments should directly enhance our existing operations and generally be expected to provide cash returns that exceed our long-term, after-tax weighted average cost of capital as well as complementing the group with experienced management. Our core competencies: talented people, unique geographic insights and knowledge, commitment to innovation, manufacturing in relatively low-cost countries and exporting our products to the more developed and affluent countries, continue.

The group has made good progress in terms of streamlining its focus on core products and services, realigning resources and in increasing the efficient use thereof, lowering its cost base and more clearly defining distribution channels in our chosen market segments. We expect this momentum to continue going forward.

There will continue to be a strong focus on customer satisfaction and service, together with ongoing product development and research in new technologies. In addition, the group will continue to evaluate potential partners that enjoy synergy with our business to accelerate our growth profitably.

The European and Australian operations are continuing to gain further market share through leveraging their core strengths and competencies. The expanded manufacturing base in Poland, Hungary and the Ukraine augurs well for increased exports into the European Union, particularly the United Kingdom, France and the Benelux countries.

Difficult market conditions are expected to continue to prevail during the new year. The group has, however, demonstrated its resilience to adverse market conditions in the past and is confident this will remain the case in future.

Steinhoff's outlook for continued success and growth is positive. We are confident that we will continue to experience solid growth in sales in line with our self-imposed targets and objectives. By continuing to optimally utilise our assets and asset management strengths and by carefully choosing new markets in which we can apply our core skills, we are confident we can continue to deliver a solid performance, sustainable growth and attractive shareholder returns.

Appreciation

We would like to thank our executive team and management of associated companies who have once again risen to the challenge and delivered superb results. Our people are the key to our success. We have been most impressed by the way in which they, at all levels, have met the challenges of growth during the past year. Being awarded the joint first position in the 2003 SA Top Companies Global award, acknowledges their sterling achievement. We have no doubt they will continue to do so in 2004.

To the board of directors, we extend our personal thanks for their valued support, continued wisdom and guidance during the year.

Finally, we thank all the group's customers and suppliers for their valued support, commitment and dedication. Our sustainable growth and success depend on your continued commitment. We look forward to maintaining and enhancing our good relationships and trust. We at Steinhoff will work every day to be worthy of it.

Bruno Steinhoff
Chairman

Markus Jooste
Chief executive officer

October 2003

Five years of consistent achievement

Our business shows consistent growth and is based on a business model which will ensure sustainability over the long term.

1. Shareholder reward

The group has rewarded its shareholders for the period since listing with a return on equity **consistently in excess** of 20% and a compound growth in headline earnings and headline earnings per share of 45,6% and 33,4% respectively.

2. Market capitalisation

Despite challenging conditions in both the trading environment and volatile global financial markets, Steinhoff has **grown its market capitalisation** from R2,6 billion at listing to the current R6 billion.



Revenue
(R'000)
2 757 491*
4 594 086
5 773 532
8 207 936
9 948 595
99
00
01
02
03



Headline earnings per share
(cents)
34,0*
52,0
64,0
91,0
105,0
99
00
01
02
03

* 1999 annualised

3. 50:50

Wholesale & distribution already accounts for 37% of revenue of our European group and 27% on a worldwide basis. The **stated objective** in this regard remains a 50:50 split between own manufactured products and wholesale & distribution.

4. Investment

During the period, the **group invested** R1,7 billion in property, plant and equipment to maintain existing capacity and to expand its production range to satisfy market demand.

5. Funding requirements

We have concluded and are continuously considering various alternatives such as syndicated loans, bonds and commercial paper as well as **equity placement** in meeting our funding requirements at the lowest cost of capital to enhance shareholder value.


Dividends per share
(cents)
6,2
9,0
12,0
15,0
18,0
99
00
01
02
03
Net asset value per share
(cents)

Financial officers' report

The group's financial results for the year ended 30 June 2003 reflected revenue from ongoing operations of R9,95 billion, compared with revenue in the previous year of R8,2 billion, an increase of 21%. Headline earnings for the year under review increased by 25% to R985 million (2002: R785 million). The salient features of our five-year review are shown in table 1.

The table reflects that the group has rewarded its shareholders for the five-year period since listing with a return on equity consistently in excess of 20%. The compound growth in headline earnings over the period since listing amounts to 45,6%.

The group achieved real growth in revenue notwithstanding the continued challenging and volatile trading conditions globally. Operating margin improved further to 12,1% (2002: 11,4%). The improved margin was achieved mainly as a result of the relative strength of the euro against the US dollar and the depreciation of the Polish zloty against the euro, a more effective and higher throughput of products, using the same cost base, and improved sourcing of third-party products.

Table 1

30 June	**2003**	2002	2001	2000	1999*
Revenue (R'000)	**9 948 595**	8 207 936	5 773 532	4 594 086	2 757 491
Net asset value (cents)	**522**	484	349	264	216
Headline earnings (R'000)	**984 865**	785 021	528 584	406 125	182 615
Headline earnings per share (cents)	**105**	91	64	48	28
Dividend per share (cents)	**18**	15	12	9	6,2

** 1999 financial year included only ten months.*

Segmental analysis

Revenue from ongoing operations per region is shown in table 2.

Table 2

Revenue	**2003 R'000**	**2003 %**	2002 R'000	2002 %
Southern Africa	**2 668 211**	**27**	2 502 161	30
Western Europe	**4 397 709**	**44**	3 589 038	44
Eastern Europe	**2 381 148**	**24**	1 820 556	22
Australia	**501 527**	**5**	296 181	4
Total	**9 948 595**	**100**	8 207 936	100

The average exchange rate used to translate foreign currency income and expenditure into South African rand was R9,415 = €1 (2002: R9,00 = €1).
R962 million (2002: R936 million) of southern Africa's revenue of R2 668,2 million (2002: R2 502,2 million) represents exports to the USA and western Europe, amounting to approximately 36% (2002: 37%) of its activities. It is the stated intention of the group to continue to grow exports, notwithstanding the stronger rand; it has the production capacity available to achieve economies of scale and grow critical mass. The group's revenue exposure to the local South African furniture market amounted to 17% (2002: 19%).

Including exports from South Africa, the group generated 83% (2002: 81%) of its total revenues in foreign currencies during the year.

Revenue from ongoing operations per operating activity is as follows:
Contributions from the group's main activity as an integrated global lifestyle supplier are focused on manufacturing and wholesale & distribution, split as follows (table 3):

Table 3

Activity	Revenue 2003 R'000	2003 %	Revenue 2002 R'000	2002 %
Manufacturing	**7 260 028**	**73**	6 154 814	75
Wholesale & distribution	**2 688 567**	**27**	2 053 122	25
	9 948 595	**100**	8 207 936	100

Table 4

Operating profit before finance costs, taxation, discontinued operations, amortisation and impairment write-offs, including share of associate companies' income	2003 R'000	2003 %	2002 R'000	2002 %
Southern Africa	**236 272**	**20**	226 230	25
Western Europe	**569 319**	**47**	413 391	45
Eastern Europe	**378 596**	**31**	267 273	29
Australia	**19 809**	**2**	10 035	1
	1 203 996	**100**	916 929	100

Table 5

Activity	2003 R'000	2003 %	2002 R'000	2002 %
Manufacturing	**845 847**	**70**	636 666	69
Wholesale & distribution	**358 149**	**30**	280 263	31
	1 203 996	**100**	916 929	100

However, if the contribution from the wholesale & distribution activities is related to the non-South African revenue (due to the fact that the wholesale & distribution activities are confined only to the non-South African businesses), wholesale & distribution already comprises 37% of revenue. The stated objective in this regard remains a 50:50 split between own manufactured products and wholesale & distribution.

Operating profit before finance costs, taxation, discontinued operations, amortisation and impairment write-offs, including share of associate companies' income

Operating profit before finance costs, taxation, discontinued operations, amortisation and impairment write-offs, including share of associate companies' income from ongoing operations amounted to R1 203 million compared with the prior year of R917 million. This increase is largely as a result of the improved margins, due to improved terms of trading and efficiencies, volume growth and the relative weakening in terms of the average conversion rate of the rand against the euro.

Operating profit before finance costs, taxation, discontinued operations, amortisation and impairment write-offs, including share of associate companies' income from ongoing operations per region is shown in table 4.

Operating profit before finance costs, taxation, discontinued operations, amortisation and impairment write-offs, including share of associate companies' income from ongoing operations per operating activity is shown in table 5.

Group accounting policies

The annual financial statements have been prepared in accordance with the group's published accounting policies which comply with South African Statements of Generally Accepted Accounting Practice, and are consistent with those of the previous accounting period, other than the first-time adoption of the following South African Statements of Generally Accepted Accounting Practice:

AC133 – Financial Instruments: Recognition and Measurement

AC133 has introduced a comprehensive framework for accounting for financial instruments. In accordance with the requirements of AC133, we now carry our financial instruments at fair value or amortised costs as appropriate. Derivative financial instruments are, consistent with prior years, carried on our balance sheet at fair value. While our adoption of AC133 has not had a material effect on our financial results to date, any future variation in the fair value of our financial instruments and derivative financial instruments will be reflected in our income statement.

AC137 – Agriculture

Under the terms of AC137, a biological asset must be measured on initial recognition and each subsequent balance sheet date at its fair value lessen estimated point-of-sale costs. The plantations owned by the group are considered biological assets under AC137 and are therefore now carried at fair value. In prior years, the plantations were carried at cost.

Other accounting developments

In addition to the issuing of South African Statements of Generally Accepted Accounting Practice, the South African Institute of Chartered Accountants issues circulars and guidelines addressing certain aspects relating to financial reporting.

In December 2002, Circular 7/2002 was issued addressing specific definitions and interpretations relating to the calculation of headline earnings per share. The group adopted this circular during the financial year ended 30 June 2003. The only impact this adoption had on the group is the minor restatement of the headline earnings per share calculated for 2002. The effect is not considered to be material.

The impact of these changes is reflected in the notes to the financial statements.

Currency

The principal currencies in which Steinhoff and its subsidiaries conduct business are the euro, US dollar, pound sterling, zloty, forint, rand and Australian dollar. In Europe, United Kingdom and North America, revenue and expenses are denominated in euro, US dollars and pound sterling respectively.

In southern Africa, local sales are denominated in rands, and exports are denominated in US dollars, pounds and euro. Most expenses incurred are denominated in rands, with the exception of certain raw materials, which are sourced in US dollars or euro. The depreciation (appreciation) of the rand tends to increase (decrease) the rand value of exports from South Africa and has a corresponding effect on gross margins of export sales. However, Steinhoff Africa's customers in the United Kingdom, Europe and the United States are fully aware of the rand exchange rate and normally require that a portion of any increased rand realisations as a result of rand depreciation be offset by reduced sterling, euro or US dollar prices for our South African products. Conversely, we are sometimes able to negotiate for higher sterling, euro or US dollar prices for our South African products during periods of rand appreciation.

The group generally borrows in currencies of the countries in which it invests, thus securing a natural currency hedge. As a result, finance costs are related to the location of our investments, and not the corporate domicile.

Financing costs

Financing costs increased during the period, mainly due to the increase in both offshore borrowings and in the higher average conversion rate of R9,415 = €1 (2002: R9,00 = €1) at which our offshore financing costs were corrected to South African rands.

Net finance charges increased to R121,1 million (2002: R79,3 million) mainly as a result of the utilisation of low interest rate funding in Europe to finance the group's offshore capital expenditure and the increased conversion rate as mentioned above. Interest cover amounts to 9,1 times (2002: 11,1 times) and the net interest-bearing debt to equity ratio reduced to 15% (2002: 24%), well within the group's self-imposed borrowing limitation of 50%.

The successful entry by Steinhoff Europe into the European loan syndication market had the effect of converting short-term funding into medium to longer-term debt. We expect cost efficiencies arising from the syndicated loan facility.

Taxation

Taxation expense increased to R97,9 million (2002: R52,6 million) and is in line with expectations. The effective tax rate increased to 11,2% (2002: 8,1%) and it is anticipated that the average tax rate will range between 12% and 15% for the foreseeable future.

The effective rate is disproportionate due to the fact that certain subsidiaries made losses which will be carried forward for tax purposes, while other subsidiaries made taxable profits in countries with tax rates statutory equal to or lower than the South African tax rate. Certain foreign operations in the group continue to enjoy beneficial tax status in their countries of operations.

Management takes a very prudent approach to recognising deferred tax assets for tax losses.

Headline earnings per share

Headline earnings per share increased 15% to 105 cents (2002: 91 cents) while basic earnings per share increased 22% to 93 cents (2002: 76 cents). The weighted average number of shares increased by 9% during the year to 939,97 million (2002: 864,75 million).

Diluted headline earnings per share of 101 cents in 2003 was substantially higher than the earnings of 88 cents in 2002. Diluted earnings per share was 90 cents for 2003, reflecting an improvement of 22% on the 74 cents earned in 2002.

The following main exceptional items were recorded during the period under review and adjusted for in the calculation of headline earnings:

The group reviewed the value of its intangible assets carried on its balance sheet at the end of the period, and an amount of R6 million has accordingly been written off.

Management has adopted a prudent approach, and impairment of property, plant and equipment across the group amounted to R38 million (2002: R24 million), in addition to the amortisation of goodwill amounting to R31 million (2002: R37 million).

Closure costs reduced to R37 million (2002: R83 million), as the level of group rationalisation is reaching completion.

Dividend policy

The directors have approved a capitalisation dividend issue on the terms set out in the circular to shareholders dated 17 October and have declared a dividend of 18 cents per share (2002: 15 cents) for the year ended 30 June 2003. The dividend policy of the group is to have a payout ratio of not more than 20% of earnings attributable to shareholders, and to declare dividends annually with no interim dividend.

Balance sheet

Despite the strengthening rand against the euro at year end (2003: R8,61 = €1; 2002: R10,25 = €1), ordinary shareholders' funds at the reporting date were R4,9 billion, representing a R550 million increase from the R4,4 billion in 2002. Full details of the increase are set out in the statement of changes in equity included elsewhere in this report.

Return on average shareholders' funds was stable at 21% (2002: 22%) during the year. The net asset value per share further improved by 7,9% from 484 cents per share to 522 cents per share, despite an increase in the number of issued shares to 946,1 million (2002: 906,6 million).

Funding and borrowings

Steinhoff maintains debt levels we consider prudent based on our cash flow, interest cover and debt to capital ratios after tax. We use debt financing to lower our overall cost of capital, which increases our overall return on shareholders' equity.

During December 2002, Steinhoff International issued a six-year redeemable bond of €37,5 million at a discount, yielding an amount of €30 million, which proceeds were advanced to Steinhoff Europe to expand its capital base. The bond, together with the proceeds of an offshore placement of 20 million shares for cash in December 2002, were concluded preparatory to the syndicated loan. As announced in April 2003, Steinhoff Europe successfully concluded a syndicated term loan and revolving credit facility of €175 million with a number of banks. The facility was launched in offering €125 million but was substantially oversubscribed pursuant to which it was resolved to increase the facility to €175 million. These funding initiatives enable Steinhoff Europe to be substantially financially self-sufficient with regard to its foreseeable funding requirements.

The group is dependent on its bank overdrafts, working capital lines of credit and trade finance facilities to operate. These facilities generally consist of either a fixed term or fixed period and overdraft facilities which are repayable on demand. The term facilities contain covenants which include financial covenants such as minimum liquidity, maximum leverage and interest cover ratios. If these covenants are breached and a waiver is not obtained for such violation, this may, among other things, mean that the facility may be repayable on demand. There were no breaches of these covenants by the group or its subsidiaries during the financial year.

Steinhoff has no restrictions on its borrowing powers in terms of its memorandum and articles of association.

Cash flow

The group's cash flow from operations continues to be strong and amounted to R898 million (2002: R955 million), further benefiting from sound working capital management. Cash generation is after a net increase in working capital of R355 million (2002: reduction of R60,2 million) caused mainly by accelerated payments to suppliers to benefit from more favourable settlement terms. The increase in short-term cash and cash equivalents should be viewed against the seasonal nature of the business, with June being the low ebb of the business cycle in Europe, immediately preceding the summer holidays.

Capital expenditure

During the year, the group invested R585 million (2002: R406 million) in property, plant and equipment, funding this by internally generated cash and bank credits. The group's distribution business in Germany has been repositioned with the acquired distribution facility in Leinefelde, with benefits already being evident in sales and margins. An expanded manufacturing facility in Rzepin, Poland, dedicated to the fast-growing mail order market, was also commissioned during the year.

Share buyback

At the annual general meeting of members held on 29 November 2002, a special resolution granting authority to Steinhoff or Steinhoff subsidiaries to buy back up to 20% of the issued shares of Steinhoff International Holdings Limited in any one fiscal year, was approved.

Over the course of the financial year ended 30 June 2003, 5 991 292 shares were acquired in the open market, which were reclassified as treasury shares and netted off against the issued share capital.

Future

The group has announced an international equity offering to selected investors who are not resident to the common monetary area. It is anticipated that approximately 142 million shares (in terms of the approvals obtained at the last annual general meeting) will be placed in raising capital to facilitate continued growth and development of the offshore operations. We intend to use the net proceeds for strategic acquisitions and investments, capital expenditure and general corporate purposes. Further details of the outcome of the offering will be announced in the press.

It is our intention to continue improving the structure of, and the terms and conditions attaching to, our borrowings. We are continuously exploring and evaluating alternative financing opportunities open to our southern African operations. These may include, for example, the issuance of medium or long-term bonds or commercial paper, which may contribute to an enhanced capital structure and lower after-tax cost of funding.

In accordance with the capitalisation dividend issue declaration on release of the financial results for the year under review, a circular with full details of the terms and conditions of the capitalisation issue and election to instead receive a cash dividend of 18 cents per share was posted to shareholders on 17 October 2003.
On 24 October 2003, the issue price of 672 cents per share and the ratio of 3,15126 for every 100 shares held on the record date was announced. Should no shareholder avail themselves of electing the cash dividend, 30 203 251 shares will be issued pursuant to the capitalisation issue.

We have noted that the announcement of our results in September 2003 on SENS and in the press was evaluated by the Department of Auditing, University of Pretoria on instructions of one of the local press and adjudicated to be compliant.



Frikkie Nel
Financial director

Jan van der Merwe
Chief financial officer



Five principal strategies

We continue to drive efficiency throughout the group, establishing disciplined routines and gaining economies of scale in material procurement and manufacturing processes.

1. Successful brands and products

The strategic focus is to manage the group's operating companies in such a way that we can **adapt to changing trading conditions** while maintaining our ability to compete and take advantage of economic conditions when they improve.

2. Market leaders

Partnering with leaders in their own domestic markets ensures improved competitiveness, but also helps to understanding the various consumer markets in which Steinhoff operate. Adapting to changes in consumer spending is key to staying ahead of the game.



3. Integrated supply chain

Strategic retail partnerships, integrated supply chain, leadership in chosen markets, successful brands and products, **talented people**, and commitment to innovation.

4. Human capital

The group's commitment to sustainable operations, sound labour relations, skills training and development and support of HIV/Aids interventions, aimed at creating an environment where all of our employees worldwide can **develop to their fullest potential**, continues.

5. Intragroup supplies

We intend to increase the intragroup supply of **raw materials and components** to improve operating efficiency.



Steinhoff Europe at a glance

Country	Activities	Factories	Sourcing & Distribution	Locations
United Kingdom	Beds, Distribution	7	1	Okehampton (Devon), Tewkesbury (Gloucestershire), Wellington (Somerset)
The Netherlands	Beds, Distribution	1	2	Boxmeer, Hapert, Rotterdam
Germany	Upholstery, Case goods, Bathroom	4	4	East Germany, Hochsauerlandkreis (Central Germany), Niedersachen, Northwest Germany
Poland	Upholstery, Case goods	15		Dolnoslaskie, Kujawsko-Pomorskie, Lubuskie, Mazowieckie, Pomorskie, Zachodnio-Pomorskie
Hungary & Ukraine	Upholstery	4	3	Budapest, Southwest Hungary, Western Ukraine
France	Distribution		1	Champs sur Marne, Paris

Brands





































Relyon
PRITEX
Steinhoff
UK Furniture
SPRUNG SLUMBER
HABUFA
meubelen
norma
Beter kun je niet liggen
hachmer
antiques & colonial
Steinhoff Benelux B.V.
DieKlose Kollektion
Schönbrunn
EGO
FORM
BRUNO STEINHOFF
DORMIRA
The Comfort Company
Dieter Knoll Collection
VISITA
puris
möbelt Ihr Bad auf
LifeStyle
Polstermöbel
POCO
1913
Möbelfabrication seit
Neunzehndreizehn
LA-Z-BOY
Every Body's Darling
designwerk
enjoy quality
CONFORTA
Steinpol-
kolekcja steinhoff
Mago-
Depol-
WIM
ITALINE
KPM
GeFeM
GOLENIOW
DieKlose Kollektion
danubia
mohácsi bútoripari rt.
QUATTRO MOBILI
KANIZSA
TREND KFT
DieKlose Kollektion
andante
TREND Design
LINEA ITALIA
XVG
by andante
Dіваль
КНЯНКА-ШТАЙНГОФФ

Operational review: Europe



European contribution



68%
73%
79%
Revenue
Net Assets
Earnings*

European financial highlights

Revenue R'000

99	00	01	02	03
1 855 •	2 628	3 468	5 409	6 779

• Ten months

Earnings* R'000

00	01	02	03
292	421	681	948

* Earnings = Operating profit before finance costs, taxation, discontinued operations, amortisation and impairment write-offs, including share of associate companies' income

Managing director
Markus Jooste (42), CA(SA)

Group financial officer
Jan van der Merwe (43), CA(SA)

Financial director
Siegmar Schmidt (44) (Accountant General)

Divisional management

German region

Frank Eberle (40) (MD), BBus Admin
Gerrit Venter (30) (FD), CA(SA)
Thomas Schmidt (40) (Marketing)
Thomas Möller (42) (Case Goods)
Michael Miebach (39) (Upholstery)
Uwe Schmidt (42) (Logistics)

Hungary

Garbor Wilheim (49) (MD), BSc Eng, HDip Design Management

Eastern Europe (Poland and Ukraine)

Andreas Bogdanski (41) (MD), Econ (cum laude)

United Kingdom
(Incl manufacturing in The Netherlands)

Ian Topping (43) (MD), MA (Eng Sci, Eco), MBA
David Shaw (51) (FD)

The Netherlands, Belgium and France

Paul van den Bosch (41) (MD), BEcon
Theo Prinsen (60) (FD)
Danni van den Bosch (39) (New Development)
Bernd Niessen (38) (Logistics and HR), Eng
Frans Herman (47) (Purchasing)



Steinhoff Europe
Germany Austria Switzerland Scandinavia
Poland
Hungary Ukraine Russia
The Netherlands France Belgium
United Kingdom
Bedding Wholesaling
4 factories 4 distribution centres
Upholstery Case goods
15 factories
Upholstery Case goods Wholesaling Distribution
4 factories 3 distribution centres
Bedding Wholesaling
1 factory 2 distribution centres
Upholstery Retail
6 factories 1 distribution centres

Strategic advantages

- competitive cost advantage
- diverse product range
- market leadership
- strategic relationships
- centralised warehouse facilities

Strategic objectives and advantages

The division's strategic objective is to strengthen its position as one of the leading manufacturers and distributors of high quality household goods and furniture in the European Union and eastern Europe. To achieve this we intend to:

- maintain and continue to invest in a low operating cost environment in central and eastern Europe;
- increase our wholesale and distribution business to expand our product offering and enhance the utilisation of capacities;
- increase the intragroup supply of raw materials and components;
- continue to increase our productivity and operating efficiencies to reduce cost of sales; and
- increase our market share of furniture and household goods sold in the region.

The division has several *strategic advantages*:

- a competitive cost advantage by virtue of the location of our manufacturing facilities and sourcing of our products in low cost countries and distribution of products *into developed countries;*
- a diverse product range, including successful brands and products at various price points;
- our market leadership in each of our *chosen markets;*
- strategic relationships with selected and valued retail customers and buying groups;
- experienced and proven management teams; and
- *our centralised warehousing and* distribution facilities, which are strategically located, allowing us to centrally plan and manage our distribution and logistic needs. It also gives the division *greater control* over stock levels, providing more efficient services to customers and reduced delivery times.

Steinhoff Europe consists of a network of *trading*, manufacturing and distribution operations as set out in the operating structure and comprises a wide range of brands and trade names as indicated. The trading companies are situated throughout Europe and the United Kingdom whereas the manufacturing companies are mainly situated in the eastern regions of Germany, Poland, Hungary, Ukraine, the UK and The Netherlands.



Germany has the largest furniture market in Europe and has the highest spending per capita on furniture of any country in the world.





Market

Against the background of the world economy, trading conditions in the market which this division serves remain tough.
As a result of the strengthening of the euro and tough local conditions, business failures are expected to continue, providing our group with further opportunities in acquiring market share.

The entry of Poland and Hungary to the European Union during 2004 is expected to provide further opportunities. The Polish zloty will remain floating against the euro until 2007, albeit within a target range. The entry of an additional 80 million citizens to Euroland will create an additional market for household goods. If the experience in Germany on unification is anything to consider, then it is expected that the cost structure and status quo will remain as these emerging markets should not change materially in the near future.

Revenue

Revenue from our operations for the year was R6 778,9 million, increasing 25,3% from R5 409,6 million. In euro terms, revenue was €720 million over the period, increasing 20% from €601,1 million. The real growth was principally as a result of increased sales volumes in the German region pursuant to market share gains, the growth in the mail order market and the relative weakness of the Polish zloty against the euro which resulted in the pricing of the products produced in Poland becoming more competitive.

Germany, Austria, Switzerland and Scandinavia

We are one of the leading suppliers and distributors of furniture in Germany, Austria, Switzerland and Scandinavia. Approximately 28% of our revenues (in rand terms) in the financial year ended 30 June 2003 was derived from sales in these countries. Our primary customers in the region are large mail order companies, discount mass market retailers and members of independent buying groups. Products we currently sell in this region principally include case goods and upholstered furniture.

Germany has the largest furniture market in Europe, estimated by Market Direkt to be approximately €32,0 billion at retail level for the 2002 calendar year, and has the highest spending per capita on furniture of any country in the world. The German market is highly fragmented with no manufacturer having more than a 5% market share, and we believe our market share to be between 3% and 5% at the manufacturing level.
Our existing retail partners in Germany are benefiting from the associated consolidation trend which often prevails in such a fragmented market. We are able to benefit from their market share gains. Although we estimate that the overall furniture retail market in Germany decreased by over 15% during the 2001 calendar year and by 11% during the 2002 calendar year, our sales in Germany, Austria, Switzerland and Scandinavia increased by 14% in euro terms during the financial year ended 30 June 2002

and 19% during the financial year ended 30 June 2003.

We sell furniture in Germany through our various trading companies. One of these companies specialises in case goods sourced from third parties and the others concentrate on sales of our own products sourced principally from Poland. We distribute products to this region either directly from our central and eastern European factories or via our central distribution centres in Germany, including our fully automated distribution warehousing facility in Westerstede (with a capacity of 63 200 square metres) and the recently established distribution centre in Leinefelde. The majority of our sales in Germany, Austria, Switzerland and Scandinavia consist of sales of products produced in our Polish factories.

Due to the high costs of production in Germany, in the financial year ended 30 June 2002 we closed two German factories, relocating their production operations to our facilities in central and eastern Europe. In the financial year ended 30 June 2003, we closed two further German factories whose production capacity we expect to be absorbed by our factories in central and eastern Europe. We currently have four production facilities in Germany, one of which operates mainly as an assembly plant. In addition, we recently acquired Puris Bad, a manufacturer of bathroom furniture in Germany, in line with our strategy of expanding our product base.

Central and eastern Europe

Our central and eastern European operations consist of our own manufacturing facilities in Poland, Hungary and Ukraine. We also source goods from independent suppliers in this region.

We own 15 factories in Poland which manufacture a variety of case goods and upholstered furniture, primarily for export to Germany, Austria, Switzerland, Scandinavia and the United Kingdom. The majority of Steinhoff Europe's revenue is generated from products produced in Poland.

Our seven case goods facilities in Poland produce a wide range of bedroom furniture, wall units, wardrobes and laminated wood products for export into Germany, Austria and Switzerland, in both flat-pack and fully assembled form, which we sell at both mass market and upmarket price points. Three factories are dedicated to the production of products sold under our Klose brand.

Of our eight upholstered furniture plants in Poland, two currently produce upholstered furniture for German mail order customers and one is focused on the UK market which we have identified as a significant growth opportunity for our Polish and Hungarian operations. The remaining facilities produce



Our fully automated distribution warehousing facilities in Westerstede and the new one in Leinefelde add to efficient distribution.

We own 15 factories in Poland which manufacture a variety of case goods and upholstered furniture.

Two manufacturing facilities in Hungary export to Germany, Austria, Switzerland, the Benelux countries and the United Kingdom.

We are currently investigating the possibility of relocating certain of our timber operations in Poland to Russia in line with our drive to improve efficiency and reduce transportation costs.



goods for Germany, Austria, Switzerland, Scandinavia and the local Polish market.

We operate two manufacturing facilities in Hungary. One is a mid to upmarket leather upholstered furniture producer that sells approximately 30% of its products within Hungary and exports the remaining 70% to Germany, Austria, Switzerland, the Benelux countries and the United Kingdom. Our other Hungarian facility is a chair factory specialising in leather dining room chairs, most of which are exported and sold in Germany, Austria and Switzerland. Products are distributed and sold into the local market through our retail operations, Quattro Mobili and Andante. We have undertaken our own retail operations in Hungary due to the absence of existing independent retail distribution channels for our products there.

We have two production facilities in Ukraine which started production in 2001. These facilities produce upholstered furniture predominantly for the local Ukrainian market as well as for export to Russia. However, the facilities also produce components for our Hungarian leather upholstered furniture plant. As our Ukrainian operations develop, we intend to export more of their products into western Europe. Production costs in Ukraine are the lowest among our European operations and we are seeking to expand our manufacturing operations in Ukraine to further benefit from these cost savings. To help achieve this goal, we recently increased our interest in an associated Ukrainian company, thereby making it a subsidiary.

We have been sourcing high-quality timber from Russia since the early 1990s. We are currently investigating the possibility of relocating certain of our timber operations in Poland to Russia in line with our drive to improve efficiency and reduce transportation costs.

The Netherlands, Belgium and France

In The Netherlands, we have held a 50% interest in Van den Bosch Beheer BV, a joint venture with the Van Den Bosch family, since 1991. The group sells a wide range of household goods to retailers in The Netherlands, Belgium, Luxembourg and Germany. The joint venture does not conduct manufacturing operations.

We sell, among other brands, Habufa brand products, comprising a range of rattan, antique reproduction and upholstered furniture. These products are sourced from a wide range of producers globally, including our own group companies in central and eastern Europe and southern Africa as well as independent third-party suppliers.

Our acquisition of UK bedding producer Relyon in October 2001 included Norma, a leading upmarket bedding manufacturer in The Netherlands. We have also commenced construction of a new distribution centre in Holland to efficiently accommodate planned increased activities there.

Although we currently have an insignificant presence in France, we view the French

- Most recently, we acquired the bedding manufacturer, Sprung Slumber, from Airsprung
- Sprung Slumber trades in the middle part of the UK beds market and its products are complementary to Relyon's products.

furniture market as an opportunity for growth, and we seek in the medium term to expand into this market. We recently concluded informal supply arrangements with a leading French retailer for the supply of products manufactured at our facilities in Poland where the retailer has recently established a purchasing office.

United Kingdom

In October 2001, we acquired Relyon, a major UK upmarket bedding brand manufacturer. Relyon has four UK manufacturing facilities which produce Relyon-brand bedding and non-branded bedding. Relyon's manufacturing facility in The Netherlands designs and manufactures bedding products under the Norma brand, one of the leading brands of bedding products in The Netherlands.

The acquisition of Relyon added a new dimension to Steinhoff Europe's manufacturing activities in terms of geographic reach and diversification. We believe that Relyon's product ranges and markets are complementary to our existing product offerings and areas of operation.

Pritex, a division of Relyon in the United Kingdom, is a foam converting facility supplying the furniture, automotive, aviation and other industries.

We also operate a trading company in the United Kingdom, Steinhoff UK Furniture, which sells products we manufacture at our Polish and South African operations via a distribution centre in Tewkesbury.

Most recently, in October 2003, we acquired the bedding manufacturer, Sprung Slumber, from Airsprung Furniture Group plc, for a cash consideration of £5,4 million. Sprung Slumber trades in the middle part of the UK beds market and its products, which are complementary to Relyon's products, are sold under the Sprung Slumber and Enchanted House brands.

We expect to continue to seek opportunities to expand our presence in the UK bedding and furniture markets both through organic growth and by acquisition.



Steinhoff Africa and Australia at a glance

Country	Activities	Factories	Sourcing & Distribution	Locations
South Africa	Bedding	4	2	Gauteng, KwaZulu-Natal, Western Cape
South Africa	Case goods foil	5	1	Gauteng, North-West
South Africa	Case goods solid	2		Western Cape
South Africa	Upholstery	5		Gauteng, KwaZulu-Natal, North-West, Western Cape
South Africa	Exports	8		Gauteng, KwaZulu-Natal
South Africa	Logistics		4	Gauteng, KwaZulu-Natal, North-West, Western Cape
South Africa & India	Raw materials	14	4	Eastern Cape, Gauteng, Free State, Botswana, KwaZulu-Natal, Namibia, Mpumalanga, Western Cape, Calcutta (India)
South Africa	Timber & sawmilling	12		Gauteng, KwaZulu-Natal, Mpumalanga, Western Cape
Australia	Case goods Upholstery Imports & wholesaling	5	2	Adelaide, Auckland, Sydney, Victor Harbour

Brands

































Sealy
Posturepedic
edblo
Your Bed For Life
Softex
DREAMLAND
Sealy
THER-A-PEDIC
Slumberland
@WORK
CABLEFLOOR
BeechFurn
COLLECTION
HIGH POINT
FURNITURE
Pat Cornick
Furniture for Life
Victoria Lewis
IMPORTS FOR AFRICA
BAKKER & STEYGER
33° SOUTH
PRIME PINE PRODUCTS
Peach Hatton
INTERNATIONAL
GREAVES & THOMAS
Alpine LOUNGE
grafton everest
Designed for Life
Gommagomma
Lounge Furniture
Milano
Megacor Group
DOORWISE
HOUSE OF YORK
Roadway Logistics
JATEX
LOUNGEWEAVE
MATTEX
vita
vitafoam
BOTSWANA FOAM SUPPLIES
NAMIB FOAM
MALENGE
STEINCRAFT
STEINWOOD
THESEN KNYSNA
WOODLINE TIMBER INDUSTRIES
STEINHOFF PACIFIC
MARSHALL FURNITURE
Steinhoff Sofa
NEXUS

Associates

Brand	Activity
Loungefoam South Africa	Foam production 2 facilities
PG Bison South Africa	Particle board, components 7 facilities Hardware and timber outlets 62 outlets
Unitrans Central and southern Africa	Freight and logistics 1 198 trucks 2 531 trailers Motor dealerships 62 dealerships 72 franchises Roadway Logistics 4 distribution centres 430 truck tractors 128 rigids 216 trailers Passenger division 430 buses and coaches 84 mini buses








LOUNGEFOAM
PG BISON
UNITRANS

Operational review: Africa and Australia



Managing director
Danie van der Merwe (45), BComm, LLB

Divisional management:

Group services
Hein Odendaal (46) (MD), CA(SA)

Local furniture
Harry van der Merwe (46) (Marketing), BComm

Bedding
Derrik Matthew (55) (MD)
Greg Boulle (47) (FD), CA(SA) Dip Tax

Case goods and office furniture
Martin Herr (54) (MD), ACII, Dip Marketing
Greg Boulle (47) (FD), CA(SA), Dip Tax
Larry Webster (52) (Nat Sales: Foil division)

Upholstery
Mike Lawrence (54) (MD), Dip Prod Man
Jan Opperman (45) (FD), CA(SA)
Campbell Peter (53) (Nat Sales: Alpine/ Graftor/Exports) Dip Marketing
Chris Dirks (36) (Nat Sales: Milano/Gomma-gomma/Loungefurn) BComm (Hons)

Imports for Africa
Brian Fraser (57) (MD)

Australia
Rod Walker (46) (Chairman)

Logistics
Jan van der Merwe (59) (MD), BAdmin, BA (Hons)

Raw materials
Richard Copley (55) (MD), LTI, Dip Bus Management, PMD

Timber and sawmilling, doors
Chris van Niekerk (56) (Chairman), BA (HED)
Jed Krige (47) (MD Sawmilling), CA(SA), AEP
Tony York (54) (Marketing), IMM
Neville Kearnes (56) (MD Doors), BComm
Gary Chaplin (33) CA (SA)

African and Australian contribution



32%
27%
21%
Revenue
Net Assets
Earnings*

African and Australian financial highlights

Revenue R'000

99	00	01	02	03
902 •	1 966	2 305	2 798	3 170

• Ten months

Earnings* R'000

00	01	02	03
181	181	236	256

* Earnings = Operating profit before finance costs, taxation, discontinued operations, amortisation and impairment write-offs, including share of associate companies' income



Steinhoff Africa
Southern Africa
Australia: Case goods and Upholstery
India: Upholstery components
Furniture
Exports
Raw materials
Timber and Sawmilling
Logistics

Strategic advantages

- diverse product range
- market leadership
- strategic relationships
- integrated supply chain
- qualitative optimal use of natural resources

Strategic objectives and advantages

This division's strategic objective is to strengthen its position as the leading manufacturer of household goods in southern Africa and Australasia, and to grow through exports and supply of related raw materials and components in southern Africa and to Europe. To achieve this, the division intends to:

- increase the intragroup supply of raw materials and components;
- continue to invest in neighbouring countries to broaden the division's market;
- expand the export business while extending the local product offering by way of import of products and accessories;
- continue to improve our productivity and operating efficiencies to reduce cost of sales; and
- to create opportunities for black economic empowerment, not only of our own employees but for groups with merit.

Factors and strategic advantages which had an effect on our performance and which will continue to play a role include:

- our diverse product range, including successful trade and consumer brands and products, supplemented by imported products;
- our market leadership in our chosen markets;
- the strategic relationships with selected and valued retail customers and wholesalers;
- integrated supply chain allowing significant control over raw material production, on-time deliveries and distribution;
- our experienced and proved management teams;
- our warehousing and distribution needs are serviced by Roadway Logistics, the joint venture with Unitrans, a leading South African distribution and logistics provider, in which we also own a strategic stake; and
- synergies between our timber and sawmilling division and PG Bison group with further investments to ensure qualitative optimal use of natural resources available in southern Africa.





The division is actively investigating other markets in Africa and the Middle East to ensure full utilisation of our production capacities.



Market

The division experienced tough trading conditions both in the local market and as a result of the strengthening of the rand in the export markets. However, given the recent interest rate cuts and indications that the government's inflation targets are on track to be met, the division shares the conservative but optimistic views held in respect of the sales of household goods. Pursuant to the successful appeal by JD Group Limited to the Competition Appeal Court in respect of its merger with Profurn Limited, the condition imposed by the Competition Tribunal which would have impacted on our trading with the merged entity, had been struck and therefore the merger has been approved unconditionally.

As a result of the strength of the rand, imported products have become a threat and the relative pricing of imported electrical and audiovisual equipment has impacted on buying patterns. The division is actively investigating other markets in Africa and the Middle East to ensure full utilisation of our production capacities. Our raw material division has entered into negotiations to start foam production in Mozambique and expects to conduct a similar venture into Angola from our existing operations in Namibia.

The division continuously investigates opportunities in furthering black economic empowerment and has joined forces with Mvelaphanda Strategic Investments and several other black economic empowerment groups in its participation in the bid to acquire a 75% collective interest in Komatiland Forestry (Pty) Limited, the privatisation of government's forestry operations in Limpopo and Mpumalanga provinces.

Revenue

In the year ended 30 June 2003, revenues increased by 13,3% from R2 798,3 million in the previous year to R3 169,7 million, despite tough trading conditions and the impact of the strengthening rand on the exports of products. Substantial value was added from our investments in Unitrans and PG Bison.

Furniture

Our furniture business in southern Africa has five primary divisions: upholstered furniture, bedding, non-solid case goods, solid case goods, commercial furniture, and the imports of furniture and accessories to complement the ranges. We produce many of the major brands at price points ranging from the upper to the lower ends of the market. We produce for both the local market and for export and intend to increase the proportion of our products sold for export in the medium to longer term. To the extent we grow our export business, we expect the proportionate contribution of the upholstered furniture division to increase as we believe upholstered furniture offers the best opportunities for high-margin export growth.

Five of Steinhoff Africa's production facilities manufacture upholstered furniture, producing a wide variety of both static and motion lounge furniture in fabric and leather. In the financial year ended 30 June 2003, approximately 20% of our southern African upholstered furniture production, as determined by revenue, was exported. Our Grafton Everest facility in Durban is the largest upholstered furniture factory in southern Africa in terms of production volume. Our Alpine brand furniture, manufactured at our Cape Town facility, is quality leather static and motion furniture of which a significant portion is exported to the United Kingdom.

In the bedding division, we produce a wide range of base sets and mattresses under exclusive licences from Sealy, Slumberland, Ther-A-Pedic and Edblo. We also produce high volumes of low-cost base sets and mattresses under the Softex brand. Our raw materials companies supply many of the components used in our bedding manufacturing operations. We believe there is significant growth potential in the bedding market in southern Africa and in the medium term we are seeking to expand our bedding production operations to other countries in southern Africa, including Mozambique and Angola.

We have three factories manufacturing bedding in Namibia and Botswana, which produce foam and inner spring mattresses for their respective local markets as well as for export to Angola.

We produce solid timber case goods out of two factories in the Western and Southern Cape regions, including tables, chairs, diningroom suites and bedroom suites. In the financial year ended 30 June 2003, approximately 70% of these products were exported into the United Kingdom and the United States. The remaining production is sold at the upper end of the southern African market. All of our exported furniture from these facilities is produced and sold in flat-pack form.

We also produce a wide variety of non-solid case goods made of particleboard covered with foil or veneer. We own three foil case goods manufacturing facilities. These goods are sold into the local market or exported into other African countries and to Australia in flat-pack form. We purchase a large portion of our raw materials for this division from PG Bison.

We operate a facility in Johannesburg which produces office furniture for the local market. We also export some of this production to Australia and the United Kingdom, and intend to increase this export production over time.

Exports

Our southern African non-furniture export business is operated by our wholly-owned



We produce bed sets and mattresses under exclusive licences from Sealy, Slumberland, Ther-A-Pedic and Edblo.

Approximately 70% of solid timber case goods were exported into the United Kingdom and the United States.

Doors are the fastest growing and highest volume product exported by the group. These exports make up the largest component of our export business, constituting about a third of Steinhoff Africa's total export for 2003.



subsidiary, Steinhoff Timber Group (Pty) Limited (formerly Megacor). This subsidiary has two divisions, doors and household goods, and exports its products mainly into the United Kingdom and US markets.

In 2001, we established Steincraft, a chair factory in Durban, which produces solid timber chairs, garden furniture and patio furniture for the worldwide export market. Most of Steincraft's products are exported, primarily to the United Kingdom and the rest of Europe. Steincraft is our only facility which utilises the indigenous hardwoods grown in South Africa.

Doors are the fastest growing and highest volume product exported by the group. The export of doors makes up the largest component of our export business, constituting about a third of Steinhoff Africa's total export revenue in the financial year ended 30 June 2003. We have built a new and expanded door facility in KwaZulu-Natal and converted a furniture manufacturing factory in Mount Edgecombe, Durban into a door factory to meet the high demand for doors in the export market.

We currently have two door manufacturing operations which own six manufacturing plants. Moxwood, which operates five factories and produces quality solid pine wood doors and related products for the export market, and Doorwise, which currently has one dedicated factory producing hollow core doors for the local market and a limited number of fire doors (hollow core filled doors) which are exported primarily to the United States and also to the United Kingdom. Our Rotique sawmilling operation produces veneers and timber for our export doors as well as veneers and timber products for the local market.

Our House of York operation produces a wide variety of household products and shelving under the House of York brand for both the local and export markets, including, for example, wooden kitchenware and bathware as well as storage units and fireplace surrounds. Its products are manufactured using smaller pieces of timber recovered from our own sawmilling operations and those of others, helping to maximise our recovery and usage of wood from our sawmills.

Raw materials

Our raw materials division produces foam and textiles for use in our products and for sale to third parties locally and in western Europe and Australia. It is comprised of Vitafoam and our textiles operations. We also own a minority interest in Loungefoam, a producer of foam products for use in furniture and bedding. We believe that sourcing and producing our own raw materials allows us to secure a cost-effective and reliable source of inputs for our manufacturing operations and can also lead to synergies in intragroup sourcing.



Vitafoam produces flexible polyurethane foam for use in the furniture, bedding and packaging industries as well as a range of consumable products, such as economy foam mattresses. It has nine production plants located in South Africa, Namibia and Botswana. Vitafoam sells its products into the southern African market. Approximately half of its output is utilised by other group companies and the other half by third parties.

We operate three textile businesses, Jatex, Loungeweave and Mattex.

Jatex manufactures flat woven fabrics for upholstered furniture, curtain and napery applications at its Rosslyn (Gauteng) factory, as well as printed stitchbond and spunbond fabrics used as mattress ticking.

Loungeweave produces woven jacquard and damask mattress ticking in its factory at Isithebe. Its operations also include a yarn-dyeing facility at Isithebe (KwaZulu-Natal) to support the weaving unit. Its production currently supplies our own factories as well as other southern African manufacturers.

Mattex is a Cape Town-based jacquard-weaving factory producing a wide range of damask mattress ticking, vertical blind fabrics, narrow woven tape and napery products. Mattex has recently invested in state-of-the-art modern equipment to supply quality jacquards into Europe, both to our own European operations and to third parties.

Timber and sawmilling

We conduct three distinct types of activities through our timber and sawmilling operations. We own and manage forests, own and operate sawmills and manufacture timber-related products for export as well as sale into the local market.

We currently own and manage 12 000 hectares of forest, the majority of which is located in the southern Cape. We source the rest of our timber requirements locally from third parties. We intend to secure an increasing proportion of our timber through long-term supply arrangements or through our own production.

We are also active in discussions relating to the privatisation of forests in South Africa. We intend to invest further in forestry assets in the coming year to ensure the efficient management of the forests and a reliable supply of FSC-certified timber for use in our operations.

Our timber and sawmilling division sources and produces timber which we use for our products and also sell for export, and produces timber-related products, such as pallets, treated poles and cable drums, to improve the recovery of timber which is



Our raw materials division produces foam and textiles for use in our products and for sale to third parties locally and in western Europe and Australia.

We believe that sourcing and producing our own raw materials allows us to secure a cost-effective and reliable source of inputs for our manufacturing operations.

Portions of logs we cannot use in our manufacturing operations are made into other wood products such as transmission poles, the majority of which are exported, and pallets and cable drums sold in the local market.



unsuitable for use in our furniture manufacturing operations.

We have five operating sawmills, the most recent of which is a technologically-advanced sawmill, which we expect to commence operations towards the end of this current financial year.

Our sawmilling operations cut trees into the timber used in our manufacturing operations or sold to third parties. The higher quality of timber is provided to our furniture and door factories. Lower quality wood is used to make furniture frames and bedding bases. Portions of logs we cannot use in our manufacturing operations are made into other wood products such as transmission poles, the majority of which are exported, and pallets and cable drums sold in the local market.

Logistics

Our logistics division develops strategic logistics and distribution networks which we use to support the efficient and reliable distribution of our products in southern Africa. We intend to create a single distribution channel for our own and other manufacturers' household products in the region, from the factory to the end consumer. We have invested in logistics primarily through acquiring strategic stakes in companies which conduct distribution activities and which serve our logistical needs as well as those of other customers. We believe our investments in logistics will enable us to source cost-effective, efficient and reliable distribution channels for our products.

Our logistics division is comprised of our interests in Roadway Logistics and Unitrans.

Roadway Logistics is a 50-50 joint venture between Unitrans and Steinhoff which deals with the distribution of all furniture in South Africa and provides similar services to other clients in South Africa.

We hold a 26,1% strategic interest in Unitrans, our partner in Roadway Logistics. Unitrans is a JSE-listed, diversified distribution and logistics group providing services ranging from freight distribution and passenger transport, warehousing, distribution and logistics services, express delivery and courier services to vehicle retailing, leasing, fleet management, financing and insurance.

We chose Unitrans as our primary strategic partner for distribution in southern Africa based on its strong reputation and management team, footprint in sub-Saharan Africa and because we believe it has the capacity to handle our distribution needs. We believe that Unitrans also has the ability to grow with our operations worldwide.

Australia and India

With effect from 1 October 2001, we formed a joint venture, Steinhoff Pacific, which acquired the manufacturing operations of Australian retailer Freedom Group Limited and combined them with our own Australian operations. We own a 74,9% interest and Freedom group owns a 25,1% interest in Steinhoff Pacific. We have concluded a comprehensive supply and strategic alliance agreement with Freedom group, the second-largest retailer of furniture and household goods in Australia. Steinhoff Pacific's operations include Freedom group's manufacturing facilities in Sydney and Auckland, as well as Marshall Furniture, one of the largest case goods manufacturers in Australia, which we acquired prior to the formation of the venture, and our pre-existing sofa manufacturing facilities in Adelaide. Steinhoff Pacific's operations also include Nexus, a solid case goods manufacturer located in Victor Harbour.

We view our partnership with Freedom group as an excellent growth opportunity for Steinhoff Pacific in the region and seek to expand the range of manufacturing and distribution activities we conduct in partnership with Freedom group. We seek to increase substantially the supply of Steinhoff Pacific furniture sold to Freedom group over the next several years, and to expand our product ranges in respect of sofas, lounge suites, metal and timber case goods. We also intend to investigate opportunities to expand into bedding, motion furniture and leather products.

As recently announced in Australia, Freedom group is currently subject to a cautionary notice relating to a privatisation proposal initiated by three of its executive directors.

In India, we are partners in a joint venture with Allam Tannery which manufactures cut and sewn upholstered furniture covers at competitive margins. We believe the availability of inexpensive raw materials and skilled labour makes this region attractive for this type of venture. The relatively small production from this venture is exported to our factories in eastern Europe for use in our upholstered products sold into the German market. We also currently supply a small amount of cut and sewn covers into the Australian market. As part of this joint venture, we are establishing an upholstered furniture plant in Calcutta which will produce upholstered furniture to be sold to the Indian market. The first production from this factory is expected in 2004.


Steinhoff
Australia

Our logistics division develops strategic logistics and distribution networks which we use to support the efficient and reliable distribution of our products in southern Africa.

Five areas of focus

Starting from humble beginnings in 1964 Steinhoff now operates worldwide from more than 85 factories, and 25 sourcing and distribution centres.

1. Western Europe

Factories:	**12**
Distribution centres:	**8**

2. Eastern Europe

Factories:	**19**
Distribution centres:	**3**



3. Africa & India

Furniture factories:	**17**
Sourcing and distribution centres:	**13**
Export factories:	**8**
Raw materials, timber and sawmilling:	**26**

4. Australia

Factories:	**5**
Sourcing and distribution centres:	**2**

5. Associates

Through our **three South African associates,** we have more than 130 facilities, outlets, franchises and dealerships, and in excess of 5 000 trucks, tractors, buses and coaches nationally.



Group services

To achieve operating efficiencies and provide centralised management of activities, we provide certain services to our operating entities on a centralised basis from our South African headquarters. Certain group services are also provided to our operating entities by Steinhoff Europe or Steinhoff Africa, as the case may be.

Strategic development

Our strategic development is driven by our management at regional division level who develop proposals for possible joint ventures, mergers and acquisitions, special projects and potential growth areas and expansion of current divisions.

Treasury services

Our treasury services department organises adequate funding to enable us to explore or realise strategic opportunities and developments. Based on feasibility reports and the decisions on a particular opportunity, we decide whether and what type of funding to procure.

Financial management

Our financial management department implements and oversees procedures that must be followed in preparing financial reports and tax assessments. They also ensure that adequate risk control measures are in place. This includes proper insurance cover for directors' liability, product liability, business interruption, credit default debts, and the group's assets.

Information technology

Information technology decisions and day-to-day management within the group are managed at regional division levels and overseen centrally by Group Services IT management. Although implementation, roll-out, and subsequent maintenance and support are conducted at regional division level, Group Services IT management conducts regular on-site visits at regional levels and evaluates system performance and future development plans.

Given the disparate operational requirements and the variety in infrastructure between the different regions where we operate, we have made the decision not to implement a single platform or application solution. We have instead implemented a worldwide standard whereby all of our divisions must comply with certain guidelines when implementing new software, hardware or other technologies.

Legal

We currently have four licenced legal counsel. They are all actively involved in internal legal issues such as the drafting of agreements, and the oversight of the group's statutory and legal reporting requirements. Matters which are country specific are outsourced to accredited practitioners.

Human resources

Human resources is generally managed through regional human resources divisions.

The group's head of human resources receives reports from each division, which, in turn, receives reports from each operating unit.

We currently have succession planning procedures in place for management and senior level employees. These contingency plans include, when required, outside recruitment, selection and assessment procedures and proper training for successor employees. In accordance with South African legislation, human resources also implements and oversees training programmes to ensure that historically disadvantaged employees receive specific training and development.

Technical support

Group services provides technical support in connection with factory layouts, plant and equipment procurement as well as rendering advice on production processes to enhance efficiencies.

The team includes:

Hans-Ulrich **Bussas** (48) (Legal Services) BLaw
Ray **Cox** (61) (Technical Services) Dip Management
Piet **Ferreira** (48) (Corporate Services) CA(SA)
Johan **Geldenhuys** (47) (Human Resources) BA (Hons), MBA (HR)
Poen **Hoffman** (60) (Legal Services) BA LLB
Enrico **Liebenberg** (47) (IT Services) BCom
Shaun **Pelser** (32) (Legal Services) BLC LLB
Albert **Rapp** (54) (Special Projects) CA(SA)
Iwan **Schelbert** (41) (Financial Services) BAcc

Corporate governance

The Steinhoff group and its directors are committed to the principles of effective corporate governance and application of the highest ethical standards in the conduct of its businesses and affairs. The group endorses the principles of openness, integrity and accountability advocated by the Code of Corporate Practices and Conduct set out in the King Report on Corporate Governance SA 2002 (King Report). Efforts made in the group over a number of years conform with current international trends towards improving transparency in reporting and accountability. In all dealings, we strive to ensure that the interests of stakeholders are foremost in our decisions and that they are fully informed of the processes at stake.

Ethics

The group operates on the basis of decentralised management across numerous countries. All employees are required to maintain the highest level of ethical standards in ensuring that the group's business practices are conducted in a manner that, in all circumstances, is above reproach.

We have adopted a code of ethics, committing ourselves to the highest ethical standards of conduct. The code of ethics has been approved by the directors and a formal ethics programme is being rolled out throughout the group. This code addresses, inter alia, conflicts of interest.

Steinhoff continues to expand its performance-driven culture of full disclosure and transparency in which individual employees assume responsibility for the actions of the business. The integrity of new appointees in the selection and promotion process is continuously assessed. The code spells out our commitment towards shareholders, customers, suppliers and the community at large, as well as policies and guidelines regarding the personal conduct of management officials and other employees.

Board of directors

The board consists of 12 directors, of whom seven are non-executive directors. The board considers Dirk Ackerman, Johann du Plessis, Claas Daun, Len Konar, Jannie Mouton and Franklin Sonn as independent, non-executive directors, as described in the King Report. The non-executive directors, drawing on their skills and business acumen, ensure impartial and objective viewpoints in decision-making processes and standards of conduct.

The roles of the chairman and the chief executive officer are separated. Bruno Steinhoff is the executive chairman of the group and Markus Jooste is the chief executive officer.

The mix of geographic, technical, entrepreneurial, financial and business skills of the directors is considered to be balanced, enhancing the effectiveness of the board.

The primary responsibilities of the board include regular review of strategic direction of investment decisions and performance against approved plans, budgets and best practice standards, determination of policy and processes to ensure the integrity of the group's risk management and internal controls, communications policy and director evaluation. These responsibilities are set out in the approved board charter.

The board retains full and effective control over the organisation and decisions on material matters are reserved by the board, materiality being defined in delegated authorities regarding matters such as capital expenditure, goods and services procurement, property transactions, borrowings and investments.

The board meets quarterly, and more frequently, if circumstances or decisions require.

During the period under review, the board attended the Annual International Management Conference and the four board meetings which took place were attended as follows:

BE Steinhoff	4
MJ Jooste	4
DE Ackerman	4
CE Daun	4
JNS du Plessis*	3
KJ Grove	4
D Konar	4
JF Mouton*	3
FJ Nel	4
FA Sonn*	2
NW Steinhoff	4
DM van der Merwe	4

** these directors were appointed on 31 October 2002.*

At all board meetings, directors declare their interests in contracts where applicable. Meetings are conducted in accordance with a formal agenda, ensuring that all substantive matters are properly addressed. Standing sub-committees of the board have been appointed, details of which are set out below, while ad hoc sub-committees are created as and when necessary.

The whole board is involved in the process of selection and appointment of directors, on recommendations of the nominations committee. Directors are appointed on the basis of skill, acumen, experience and level of contribution to, and impact on, the activities of the group. Non-executive directors contribute an unfettered and independent view on matters considered by the board and enjoy significant influence in deliberations at meetings. They formally meet in committee on a regular basis to evaluate management performance. All directors have the requisite knowledge and experience required to properly execute their duties, and all participate actively in the proceedings at board meetings. Terms of office of non-executive directors are subject to three-year rotation provisions, while executive directors are appointed for terms of office not exceeding five years, subject to the company's general conditions of service.

To adequately fulfil their responsibilities, directors have unrestricted access to timeous financial information, all company information, records, documents and property. Directors are provided with guidelines regarding their duties and responsibilities as directors and a formal orientation programme has been established to familiarise incoming directors with information about the group's business, competitive position and strategic plans and objectives.

The board has the following committees to assist it with its duties:

- Executive committee
- Audit and risk management committee
- Human resources and remuneration committee
- Nomination committee
- Group risk advisory committee

Executive committee

The committee is chaired by the executive chairman and its membership consists of the executive directors of the company. It meets formally on a monthly basis, with senior executive management, designated corporate staff managers and divisional directors in attendance, and informally on a weekly basis.

The committee and its members are individually mandated, empowered and held accountable for implementing the strategies and key policies determined by the board; managing and monitoring the business and affairs of the organisation in accordance with approved business plans and budgets; prioritising the allocation of capital and other resources and establishing best management and operating practices. Structured management succession planning, for purposes of identifying, developing and advancement of future leaders in the group, is an important element in the process.

Audit and risk management committee

The audit committee comprises four members, three of whom are independent, non-executive directors, under the chairmanship of independent non-executive director Len Konar. The committee operates within defined terms of reference and authority granted to it by the board.

It meets formally at least four times per annum to consider financial reporting issues and to advise the board on a range of matters, including corporate governance practices, effectiveness of internal control policies and procedures, assess the risks facing the business and discuss the findings and recommendations of the external and internal auditors. The committee is also responsible for ensuring compliance with laws and other regulatory requirements and internal and external audit management. The external auditors attend the formal committee meetings and also have unrestricted informal access to the chairman of the audit committee. Certain major group companies also have local audit committees which operate in a similar fashion, and which report any



material issues to the Steinhoff International Holdings audit committee.

The committee ensures that there is appropriate independence relating to services provided by the external auditors. A detailed policy has been adopted as to which services are permissible. This policy will be reviewed on an annual basis. The audit committee is satisfied that the independence of the external auditors is not compromised by the present scale of non-audit fees paid to them.

The chairman of the audit committee will be available at the annual general meeting to respond to queries about the work of the committee.

Human resources and remuneration committee

The human resources and remuneration committee comprises four independent, non executive members, Dirk Ackerman, Johann du Plessis, Len Konar, Franklin Sonn and group chief executive officer, Markus Jooste, and is chaired by Dirk Ackerman. The committee operates within defined terms of reference and authority granted to it by the board and meets at least twice a year (with ad hoc meetings convened as and when required). Its main responsibility is to review and approve the remuneration and employment terms of executive directors and senior group executives, as well as consider new appointments to the company and subsidiary boards. Executives invited to attend these meetings may not take part in any decisions regarding their own remuneration.

The committee is also responsible for the group's remuneration policies and the allocation of share options in terms of the group's share option scheme.

The human resources and remuneration committee has a clearly defined mandate from the board aimed at:

- Ensuring that the company's chairman, executive and non-executive directors and senior executives are fairly rewarded for *their individual contributions to the* company's overall performance.
- Ensuring that the company's remuneration strategies, packages and schemes are related to performance, are suitably competitive and give due regard to the interests of the shareholders and the financial and commercial health of the company.
- Ensuring appropriate human resources strategies, policies and practices.
- Reviewing executive succession and development plans and approving to the board candidates for senior positions in the company.
- In discharging its responsibilities, the committee consults widely within the company and group and draws extensively on external surveys and independent advice and information.

The committee considers and submits recommendations to the Steinhoff board concerning the fees to be paid to each non-executive director. The remuneration of the non-executive directors is set by the chief executive officer after consultation with the company's advisors and executive directors. Any changes to the fees will be approved by the board and submitted to the shareholders in a general meeting for approval prior to implementation and payment. The level of fees will among others be determined according to the remuneration paid by comparable companies.

As well as complying with provisions of the code as disclosed in the company's annual financial statements, the board has applied the principles of good governance relating to directors' remuneration as described below.

In determining the remuneration of the executive directors, the remuneration committee aims to provide the appropriate package required to attract, retain and motivate the executive directors while giving due consideration to remuneration levels, both within and outside the group. To meet these objectives, the committee takes regular advice from external remuneration specialists.

The company's primary executive remuneration objective is to reward the executive directors to ensure that their interests are as far as possible commensurate with the interests of the shareholders.

- *Remuneration for the executive directors* consists of a basic salary, a performance-related bonus, pension contributions, share option schemes and other benefits, including a company car. Full details of the remuneration of the individual directors are set out in the annual financial statements.

Basic salary and benefits – salaries for the executives are reviewed annually in July. The committee compares current rates of pay to those observed in similar relevant companies. This information is then adjusted to reflect both the group's performance compared to similar companies and the individual's performance. The benefits mainly include the provision of motor vehicles to the directors.

Annual bonus – the remuneration committee uses an annual performance and profit-related bonus as an incentive to executives to achieve pre-determined financial targets based on earnings growth and cash flow. The remuneration committee sets the financial targets of the executives and these targets are reviewed on a regular basis.

Share option schemes – the company has share option schemes for senior executives which has been approved by shareholders. The committee grants options which reflect the executive directors' salary and position. Options granted are subject to time limits and performance criteria.

Service contracts – it is the committee's objective for all future executive directors' service contracts to provide notice periods of one year or less.

The chairman of the human resources and remuneration committee will be available at the annual general meeting to answer any queries about the committee's work.

Nomination committee

The committee comprises all the independent non-executive directors of the board, who, in consultation with the executive chairman and group chief executive officer, make recommendations to the board regarding the appointment of new executive and non-executive directors and makes recommendations on the composition of the board generally.

Group risk advisory committee

The committee consists of all the independent non-executive directors of the board. It operates within defined terms of reference and authority granted to it by the board. At least two meetings are held annually.

This committee assists the board in reviewing the risks and management reports regarding the risks. The committee sets the group's risk strategy in liaison with the executive directors and senior management. The committee monitors, at least semi-annually, key performance indicators and key risks, including operational, physical, financial, human resources, technology, continuity, credit, market and compliance risks.

Management is accountable to the board for designing, implementing, monitoring and integrating the process of risk management into the day-to-day activities.

The board views risk management in a positive light, as it may identify business opportunities.

The formal strategic risk assessment that was carried out at group level in 2002 was rolled out to the major operating entities during the year. Risk mitigation strategies have been identified for all key risks, both at a group and at operating entity level. The output of the risk assessment process has provided the basis for the internal audit coverage plan for the current year.

This committee maintains a close relationship with the audit committee.

The group risk advisory committee chairman will be available at the annual general meeting to respond to queries about the work of the committee.

Management reporting

Management reporting disciplines include the preparation of annual budgets by operating entities. Monthly results and the financial status of operating entities are reported against approved budgets. Profit projections and cash flow forecasts are reviewed regularly, while working capital and borrowing levels are monitored on an ongoing basis.

Financial control and reporting

The executive directors are responsible for ensuring that group companies maintain adequate records, and for reporting on the financial position of the group and the results of the activities with reasonable accuracy and reliability. Financial reporting procedures are applied in the group at all levels to meet this responsibility. Holding company executives meet regularly with management of operating companies on a formal basis and are effectively involved in the major decision-making processes of all group companies. Financial and other information is constantly reviewed and any action necessary is taken immediately.

Improvements to the quality of reported information have been effected by means of the replacement or upgrading of a number of major information systems of group companies. The benefits have become visible during the financial year when these new systems were bedded down.

These financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and the consistent use of appropriate accounting policies (unless an accounting policy requires revision or adoption to new accounting standards in which case proper disclosure is made), supported by reasonable and prudent judgement and estimates, to properly disclose the financial status.

Internal control, risk management and internal audit

The directors endorse the guidance for directors published in the King Report on Corporate Governance concerning the operation of a sound system of internal control.

The board is responsible for the group's system of internal control and risk management and for reviewing its effectiveness. To discharge that responsibility, the board confirms that during the period it has established the procedures necessary to implement the recommendations, including clear operating procedures, lines of responsibility and delegated authority.

The board instituted a more formal risk management process during the 2002 financial year, including an initial series of risk management workshops, organised by external consultants, which were conducted in May 2002. The board has fully complied during the whole year with the requirements regarding risk management. The fundamental processes in respect of risk evaluation and management are now in place.

The business risk management procedures and other internal controls described below will be further developed over the coming year such that, together with management's entrepreneurial and creative skills, the group can take advantage of the benefits from implementing the King Report guidance to further enhance shareholder value.

The executive directors have overall responsibility for ensuring that the group maintains a system of internal financial control to provide them with reasonable assurance regarding the reliability of the financial information used within the business and for publication, and that assets are safeguarded. There are inherent limitations in any system of internal financial control and accordingly even the most effective system can provide only reasonable, and not absolute, assurance with respect to the preparation of financial information and the safeguarding of assets.

The key features of the internal control system that operated throughout the year covered by the financial statements are described under the following headings:

- Control environment
  The board has put in place a documented organisational structure with clearly

defined and understood lines of responsibility and delegation of authority from the board to operating units. There are established policies and procedures, including a code of conduct, to foster a strong ethical climate.

- **Identification and evaluation of business risks and control objectives**
  The board has the primary responsibility for identifying the major business risks facing the group and for developing appropriate policies to manage those risks. The risk management approach is used to focus the attention of directors and management on the group's most significant areas of risk and to determine key control objectives.

- **Information systems**
  The group operates a comprehensive annual planning and budgeting system with an annual budget approved by the board. There is a financial reporting system, which compares results with plan, and the previous year on a monthly basis, to identify any significant deviation from approved plans. Reports include a monthly cash flow statement projected for 12 months, which is used in determining that the group has adequate funding for its future needs.

- **Risk management**
  The board identifies and reviews risk through the planning process, the close involvement of the executive directors in the group's operations and the periodic monitoring of key issues to ensure that the relevant risks faced by the group are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity.

- **Main control procedures**
  The board has adopted a schedule of matters which are required to be brought to it for decision, thus ensuring that it maintains full and effective control over appropriate strategic, financial, organisational and compliance issues. The board has identified a number of key areas which are subject to regular reporting to the board which include treasury, legal and other matters. Financial controls and procedures are in place, including procedures for seeking and obtaining approval for major transactions and organisational changes as well as organisational controls involving the segregation of incompatible duties and controls relating to the security of assets.

- **Monitoring**
  The board has delegated to executive management implementation of the system of risk management and internal financial control. The operation of the system is monitored and a programme of reviews focusing on key aspects of the business has been carried out.

The board conducts a review of the operation and effectiveness of this system of internal financial control annually. The board considers that there have been no significant weaknesses in this system that have led to any material losses or contingencies during the last year or the period from the balance sheet date to the date of this report.

The executive directors accept responsibility for maintaining appropriate internal control systems to ensure that company assets are safeguarded and managed, and losses arising from fraud or other illegal acts are minimised. Control systems are continually monitored and improved in accordance with generally accepted best practices.

The internal audit department is a function established at corporate level, reporting to the audit committee, to assist executive management and the audit committee in the effective discharge of their respective responsibilities, by means of independent financial, internal control and operational systems reviews. The internal audit function has been outsourced to the enterprise risk division of the company's external auditors, Deloitte & Touche, locally and internationally to other providers of such professional services. This position is being reviewed, and co-sourcing is under consideration.

Stakeholder communication

The board considers that balanced and understandable communication of the



group's activities to stakeholders is essential and strives to clearly present any matters material to a proper appreciation of the group's position. The interests and concern of stakeholders are addressed wherever possible by communicating information, as it becomes known, regardless of the potentially positive or negative impact.

The directors seek to build on a mutual understanding of objectives shared between the company and its institutional shareholders through a regular series of meetings and presentations. The board welcomes the attendance of private shareholders at the annual general meeting and the opportunity to address any questions which they may have. The chairmen of the audit and human resources and remuneration and nomination committees attended last year's annual general meeting and intend to be present at the forthcoming meeting. At last year's annual general meeting, all resolutions were passed on a show of hands. After the vote, the level of proxies lodged on each resolution was announced at the meeting.

The company adopts a proactive stance in disseminating appropriate operational information to stakeholders through print and electronic news releases and the statutory publishing of the group's financial performance. The board has appointed Len Konar to act as senior director in furthering communication.

Fraud and illegal acts

The company does not engage in, accept or condone any engagement in illegal acts in the conduct of its businesses and affairs. The directors' policy is to actively pursue and encourage prosecution of perpetrators of fraudulent or other illegal activities should they become aware of any such acts. The company has implemented a "fraud line" for purposes of facilitating the report of any fraud or illegal acts which is managed and administered by KPMG.

Empowerment, employment equity and development

Steinhoff places particularly high value on the abilities and contributions made by employees in the development and achievements of its businesses.

The group is open to new partnerships that will increase shareholder value as well as plough back skills and resources into the South African community.

The group believes that the importance of the effective development of its people cannot be over-emphasised and represents a key factor in the success of the group. The human resource policies in operation are directed by a broad framework of corporate values and are driven by the need to ensure effective utilisation and investment in human resources. Merit and competence are the two key criteria for advancement in the company; however, the diversity of cultures existing in the group is acknowledged and appreciated. The group continually seeks to redress historical imbalances so that all employees can compete on equal terms. The group actively participates in initiatives directed at the economic empowerment of previously disadvantaged groups in the South African community and expects that extensive benefits will accrue from this process in the short and longer terms. The group also operates share incentive schemes to enable executives, on merit, to participate in the equity of the group.

Around the globe, the group is an equal opportunities employer. In terms of the Employment Equity Act, the group strives to afford all staff members opportunities to realise their full potential and advance their careers. The group is committed to a working environment that is free from any discrimination and seeks to develop skills and talent inherent in its workforce. The group applies policies that do not discriminate on grounds of race, age, disability, sex or religion and which provide good opportunities for disadvantaged sections of the community.

The group recognises the rights of employees with regard to freedom of association and representation within the context of corporate economic viability arising from its responsibility to its shareholders. The group affirms that employees have the right to choose whether or not they wish to participate in organised labour structures and has provided assistance to employees to set up employee forums.

Insider trading

No employee may deal, directly or indirectly, in Steinhoff shares or warrants on the basis of unpublished, price-sensitive information regarding the business or affairs of the group. No director or management official who participates in the Steinhoff share scheme may trade in Steinhoff shares or warrants during embargo periods determined by the board. These include the periods between the end of the interim and annual reporting periods and the announcement of financial and operating results for such reporting periods.

Interests in contracts

One of the directors declared his interests in a preference share investment which the group completed during the year under review. None of the other directors had a significant interest in any contract or arrangement entered into by the company or its subsidiaries.

Ethical responsibilities and the environment

A group ethical trading policy covering safety, equity, legal, environmental and social matters has been adopted, setting out required standards for suppliers of goods and services. It is the company's policy globally to work with its suppliers to achieve the aims of this policy.

In relation to the environment, the group aims at all times to comply with all relevant legal obligations and regulations concerning the environment and to adopt an all-encompassing approach to environmental protection measures with the object of achieving continuous improvements.

The company strives to keep waste materials to a minimum and to reduce, recycle, and where necessary, dispose of waste by the safest and most responsible means available to reduce environmental impact.

It is the group's aim wherever possible to obtain goods from suppliers who operate under established environmental policies based on relevant legal requirements for the countries in which they operate and to have particular regard to sustainable operations and sustainable products. The company will try to use renewable resources wherever feasible and work with its suppliers to conserve natural resources where renewable options are not available.

Managed health care

Access to health care is provided to all employees either through the provision of medical insurance schemes including hospital plans, or through the network of group-run primary health care clinics. The group continues to take a proactive stance against life-threatening epidemics such as HIV/Aids. These diseases are being actively managed, largely on a preventative basis, to negate their impact on the business and the employees themselves.

Going concern

The directors report that, after making enquiries, they have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Company secretary

All directors have access to the advice and services of the company secretary and are entitled and authorised where appropriate to seek independent and professional advice about affairs of the group at the group's expense. The company secretary is responsible for the duties set out in section 268G(d) of the Companies Act. The certificate required to be signed in terms of subsection (d) of the act appears on page 59.

Triple bottom line

The company views the sustainability of the group against the background of having a sustainable environment to flourish and pursue the results achieved since listing.

The extent of compliance with the King Report is further reported on as set out in the report on corporate governance on pages 43 to 50. This report includes the structures and procedures implemented by the company in ensuring the evaluation and managing of risks encountered by each operating business.

Human capital

The company holds its human capital in high esteem. Our skilled and motivated workforce enable the group to maintain its achievements.

As at 30 June 2003 the group had approximately 20 400 full-time employees and less than 1 000 part-time seasonal employees worldwide. The table below shows the number of the group's full-time employees excluding non-executive directors, in each region in which we operate as of the dates indicated.

Of the total number of employees worldwide approximately 70% were male and 30% female. Of the total of 10 600 employees employed in southern Africa 94% are black and 6% white.

We have implemented policies to specifically focus on health and safety issues. In addition to our efforts to maintain high safety standards in our operating facilities, we have successfully introduced company level medical clinics at certain of our operations in addition to the medical benefits offered to our employees in South Africa. These clinics not only reduce our absenteeism figures, but also act as a conduit for our health management programmes, which address such issues as HIV and Aids.

30 June	**2003**	2002	2001
Southern Africa	**10 600**	11 700	11 100
Central and eastern Europe[1]	**7 500**	8 350	8 500
Western Europe[2]	**1 750**	2 000	1 330
Australia and India	**550**	500	310
Total	**20 400**	22 550	21 240

Notes:

(1) Central and eastern Europe includes Hungary, Poland and Ukraine.

(2) Western Europe includes Belgium, Germany, The Netherlands, France and the United Kingdom.

Although we apply employment equity standards equally throughout the group, we have also, in accordance with South African legislation, implemented specifically focused programmes in South Africa to enhance the development of historically disadvantaged employees, defined as designated employees in the South African Employment Equity Act, across all occupational levels and categories.
The focus on development of designated employees have led to the establishment of a programme known as the Steinhoff Corporate University. This training programme provides accredited management development programmes and our objective is ultimately to extend similar programmes to regions outside South Africa, particularly central and eastern Europe.

We believe that our relationship with our employees is satisfactory. We believe this is the result of, inter alia, employee incentive programmes offering a diverse range of benefits across different operations, as well as improved workplace relationships and increased employee participation within our business units. During the last three years, we have experienced sporadic work stoppages or strikes, which have not significantly affected any production ability.

We have a well-developed succession planning process in place that spans all businesses within the group. The quality of our succession candidates is reviewed regularly to ensure sufficient resources to deal with future requirements.

Environment

The nature of our operations and the raw materials which are produced and used serve as a continuous reminder of man's dependence on a sustainable environment.

It remains of paramount importance to comply with all environmental requirements in ensuring a sustainable environment.

Forestry Stewardship Council (FSC)

Our timber and sawmilling division maintains its FSC accreditation and sources all timber from accredited forests. This international accreditation assures consumers and customers that the plantations are well managed on a sustainable basis with minimum or no adverse effects on the environment. This division strives to ensure that synergies are applied in full use and recovery of natural resources utilised in the production of our products.

ISO certification

Several of the business have achieved ISO certification including the following in the table below.

The operations in Hungary have implemented a customer orientated quality management system ISO 9000:2000.

Relyon group and Norma holds ISO 9001 certification while Pritex qualifies for QS 2000, which is the more strict certification required by the automobile industry.

Die Klose Collektion GmbH	DIN ISO 9001:1994
Klose Pomorska FM Sp.z o.o.	DIN ISO 9001:2000
Klose Cosciciska FM Sp.z o.o.	DIN ISO 9001:2000
Klose Czerska FM Sp.z o.o.	DIN ISO 9001:2000
Visita/Conforta	DIN ISO 9001:2000

Social investment

The group is involved in social investment projects in each region where we operate. To name but a few in demonstrating our commitment to the communities where we operate:

HIV/Aids

Steinhoff Africa in particular is committed to action plans to fight HIV/Aids. The HIV/Aids infection rate among our South African workforce is currently estimated at approximately 21%, a figure we believe is slightly below the overall infection rate in the country.

To minimise the effect of HIV/Aids on our people and our business, we actively pursue HIV/Aids awareness campaigns with our South African workforce via management and peer group educators, factory-based medical clinic staff and health campaigns. Our HIV/Aids policy is communicated through management and union communication systems to ensure awareness among employees.

Our medical clinic staff ensure ongoing counselling and monitoring in addition to primary health care services.

Our objectives are:

- to reduce the number of infections among employees and consequently their families and communities;
- to ensure that the rights of employees living with HIV/Aids are upheld and comply with existing legislation; and
- to create a conducive environment in the workplace for dealing with the pandemic constructively.

Social plan

The group sees the implementation of a well-designed social plan as an opportunity to contribute to the alleviation of the social and economical impact of individuals and the economies of the regions in which we operate.

In addition to various business unit community-based activities, our South African division has adopted 100 Aids orphans. The main objective is to ensure that surviving orphans obtain the required support to assist them in becoming part of the future of South Africa. Support services include, among others, nutrition, health care, scholastic education and psycho-social care.

It is our intention to expand this project to many other Aids orphans through co-sponsorships of our customers and suppliers.

The group has also been instrumental in channelling industry education and training funds to HIV/Aids educational awareness programmes for management of smaller furniture and related businesses.

We are actively involved in ensuring the future viability of retirement and medical funds within our industry.

Black economic empowerment

The group has been active in the support and development of small and medium enterprises within our industry. Furniture-related enterprises have been identified and are backed up with business, technical and other required skills.

This project has been extended to our furniture industry's SETA (Sectoral Education and Training Authority), an initiative that will incorporate other small entrepreneurs with the objective to transfer skills and to create employment opportunities.

Projects

- Our operations in Hungary play an important role in the local cultural life with art exhibitions and by sponsoring the Andante – MKB International Jazz Festival.

- The company has enjoyed the third consecutive Steinhoff Race Day and plans to launch its next initiative in caring for Aids orphans in South Africa, at the Gommagomma Summer Cup which will take place on Saturday, 29 November 2003 at the Turffontein Race Course, Johannesburg.

- The company enjoys honorary membership of the Tikkun Foundation, an organisation with the objective to uplift historically disadvantaged groups in South Africa.

Five divisional areas of operation

Owning the supply chain has given Steinhoff the competitive edge it needs to successfully compete globally.

1. Raw materials

Our raw material division produces foam and textiles for use in our products and for sale to third parties locally and in western Europe and Australia.

We believe that sourcing and producing our own raw materials allow us to secure a **cost-effective and reliable source** of inputs for our manufacturing operations.

2. Manufacturing

Daily average production volume this year:

Upholstered furniture units	**6 395**
Case goods units	**6 500**
Doors	**13 000**
Chairs	**4 528**
Mattress units	**5 790**



3. Wholesaling

Our wholesaling capabilities enhance our product offering, limits dependance on own manufacturing but increase **efficiency in utilisation** of capacity.

4. Warehousing & Distribution

This division compromises **sophisticated warehouse facilities**, efficient distribution networks and synergies derived from our investments in Roadway Logistics and Unitrans.

5. Exports

The largest part of our production in **Poland and Hungary** is exported to western Europe.

The export of doors makes up the largest portion of exports, and 20% of upholstered furniture production is exported from **South Africa**.



Report of the independent auditors

TO THE MEMBERS OF STEINHOFF INTERNATIONAL HOLDINGS LIMITED

INTRODUCTION
We have audited the group annual financial statements of Steinhoff International Holdings Limited, set out on pages 56 to 107 for the year ended 30 June 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE
We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:
- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION
In our opinion, the financial statements fairly present, in all material respects, the financial position of the group at 30 June 2003 and the results of its operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche.

8 September 2003

Directors' report

for the year ended 30 June 2003

The directors have pleasure in presenting the annual financial statements of the group for the year ended 30 June 2003.

NATURE OF BUSINESS

Steinhoff is a holding company invested predominantly in the household goods and related industries. Steinhoff is a globally integrated lifestyle supplier that manufactures, warehouses and distributes household goods and also provides financial and management services to group companies.

DIVIDENDS

The directors have resolved to award capitalisation shares to shareholders registered at the close of business on 7 November 2003, with shareholders having the right to elect to receive instead a final cash dividend of 18 cents (2002: 15 cents) per share.

SUBSIDIARY COMPANIES

	Issued share capital	**Effective shareholding (%)**
The company's principal subsidiaries are:		
Steinhoff Africa Holdings (Proprietary) Limited and its subsidiaries	R35 700	100
Steinhoff Möbel Holdings Alpha GmbH and its subsidiaries	€35 790	100

The attributable interest of the company in the aggregate net income after taxation of its subsidiaries for the year ended 30 June 2003 is:

	2003 R'000	2002 R'000
Aggregate amount of net income after taxation	**798 043**	567 753

INSURANCE RISK MANAGEMENT

The group has continued to use a risk management policy, which incorporates elements of self-insurance. This is backed by an active risk appraisal and review programme and the extent of external insurance cover is at all times sufficient to ensure that the level of risk retained by the group is not significant.

PROPERTY, PLANT AND EQUIPMENT

During the year the group invested R585 million (2002: R406 million), in property, plant and equipment. This capital expenditure was funded by internally generated cash and bank credits.

Further information relating to the investment in property, plant and equipment of the company is presented in note 8 of the annual financial statements.



Directors' report (continued)

for the year ended 30 June 2003

SHARE CAPITAL

The following shares were issued during the year:

Date	Number of shares	Consideration
8 October 2002	58 350	Acquisition of assets
8 October 2002	1 033 506	Loan to Steinhoff Share Trust
8 October 2002	3 315 200	Cash
4 November 2002	20 776 933	Capitalised dividend
31 December 2002	20 000 000	Cash
2 April 2003	246 086	Acquisition of assets

During the year a wholly-owned subsidiary repurchased 5 991 292 shares in the open market which have been disclosed as treasury shares and netted off against issued share capital.

CONTRACTS

Mr CE Daun, one of the directors declared his interest in a preference share investment which the group concluded during the year under review. No other contracts in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company or any of its subsidiaries were entered into during the year.

POST-BALANCE SHEET EVENTS

The directors are not aware of any material post-balance sheet events.

DIRECTORATE

The directors in office at the financial year-end and date of this report, were as follows:

Executive	Date appointed	Non-executive	Date appointed
Bruno Ewald Steinhoff (German) (Chairman)	26 August 1998	Dirk Emil Ackerman	26 August 1998
Markus Johannes Jooste (CEO)	26 August 1998	Claus Edmund Daun (German)	26 August 1998
Fredrik Johannes Nel	26 August 1998	Johannes Nicolaas Stephanus du Plessis	31 October 2002
Daniël Maree van der Merwe	6 December 1999	Karel Johan Grove	1 September 2000
Norbert Walter Steinhoff (German)	26 August 1998	Dr Deenadayalen Konar	26 August 1998
		Johannes Fredericus Mouton	31 October 2002
		Dr Franklin Abraham Sonn	31 October 2002

DIRECTORS' SHAREHOLDING

At 30 June 2003, the present directors of the company held direct and indirect interests in 150 852 451 (2002: 160 344 915) or 15,8% (2002: 17,7%) of the company's issued ordinary shares.

CORPORATE GOVERNANCE

The group complies in all material respects with the JSE Securities Exchange South Africa ("JSE") Listings Requirements and the Code of Corporate Practice and Conduct published in the King Report on Corporate Governance.

SECRETARY

Mr SJ Grobler acts as secretary to the company.

Business address	Postal address
28 6th Street Wynberg 2090	PO Box 1955 Bramley 2018

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the group. The external auditors are responsible for independently auditing and reporting on the financial statements.

The directors are also responsible for the systems of internal control. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements, and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which have been consistently applied and which are supported by prudent judgements and estimates. The financial statements have been prepared in accordance with Statements of Generally Accepted Accounting Practice as applied in South Africa.

The directors have reasonable expectation, and the auditors concur, that the group has adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on a going concern basis.

The annual financial statements for the year ended 30 June 2003, which appear on pages 56 to 107 were approved by the board and signed on its behalf on 8 September 2003.

Bruno Ewald Steinhoff
Executive Chairman

Markus Johannes Jooste
Chief Executive Officer

SECRETARY CERTIFICATION

I certify, in accordance with Section 268 G(d) of the South African Companies Act, 1973, as amended ("the Act"), that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the Act and that all such returns are true, correct and up to date.

Stephanus Johannes Grobler
Company Secretary



Principal accounting policies

for the year ended 30 June 2003

The group annual financial statements are prepared on the historical cost basis except for certain financial instruments and plantations which are carried at fair value and incorporate the following principal accounting policies which have been consistently applied in all material respects, except where otherwise stated.

PRESENTATION OF FINANCIAL STATEMENTS

These financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and are presented in South African rands.

The financial statements for the year cover the twelve-month period ended 30 June 2003.

Unless otherwise stated, all amounts in the annual financial statements are shown rounded off to the nearest R1 000.

ADOPTION OF SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE

During the current year, the group adopted the following South African Statements of Generally Accepted Accounting Practice for the first time:

- AC137: Agriculture
- AC133: Financial instruments: recognition and measurement

The impact of the adoption of AC137: Agriculture is reflected in note 33.

AC133 has introduced a comprehensive framework for accounting for financial instruments. The group's detailed accounting policies in respect of such instruments are set out below. The principal effects of the adoption of AC133 have been that all of the group's financial instruments are now carried at fair value or amortised cost as appropriate. Derivative financial instruments are, consistent with prior years, carried on balance sheet at fair value. The effects of the remeasurement of financial instruments to fair value or amortised cost have been recognised with effect from 1 July 2002. The effects of the group's adoption of this statement resulted in no adjustment being made to opening retained earnings as the effect is immaterial.

CONSOLIDATION

The consolidated annual financial statements of Steinhoff International Holdings Limited incorporate the annual financial statements of the company and enterprises controlled by the company. Control is achieved where the company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

Where the group's interest in subsidiary undertakings is less than 100%, the share attributable to outside shareholders is reflected in minority interests.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair value at the date of acquisition.

The operating results of subsidiaries acquired or disposed of during the reporting period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Premiums arising on the acquisitions of subsidiaries and any excess of net assets of a subsidiary over the cost of acquisition are treated in terms of the group's accounting policy for goodwill.

INTERESTS IN ASSOCIATES

An associate is an enterprise over which the group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Where a group enterprise transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Premiums arising on the acquisitions of interests in associates and any excess of net assets of an associate over the cost of acquisition are treated in terms of the group's accounting policy for goodwill.

INTERESTS IN JOINT VENTURES

A joint venture is defined as a contractual arrangement whereby two or more entities undertake an economic activity, which is subject to joint control. Joint control implies that neither of the contracting parties is in a position to unilaterally control the assets of the venture. Joint ventures are accounted for by means of the proportionate consolidation method whereby the attributable share of each of the assets, liabilities, income and expenses and cash flows of the jointly controlled entity is combined on a line-by-line basis with similar items in the group's annual financial statements. The consolidated cash flow statement includes the group's share of the cash flows of the jointly controlled entity. A proportionate share of intercompany items is eliminated.

Any difference between the cost of acquisition and the group's share of the net identifiable assets, fairly valued, is recognised and treated according to the group's accounting policy for goodwill.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost to the group, less accumulated depreciation.

The gross carrying amount of property, plant and equipment is initially measured using the historical cost basis of accounting. Subsequent expenditure relating to an item of property, plant and equipment is capitalised to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the item concerned, will flow to the enterprise. All other subsequent expenditures are recognised as expenses in the period in which they are incurred.

Depreciation is generally provided on the reducing balance basis at rates which will reduce the book values to estimated residual values over the expected useful lives of the assets. The method and rates used are determined by conditions in the relevant industry. Depreciation rates are:

Buildings	2%
Plant and machinery	10%
Motor vehicles	20%
Office equipment and furniture	10%
Computer equipment and software	25%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Land is not depreciated. Lease improvements on capitalised lease premises are written off over the term of the lease.

The recorded value of depreciated assets is periodically compared to the anticipated recoverable amount if the asset was to be sold. Where an asset's recorded value has declined below the recoverable amount, and the decline is expected to be of a permanent nature, the decline is recognised as an expense.



Principal accounting policies (continued)

for the year ended 30 June 2003

IMPAIRMENT OF ASSETS
The carrying amounts of assets stated in the balance sheet, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated as the higher of the net selling price and its value in use. An impairment loss is recognised in the income statement whenever the carrying amount exceeds the recoverable amount.

In assessing value in use, the expected future cash flows are discounted to their present value that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A previously recognised impairment loss is only reversed if there has been a change in the estimates used to determine the recoverable amount; however, not to an amount higher than the carrying amount that would have been determined (net of depreciation and amortisation) had no impairment loss been recognised in previous years.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in the recoverable amount relates clearly to the reversal of the effect of that event.

PATENTS AND TRADEMARKS
The initial cost of acquiring a patent or trademark is capitalised and amortised on a straight-line basis over its estimated useful life, which ordinarily does not exceed twenty years. The cost of renewing patents and trademarks is charged to the income statement.

GOODWILL
Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is capitalised and amortised on a straight-line basis over its useful economic life, a period generally not exceeding twenty years.

Goodwill arising on the acquisition of an associate is not recognised separately on the face of the balance sheet but is included within the carrying amount of the associate.

Goodwill arising on the acquisition of subsidiaries and jointly controlled entities is presented separately in the balance sheet.

Negative goodwill represents the excess of the group's interest in the fair value of the identifiable assets and liabilities acquired over the cost of acquisition. Negative goodwill that relates to anticipated future losses or expenditure is recognised as income when these losses or expenditure are incurred. Negative goodwill that relates to identifiable non-monetary assets acquired is recognised as income on a straight-line basis over the useful economic life of the non-monetary assets, a period generally not exceeding five years.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of the profit or loss on disposal.

LEASED ASSETS
The group as lessor
Rental income from operating leases is recognised when the income is due. The group is not party to any finance leases as lessor.

The group as lessee
Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the

difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Capitalised leased assets are depreciated using the reducing balance basis at rates which will reduce the book values to estimated residual values over the expected useful lives of these assets or, where shorter, the term of the relevant lease.

Rentals payable under operating leases are charged to income when the rental is due.

INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost of work-in-progress and finished goods comprises direct materials, direct labour costs and where appropriate, those manufacturing overheads that have been incurred in bringing the inventories to their present location and condition. Cost is determined on the first-in first-out basis. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Where necessary, provision is made for obsolete, slow moving and defective inventories.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as cash and bank and near-cash financial instruments. Bank overdrafts are only included where the group has a legal right of set-off due to cash management arrangements. Refer to policies on financial instruments below.

TREASURY SHARES

Issued shares held on trust by a wholly-owned subsidiary undertaking, are for presentation purposes netted off against the group's share capital in the consolidated balance sheet and the premium attached to them is netted off against the share premium account.

TAXATION

The charge for taxation is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using the tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding basis used in the computation of taxable income.

Temporary differences arise from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In general, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities which affects neither the tax profit nor the accounting profit at the time of the transaction. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is charged or credited in the income statement except when it relates to items credited or charged directly in equity, in which case deferred tax is also dealt with in equity.

FOREIGN CURRENCIES

Transactions in currencies other than the reporting currency are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date. Profits and losses arising on foreign exchange currencies are dealt with in the income statement.



Principal accounting policies (continued)

for the year ended 30 June 2003

In order to manage its exposure to foreign exchange risks, the group enters into currency forward contracts. Unrealised gains and losses arising on fair valuing currency forward for identified exposures are charged to income and the resultant foreign exchange asset or liability recognised in the balance sheet.

All foreign subsidiaries of the company are classified as foreign entities. On consolidation, the assets and liabilities of these entities are translated at exchange rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and are recognised as income or as expenses in the period in which the entity is disposed of.

DISCONTINUED OPERATIONS
A discontinued operation is a significant distinguishable component of the group's business that is abandoned or terminated pursuant to a single formal plan, and which represents a separate major line of business or geographical area of operations.

The profit or loss on sale or abandonment of a discontinued operation is determined from the formalised discontinuance date.

REVENUE RECOGNITION
Sale of goods
Revenue from sale of goods is recognised when substantially all the risks and rewards of ownership have been transferred to the buyer and the enterprise does not retain continuing managerial control of the goods to a degree usually associated with ownership, when the amount of revenue and costs incurred or to be incurred in respect of the sale transactions can be measured reliably, and when the collectability of the consideration in respect of the sale is reasonably assured.

Interest
Interest revenue is recognised on a time-proportion basis by reference to the principal outstanding and at the interest rate applicable.

Rental income
Rental income is recognised when the right to receive rentals is assured.

Dividend income
Dividend income from investments is recognised when the right to receive payment has been established.

BORROWING COSTS
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (ie assets that necessarily take a substantial period of time to get ready for their intended use or sale) are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

EXCEPTIONAL ITEMS
All items of income and expense arising in the ordinary course of business are taken into account in arriving at income before taxation. Where items of income and expense are of such size, nature or incidence that their disclosure is relevant to explain the performance of the group or company, they are separately disclosed and appropriate explanations are provided.

RETIREMENT BENEFIT COSTS
Payments to defined contribution plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit plan updates, the cost of providing benefits is determined using the projected unit credit method, with actuarial updates being carried out at each balance sheet date and formal valuations performed every three years.

Actuarial gains and losses which exceed ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the amended benefits become vested.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognised actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Current and future liabilities in respect of post-retirement medical benefits are recognised, as calculated by independent actuaries.

DIVIDEND REINVESTMENTS
Ordinary shares issued as a capitalisation dividend award are capitalised by applying to a shareholder's shareholding, on the dividend payment date, the ratio that a cash dividend bears to the issue price of the shares to be issued.

DIVIDEND COVER
Dividend cover is the number of times the dividend declared is covered by basic earnings per share.

RESEARCH AND DEVELOPMENT COSTS
Research costs are recognised as an expense in the period in which they are incurred.

Expenditure on development is charged to income in the year in which it is incurred except where a clearly defined project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are capitalised as an intangible asset and amortised on a straight-line basis over the life of the project from the date of commencement of commercial operation.

PROVISIONS
Provisions are recognised when the group has a present obligation as a result of a past event and it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

FINANCIAL INSTRUMENTS
Financial assets and financial liabilities are recognised on the group's balance sheet when the group has become a party to contractual provisions of the instrument. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets
The group's principal financial assets are investments and loans, accounts receivable, short-term loans and bank and cash balances:

Investments and loans and short-term loans
After initial recognition investments are measured at their fair values, adjusted for any deduction for transaction costs that may be incurred on sale or other disposal. The following categories of investments are measured at amortised cost using the effective interest rate method if they have a fixed maturity, or at cost if there is no fixed maturity:
- loans and receivables originated by the group and not held for trading;
- held to maturity investments; and
- an investment in a financial asset that does not have a quoted market price in an active market and whose fair value cannot be reliably measured.



Principal accounting policies (continued)

for the year ended 30 June 2003

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as available-for-sale investments and trading investments and are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period.

For available-for-sale investments, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the net profit or loss is included in the net profit or loss for the period.

Accounts receivable
Trade and other receivables originated by the group are stated at their cost less a provision for impairment. An estimate of doubtful debts is made based on a review of all outstanding amounts at balance sheet date. Bad debts are written off during the period in which they are identified. Due to the short-term nature of the group's receivables, amortised cost approximates its fair value.

Bank and cash balances
Cash on hand is measured at its face value.

Deposits held on call, and investments in money market instruments are classified as loans originated by the group and carried at amortised cost. Due to the short-term nature of these, the amortised cost approximates its fair value.

Financial liabilities
The group's principal financial liabilities are interest-bearing debt, accounts payable and bank borrowings:

Interest-bearing debt
Interest-bearing debt, including finance lease obligations, is recognised at amortised cost, namely original debt less principal payments and amortisations. The accounting policy for finance lease obligations is dealt with under leases set out above.

Bank overdraft
Bank borrowings, consisting of interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts payable
Trade and other payables are stated at cost. Due to the short-term nature of the group's trade and other payables, the cost approximates its fair value.

Equity instruments
Equity instruments are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments
Derivative financial instruments are initially recorded at cost and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments are recognised in the income statement as they arise.

De-recognition
Financial assets (or a portion thereof) are de-recognised when the group realises the rights to the benefits specified in the contract, the rights expire or the group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On de-recognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in the income statement.

Financial liabilities (or a portion thereof) are de-recognised when the obligation specified in the contract is discharged, cancelled or expires. On de-recognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and amount paid for it are included in the income statement.

Fair value methods and assumptions
The fair value of *financial instruments traded in an organised financial market are measured* at the applicable quoted prices, adjusted for any transaction costs necessary to realise the assets or settle the liabilities.

The fair value of financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods. The fair value determined is adjusted for any transaction costs necessary to realise the assets or settle the liabilities.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short-term trading cycle of these items.

Offset
Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

AGRICULTURE
The group's plantations are classified as biological assets. These assets are measured on initial recognition and at each balance sheet date at its fair value less estimated closure point-of-sale costs. Gains and losses arising from changes in the fair value of the plantations, are recorded in net profit or loss for the period in which it arises. This is a change in accounting policy. Previously plantations were carried at cost.

Income statement

for the year ended 30 June 2003



	Notes	2003 R'000	2002 R'000
Revenue		**9 948 595**	8 207 936
Cost of sales		**6 086 660**	5 146 897
Gross profit		**3 861 935**	3 061 039
Sundry income		**176 867**	248 264
Distribution costs		**614 127**	590 905
Foreign exchange (losses) gains		**(177 195)**	100 811
Salaries and wages		**798 914**	828 962
Operating expenses		**1 337 304**	1 113 796
Goodwill amortisation and other impairment write-offs		**75 663**	60 552
Discontinued operations	34	**37 362**	83 171
Operating income	1	**998 237**	732 728
Finance costs	2	**197 397**	130 190
Income from investments	3	**76 216**	50 891
Income before taxation		**877 056**	653 429
Taxation	4	**97 950**	52 609
Net income after taxation		**779 106**	600 820
Share of associate companies' retained income		**91 056**	55 964
Loss attributable to outside shareholders		**2 881**	1 809
Earnings attributable to ordinary shareholders		**873 043**	658 593
Basic earnings per share (cents)	5	**93**	76
Fully diluted earnings per share (cents)	5	**90**	74
Headline earnings per share (cents)	5	**105**	91
– As previously stated		–	93
– Changes to comply with circular 7/2002		–	(2)
Fully diluted headline earnings per share (cents)	5	**101**	88
Dividend per share (cents)	6	**18**	15
Dividend cover (times) – based on basic earnings per share		**5**	5

Note: The current year change in accounting policy has no significant impact on the above earnings per share calculations.



Balance sheet

as at 30 June 2003

	Notes	2003 R'000	2002 R'000
ASSETS			
Non-current assets			
Intangible assets and goodwill	7	**326 949**	415 364
Property, plant and equipment	8	**2 202 233**	2 316 060
Interest in associate companies	9	**794 118**	760 486
Interest in joint venture companies	10	**–**	–
Investments and loans	11	**386 247**	485 623
Deferred taxation assets	12	**33 750**	5 727
		3 743 297	3 983 260
Current assets			
Foreign currency assets	13	**150 989**	88 494
Inventories	14	**893 754**	1 109 204
Accounts receivable	15	**2 352 807**	2 378 130
Short-term loans	16	**370 066**	–
Taxation receivable		**10 879**	36 972
VAT receivable		**116 883**	148 757
Funds on call and deposit		**198 597**	48
Bank balances and cash		**1 655 254**	892 036
		5 749 229	4 653 641
Total assets		**9 492 526**	8 636 901
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital and premium	17	**2 253 603**	2 155 425
Reserves	18	**2 688 583**	2 228 944
Ordinary shareholders' equity		**4 942 186**	4 384 369
Outside shareholders' interest	19	**14 782**	28 073
Non-current liabilities			
Long-term liabilities	20	**1 646 779**	984 684
Deferred taxation liabilities	12	**44 360**	7 223
		1 691 139	991 907
Current liabilities			
Accounts payable	21	**1 567 581**	1 854 209
Foreign currency liabilities	13	**4 614**	1 409
Short-term liabilities	22	**693 441**	705 828
Taxation payable		**31 887**	73 283
VAT payable		**9 421**	23 706
Shareholders for dividend		**192**	–
Bank overdrafts		**537 283**	574 117
		2 844 419	3 232 552
Total equity and liabilities		**9 492 526**	8 636 901
Net asset value per share (cents)		**522**	484
As previously stated		**522**	483
Change in accounting policy		**–**	1





Statement of changes in equity

for the year ended 30 June 2003

	Share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total R'000
Balance at 30 June 2001 as previously stated	**1 681 887**	**139 918**	**1 074 001**	**2 895 806**
Change in accounting policy (note 33)	–	–	1 468	1 468
Balance at 30 June 2001 restated	**1 681 887**	**139 918**	**1 075 469**	**2 897 274**
Earnings attributable to ordinary shareholders	–	–	658 593	658 593
Dividends	–	–	(26 694)	(26 694)
Issue of share capital (note 17)	473 538	–	–	473 538
Increase in foreign currency translation reserve	–	381 658	–	381 658
Share of associate companies' retained earnings transferred to non-distributable reserves	–	55 964	(55 964)	–
Transfer to distributable reserves	–	(95)	95	–
Balance at 30 June 2002	**2 155 425**	**577 445**	**1 651 499**	**4 384 369**
Earnings attributable to ordinary shareholders	–	–	873 043	873 043
Dividends	–	–	(16 955)	(16 955)
Issue of share capital (note 17)	98 178	–	–	98 178
Decrease in foreign currency translation reserve	–	(378 696)	–	(378 696)
Acquisition of the remainder of shares of an associate company	–	(1 248)	–	(1 248)
Share of associate companies' retained earnings transferred to non-distributable reserves	–	66 320	(66 320)	–
Reserves released to income	–	(12 033)	(4 472)	(16 505)
Balance at 30 June 2003	**2 253 603**	**251 788**	**2 436 795**	**4 942 186**

Cash flow statement

for the year ended 30 June 2003

	Notes	2003 R'000	2002 R'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash generated from operations	26	**898 265**	955 011
Dividends received		**17 230**	7 506
Interest received		**76 216**	50 891
Interest paid		**(197 397)**	(130 190)
Dividends paid		**(16 763)**	(26 694)
Taxation paid	27	**(85 728)**	(59 457)
Net cash inflow from operating activities		**691 823**	797 067
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment		**(585 237)**	(406 129)
Proceeds from sale of property, plant and equipment		**133 899**	178 443
Net cash flow on acquisition of subsidiary companies	28	**(17 822)**	(595 116)
Net cash flow on disposal of subsidiary companies	29	**(8 175)**	(1 110)
Increase in investments and loans and short-term loans		**(300 794)**	(191 412)
Net increase in interest in associate companies		**(34 060)**	(364 752)
Net cash outflow from investing activities		**(812 189)**	(1 380 076)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds on issue of share capital	30	**129 383**	465 391
Treasury shares bought back		**(37 674)**	–
(Decrease)/increase in bank overdrafts		**(36 834)**	445 361
Net increase in long-term liabilities		**820 948**	45 549
Net increase/(decrease) in short-term liabilities		**117 810**	(202 795)
Net cash inflow from financing activities		**993 633**	753 506
NET INCREASE IN CASH AND CASH EQUIVALENTS		**873 267**	170 497
Cash and cash equivalents at beginning of year		**979 169**	1 117 661
Effects of exchange rate changes on cash and cash equivalents		**147 790**	(308 989)
CASH AND CASH EQUIVALENTS AT END OF YEAR	31	**2 000 226**	979 169




Segmental information

for the year ended 30 June 2003

BUSINESS AND GEOGRAPHICAL SEGMENTS

The segment information set out below is based on the requirements of the South African Statement of Generally Accepted Accounting Practice AC115: Segment reporting.

Business segments

For management purposes, the group is currently organised into two operating divisions – Manufacturing and Wholesale & Distribution. These divisions are the basis on which the group reports its primary segment information.

Principal activities are as follows:
Manufacturing – manufacturing of household goods
Wholesale & Distribution – warehousing, wholesaling and distribution of household goods

Segment information about these businesses is presented below.

	Manufacturing R'000	Wholesale & Distribution R'000	Total R'000
Year ended 30 June 2003			
Revenue	7 260 028	2 688 567	**9 948 595**
Income before interest, taxation, discontinued operations and impairment write-offs, including share of associate companies' income	845 847	358 149	**1 203 996**
Net assets	3 517 335	1 424 851	**4 942 186**
Year ended 30 June 2002			
Revenue	6 154 814	2 053 122	**8 207 936**
Income before interest, taxation, discontinued operations and impairment write-offs, including share of associate companies' income	636 666	280 263	**916 929**
Net assets	3 288 639	1 095 730	**4 384 369**

Geographical segments

The group's operations are located in Southern Africa, Western Europe, Eastern Europe and Australia.

	Southern Africa R'000	Western Europe R'000	Eastern Europe R'000	Australia R'000	Total R'000
Year ended 30 June 2003					
Revenue	2 668 211	4 397 709	2 381 148	501 527	**9 948 595**
Income before interest, taxation, discontinued operations and impairment write-offs, including share of associate companies' income	236 272	569 319	378 596	19 809	**1 203 996**
Net assets	1 289 669	2 689 540	901 295	61 682	**4 942 186**
Year ended 30 June 2002					
Revenue	2 502 161	3 589 038	1 820 556	296 181	**8 207 936**
Income before interest, taxation, discontinued operations and impairment write-offs, including share of associate companies' income	226 230	413 391	267 273	10 035	**916 929**
Net assets	1 227 305	2 417 465	657 435	82 164	**4 384 369**

Profit before interest, taxation, discontinued operations and impairment write-offs including share of associate companies' income is reconciled to operating income as follows:

	2003 R'000	2002 R'000
Profit before interest, taxation, discontinued operations and impairment write-offs including share of associate companies' income	**1 203 996**	916 929
(Loss)/profit on disposal of fixed assets	**(4 977)**	17 295
Profit on disposal of businesses	**2 207**	–
Headline adjustment to associate income	**3 973**	–
Less: Share of associate companies' income	**(91 056)**	(55 964)
Less: Loss attributable to outside shareholders	**(2 881)**	(1 809)
Less: Goodwill and other impairment write-offs	**(75 663)**	(60 552)
Less: Discontinued operations	**(37 362)**	(83 171)
Operating income per income statement	**998 237**	732 728

Capital expenditure and depreciation per segment

Due to the structure and nature of activities of the group, capital expenditure and depreciation are managed on a group basis, which facilitates efficient and effective utilisation of group assets.

Notes to the annual financial statements

for the year ended 30 June 2003



	2003 R'000	2002 R'000
1. OPERATING INCOME		
Operating income is stated after taking account of the following items		
1.1 Auditors' remuneration		
• Audit fees	**21 900**	12 091
• Other fees	**3 467**	6 685
• Expenses	**91**	58
• Underprovision in prior year	**1 103**	1 355
	26 561	20 189

1.2 Directors' emoluments

Executive directors – remuneration	Basic salaries R'000	Bonuses R'000	Company contributions and expense allowances R'000	Total R'000
2003				
BE Steinhoff	**5 178**	–	–	**5 178**
NW Steinhoff	**1 930**	–	**94**	**2 024**
MJ Jooste	**1 350**	**1 500**	**200**	**3 050**
DM van der Merwe	**909**	**1 500**	**172**	**2 581**
FJ Nel	**372**	**1 000**	**78**	**1 450**
	9 739	**4 000**	**544**	**14 283**
2002				
BE Steinhoff	4 599	–	–	4 599
NW Steinhoff	1 845	–	90	1 935
MJ Jooste	717	–	73	790
DM van der Merwe	440	–	62	502
FJ Nel	349	–	69	418
	7 950	–	294	8 244

Executive directors – share rights Offer date	Initial offer September 1998	Subsequent offers July 2000	Offers awarded in 2002 July 2001	Offers awarded in 2003	Total

1. OPERATING INCOME (continued)

1.2 Directors' emoluments (continued)

BE Steinhoff	–	289 600	43 200	–	**332 800**
NW Steinhoff	600 000	289 600	43 200	–	**932 800**
MJ Jooste	60 000	289 600	43 200	–	**392 800**
DM van der Merwe	85 500	289 600	43 200	–	**418 300**
FJ Nel	60 000	216 000	38 400	–	**314 400**
	805 500	1 374 400	211 200	–	**2 391 100**

All initial offers were at nominal value, all subsequent offers were at 540 cents per share and all offers awarded in 2002 were at 528 cents per share.

The deferred delivery date is three years from the above offer date maturing at 20% per annum.

Non-executive directors – remuneration	Fees as directors 2003 R'000	2002 R'000
DE Ackerman	**140**	95
CE Daun*	**80**	–
D Konar	**145**	95
KJ Grove*	**80**	45
FA Sonn	**75**	–
JF Mouton*	**75**	–
JNS du Plessis*	**75**	–
	670	235

** Paid to various companies as management fees*

Notes to the annual financial statements (continued)

for the year ended 30 June 2003



Non-executive directors – share rights Offer date	Initial offer September 1998	Subsequent offers July 2000	Offers awarded in 2002 July 2001	Offers awarded in 2003	Total
1. OPERATING INCOME (continued)					
1.2 Directors' emoluments (continued)					
DE Ackerman	60 000	289 600	43 200	–	**392 800**
CE Daun	–	289 600	43 200	–	**332 800**
D Konar	60 000	289 600	43 200	–	**392 800**
KJ Grove	–	289 600	43 200	–	**332 800**
JF Mouton	–	–	–	–	–
FA Sonn	–	–	–	–	–
JNS du Plessis	–	–	–	–	–
	120 000	1 158 400	172 800	–	**1 451 200**

All initial offers were at nominal value, all subsequent offers were at 540 cents per share and all offers awarded in 2002 were at 528 cents per share.

The deferred delivery date is three years from the above offer date maturing at 20% per annum.

	2003 R'000	2002 R'000
Paid by:		
• Company	**670**	235
• Subsidiary companies	**14 283**	8 244
	14 953	8 479
1.3 Fees paid for services		
• Administrative	**17 277**	10 813
• Managerial	**5 456**	7 504
• Technical, consultancy and know-how	**4 819**	6 002
• Secretarial	**1 039**	986
	28 591	25 305
1.4 Net foreign exchange profit		
• Net gains/(losses) on foreign currency assets/liabilities	**183 636**	(260 623)
• Foreign exchange (losses)/gains excluding effect of foreign currency asset/liability	**(360 831)**	361 434
	(177 195)	100 811



	2003 R'000	2002 R'000
1. OPERATING INCOME (continued)		
1.5 Depreciation		
• Buildings	**49 264**	43 599
• Plant and machinery	**75 489**	67 100
• Motor vehicles	**11 400**	10 563
• Capitalised leased assets	**28**	31
• Leasehold improvements	**771**	520
• Office and computer equipment, furniture and other assets	**54 906**	41 750
	191 858	163 563
1.6 Impairment		
• Property, plant and equipment	**37 977**	24 003
• Trademarks	**5 954**	–
• Other	**303**	–
	44 234	24 003
1.7 Amortisation of goodwill	**31 429**	36 549
1.8 Operating lease charges		
• Property	**64 573**	86 592
• Plant, equipment, vehicles and other	**42 963**	22 603
	107 536	109 195
1.9 Decrease/(increase) in pension fund surplus asset	**2 359**	(18 888)
1.10 Settlement of post-retirement medical aid liability	**–**	1 673
1.11 Research and development costs	**10 366**	10 752
1.12 (Loss)/profit on disposal of property, plant and equipment		
• Land and buildings	**58**	(4 332)
• Plant and machinery	**(2 877)**	7 740
• Motor vehicles	**(395)**	11 158
• Leasehold improvements	**(3)**	(70)
• Leased premises	**1 967**	–
• Office and computer equipment, furniture and other assets	**(3 727)**	2 799
	(4 977)	17 295
1.13 Profit on disposal of businesses	**2 207**	1 876

Notes to the annual financial statements (continued)

for the year ended 30 June 2003



	2003 R'000	2002 R'000
1. OPERATING INCOME (continued)		
1.14 Post-retirement benefit expenses:		
• Pension fund contributions (defined benefit plans)	**4 672**	2 640
• Provident fund contributions (defined contribution plans)	**27 161**	22 560
• Post-retirement medical aid contributions (made for retired employees)	**–**	244
	31 833	25 444
2. FINANCE COSTS		
Interest paid		
• Loans	**40 773**	28 796
• Bank overdrafts	**153 506**	95 201
• Lease liabilities	**38**	342
• Other	**3 080**	5 851
	197 397	130 190
3. INCOME FROM INVESTMENTS		
Dividends received: Unlisted investments	**4 474**	–
Interest received: Bank balances and loans receivable	**64 271**	49 015
Interest received: Associate companies	**7 471**	–
Profit on sale of investments	**–**	1 876
	76 216	50 891
4. TAXATION		
4.1 Taxation charge		
Current year:		
• South African normal taxation	**3 710**	4 369
• South African deferred taxation	**(705)**	39 201
• Foreign normal taxation	**69 878**	43 056
• Foreign deferred taxation	**25 777**	5 337
	98 660	91 963
Adjustment to prior year's taxation:		
• South African normal taxation	**1 143**	2 346
• South African deferred taxation	**(1 902)**	(42 243)
• Foreign normal taxation	**–**	(2 686)
	(759)	(42 583)

	2003 R'000	2002 R'000
4. TAXATION (continued)		
Secondary tax on companies:		
• Current year	**49**	3 032
• Prior year	**–**	197
	49	3 229
	97 950	52 609

4.2 Tax losses

	2003 R'000	2002 R'000
The estimated tax losses available for set-off against future taxable income are as follows:	**289 275**	261 378

4.3 Reconciliation of rate of taxation

	2003 percentage	2002 percentage
• Standard rate of taxation	**30,0**	30,0
• Effective rate of taxation	**11,2**	8,1

The effective rate of taxation for the group is lower than the standard rate of taxation mainly as a result of the utilisation of tax losses in subsidiary companies, favourable tax dispensations granted to foreign subsidiaries, lower statutory tax rates of foreign subsidiaries and permanent differences between taxable and accounting profits.

5. EARNINGS PER SHARE

5.1 Basic

Basic earnings per share of 93 cents (2002: 76 cents) are based on earnings attributable to shareholders of R873 043 000 (2002: R658 593 000) and is calculated using the weighted average number of shares in issue during the year of 939 969 336 (2002: 864 753 723).

5.2 Diluted

Fully diluted earnings per share of 90 cents (2002: 74 cents) are based on 970 455 140 (2002: 895 700 852) shares, and calculated on the earnings attributable to shareholders, representing a dilution of 3% (2002: 3%) in earnings per share stated in 5.1 above. This calculation does not recognise any funds to be received from the exercise of allocated rights or any projected growth in attributable earnings arising from such additional funds, which could compensate for any dilution in earnings per share.

5.3 Headline

Headline earnings per share of 105 cents (2002: 91 cents) are based on the headline earnings of R984 865 000 (2002: R785 021 000), and calculated using the weighted average number of shares in issue during the year of 939 969 336 (2002: 864 753 723).



5. EARNINGS PER SHARE (continued)

5.3 Headline (continued)

Headline earnings is reconciled to earnings attributable to shareholders as follows:

	2003 R'000	2002 R'000
Earnings attributable to ordinary shareholders	**873 043**	658 593
Adjusted for:		
• Discontinued operations – South African manufacturing plants	**18 090**	29 324
• Discontinued operations – German manufacturing plants	**19 272**	53 847
• Goodwill and other impairment write-offs	**75 663**	60 552
• Loss/(profit) on disposal of property, plant and equipment	**4 977**	(17 295)
• Profit on disposal of business	**(12 000)**	–
• Loss on disposal of business	**9 793**	–
• Goodwill amortisation included in associate company income	**4 590**	–
• Negative goodwill amortisation included in associate company income	**(8 670)**	–
• Loss on disposal of property, plant and equipment included in associate company income	**107**	–
Headline earnings	**984 865**	785 021

5.4 Diluted

Fully diluted headline earnings per share of 101 cents (2002: 88 cents) are based on 970 455 140 (2002: 895 700 852) shares, and calculated on the headline earnings, representing a dilution of 4% (2002: 3%) in headline earnings per share stated in 5.3 above. This calculation does not recognise any funds to be received from the exercise of allocated rights or any projected growth in attributable earnings arising from such additional funds, which could compensate for any dilution in earnings per share.

6. DIVIDENDS PER SHARE

A capitalisation share award is awarded to shareholders registered at the close of business on 7 November 2003, with shareholders having the right to elect to receive instead a final cash dividend of 18 cents (2002: 15 cents) per share.

Shareholders receiving the capitalisation award will be issued new ordinary shares in the company. The number of shares to which shareholders are entitled will be determined by multiplying the number of ordinary shares held by the ratio. The ratio will be arrived at by multiplying 18 cents per share by a factor of 1,17647 and dividing by the issue price of the shares to be issued. The factor of 1,17647 has been determined with a view to take into account any Capital Gains Tax ("CGT") that a shareholder who elects the capitalisation share award may incur on the shares received in terms of such award for no consideration. This factor results in the capitalisation shares being issued at a discount of 15% to the applicable market price, which percentage is equal to the effective CGT rate payable by corporate taxpayers.

The new shares to be issued will be issued as fully paid shares of 0,5 cents each at an issue price to be determined, by way of capitalisation of part of the company's reserves, and will rank equal in all respects with the shares then in issue.

	2003 R'000	2002 R'000
7. INTANGIBLE ASSETS AND GOODWILL		
7.1 **Goodwill**		
Cost:		
At beginning of year	**470 089**	34 994
Arising at acquisition of subsidiary	**22 391**	352 254
Exchange differences	**(92 596)**	68 342
Reclassified from property, plant and equipment	**–**	14 499
At end of year	**399 884**	470 089
Amortisation:		
At beginning of year	**(54 725)**	(8 753)
Exchange differences	**13 219**	(9 423)
Current year	**(31 429)**	(36 549)
At end of year	**(72 935)**	(54 725)
Total goodwill	**326 949**	415 364
7.2 **Trademarks**		
Cost:		
At beginning of year	**3 000**	3 000
Acquired on acquisition of subsidiary	**5 954**	–
At end of year	**8 954**	3 000
Amortisation and impairment:		
At beginning of year	**(3 000)**	(3 000)
Current year	**–**	–
Impairment	**(5 954)**	–
At end of year	**(8 954)**	(3 000)
Total trademarks	**–**	–
Total intangible assets and goodwill	**326 949**	415 364



Notes to the annual financial statements (continued)

for the year ended 30 June 2003

8. PROPERTY, PLANT AND EQUIPMENT

Cost/fair value	Opening balance R'000	Additions and transfers R'000	Disposals R'000	Subsidiaries acquired (disposed) R'000	Reclassi-fication R'000	Fair value adjustment R'000	Exchange differences R'000	Impairment R'000	Intergroup purchases (disposals) R'000	Closing balance R'000
Land and buildings	1 738 007	309 371	(50 813)	56 820	8 899	–	(372 178)	–	(10)	1 690 096
Plantations (fair value)	4 678	–	–	–	–	515	–	–	–	5 193
Plant and machinery	1 054 567	125 558	(44 411)	16 366	(21 415)	–	(146 398)	(5 670)	(11 774)	966 823
Motor vehicles	82 431	17 178	(24 435)	6 925	7 243	–	(10 792)	–	(12)	78 538
Capitalised lease assets	345	–	–	–	–	–	–	–	–	345
Leasehold improvements	13 906	2 966	(1 369)	1 765	(152)	–	(1)	(228)	(144)	16 743
Office and computer equipment, furniture and other assets	539 623	149 456	(108 356)	39 202	9 907	–	(96 797)	(23 788)	(195)	509 052
	3 433 557	604 529	(229 384)	121 078	4 482	515	(626 166)	(29 686)	(12 135)	3 266 790

Accumulated depreciation	Opening balance R'000	Current year charge R'000	Disposals R'000	Subsidiaries (acquired) disposed R'000	Reclassi-fication R'000	Fair value adjustment R'000	Exchange differences R'000	Impairment R'000	Intergroup (purchases) disposals R'000	Closing balance R'000
Land and buildings	(241 981)	(49 264)	2 674	(11 119)	(367)	–	59 843	–	10	(240 204)
Plant and machinery	(530 430)	(75 489)	33 216	(27 213)	13 794	–	98 175	1 234	11 774	(474 939)
Motor vehicles	(40 750)	(11 400)	15 955	(4 387)	(3 484)	–	6 612	–	12	(37 442)
Capitalised lease assets	(68)	(28)	–	–	–	–	–	–	–	(96)
Leasehold improvements	(2 757)	(771)	907	(1 509)	–	–	1	192	144	(3 793)
Office and computer equipment, furniture and other assets	(301 511)	(54 906)	37 756	(28 912)	(14 425)	–	63 437	(9 717)	195	(308 083)
	(1 117 497)	(191 858)	90 508	(73 140)	(4 482)	–	228 068	(8 291)	12 135	(1 064 557)



Net book value	2003 R'000	2002 R'000
8. PROPERTY, PLANT AND EQUIPMENT (continued)		
Land and buildings	**1 449 892**	1 496 026
Plantations	**5 193**	4 678
Plant and machinery	**491 884**	524 137
Motor vehicles	**41 096**	41 681
Capitalised lease assets	**249**	277
Leasehold improvements	**12 950**	11 149
Office and computer equipment, furniture and other assets	**200 969**	238 112
	2 202 233	2 316 060

Details of land and buildings are available for inspection by members at the registered office of the company.

Assets with a book value of R574 829 000 (2002: R581 190 000) are encumbered as set out in note 20.

Property, plant and equipment, with the exception of motor vehicles and land, are insured at approximate cost of replacement. Motor vehicles are insured at market value.

Certain categories of assets were reclassified to bring the classification in line with the current year's disclosure.

	2003 R'000	2002 R'000
9. INTEREST IN ASSOCIATE COMPANIES		
Shares at cost less amounts written off		
• Unitrans Limited	**430 756**	428 725
• PG Bison Holdings (Proprietary) Limited	**134 140**	134 140
• Loungefoam (Proprietary) Limited*	**–**	–
• Ukraine Polster Design GmbH, Leder und Classic Polstermöbelfabrick GmbH, Kompania Kijanka – Steinhoff GmbH and @Work Holdings (Proprietary) Limited	**–**	3 557
	564 896	566 422
Attributable share of post-acquisition retained earnings		
• At beginning of year	**99 472**	48 122
• Exchange differences	**(446)**	2 892
• Associates converted to subsidiaries	**(6 247)**	–
• Current year share of income	**91 056**	55 964
• Dividends received	**(17 230)**	(7 506)
At end of year	**166 605**	99 472
Loans due by associate companies	**62 617**	94 592
	794 118	760 486

During the year the group acquired the remainder of the issued shares of Ukraine Polster Design GmbH, Leder und Classic Polstermöbelfabrick GmbH, Kompania Kijanka – Steinhoff GmbH and @ Work Holdings (Proprietary) Limited, which resulted in these entities becoming subsidiaries.

** Amounts less than R1 000*

Notes to the annual financial statements (continued)

for the year ended 30 June 2003



	Percentage holding 2003 %	Percentage holding 2002 %	Carrying value 2003 R'000	Carrying value 2002 R'000
9. INTEREST IN ASSOCIATE COMPANIES (continued)				
Listed:				
• Unitrans Limited	**26,1**	26,0	**538 287**	513 227
– Shares			**430 756**	428 725
– Post-acquisition earnings			**107 471**	67 994
– Loans			**60**	16 508
Unlisted:				
• PG Bison Holdings (Proprietary) Limited	**34,9**	34,9	**217 238**	173 830
• Loungefoam (Proprietary) Limited	**33,3**	33,3	**38 593**	11 505
• Longhaul Properties Wadeville (Proprietary) Limited	–	45,0	–	855
• Ukraine Polster Design GmbH, Leder und Classic Polstermöbelfabrick GmbH and Kompania Kijanka – Steinhoff GmbH	–	50,0	–	9 000
• @Work Holdings (Proprietary) Limited	–	40,0	–	52 069
			794 118	760 486
13 100 394 of the 19 956 784 shares that Steinhoff Africa Holdings (Proprietary) Limited held in Unitrans Limited as at year end, have been pledged as security for the long-term licence fee liability (see note 20).				
Market value of listed investment including directors' valuation of loan			**426 138**	431 243
Directors' valuation of unlisted investments			**255 831**	247 259
			681 969	678 502

The directors are of the opinion that the diminution in the value of the listed investment is not of a permanent nature and have therefore not provided for any impairment of the carrying value of their interest.

Nature of businesses:
Unitrans Limited: Transportation and freight services
PG Bison Holdings (Proprietary) Limited: Manufactures particleboard
Loungefoam (Proprietary) Limited: Manufactures foam products

	2003 R'000	2002 R'000
9. INTEREST IN ASSOCIATE COMPANIES (continued)		
Aggregate financial information in respect of associate companies:		
Balance sheets		
Assets		
• Property, plant and equipment	**1 240 654**	1 149 852
• Net current assets	**427 135**	367 435
• Deferred taxation	**25 145**	36 689
• Other assets	**174 031**	257 477
	1 866 965	1 811 453
Equity and liabilities		
• Share capital and reserves	**1 531 388**	1 431 041
• Long-term liabilities	**145 445**	243 229
• Deferred taxation	**151 458**	137 183
• Outside shareholders	**38 674**	–
	1 866 965	1 811 453
Income statements		
Revenue	**8 684 084**	7 276 589
Income before taxation	**464 051**	389 887
Taxation	**(112 683)**	(94 761)
Net income after taxation	**351 368**	295 126

	Percentage holding 2003 %	2002 %
10. INTEREST IN JOINT VENTURE COMPANIES		
Roadway Logistics (Proprietary) Limited	**50**	50
The Smart Shed (Proprietary) Limited	**50**	–
La-Z-Boy Europe BV	**50**	–
Van den Bosch Beheer BV	**50**	50

Nature of businesses:

Roadway Logistics (Proprietary) Limited: Logistics, warehousing and distribution
The Smart Shed (Proprietary) Limited: Supply-chain logistics management
La-Z-Boy Europe BV: Manufacturing of recliner chairs
Van den Bosch Beheer BV: Wholesale and distribution of household goods

Notes to the annual financial statements (continued)

for the year ended 30 June 2003



	2003 R'000	2002 R'000
10. INTEREST IN JOINT VENTURE COMPANIES (continued)		
The proportionate share of the financial information of the joint ventures consolidated are as follows:		
Assets and liabilities		
• Property, plant and equipment	**116 414**	90 647
• Investments and loans	**1 183**	8 037
• Goodwill	**11 338**	–
• Current assets	**226 394**	244 209
• Current liabilities	**(181 518)**	(162 024)
• Long-term liabilities	**(52 363)**	(59 827)
Revenues and expenditure		
• Revenue	**656 129**	626 960
• Expenses	**(600 119)**	(568 275)
• Net profit before closure cost	**56 010**	58 685
• Closure cost	**–**	(18 016)
• Net *profit before taxation*	**56 010**	40 669

	2003 R'000	2002 R'000
11. INVESTMENTS AND LOANS		
Unlisted investments	**60 136**	23 653
Loans receivable	**326 111**	461 970
	386 247	485 623
Directors' valuation of unlisted investments	**60 136**	23 653

Details of unlisted investments are available at the registered office of the company.

Unlisted investments are classified as available for sale in terms of AC133.

The loans receivable consist of various loans with repayment terms varying between 13 and 84 months and bear interest at market related interest rates.

	2003 R'000	2002 R'000
12. DEFERRED TAXATION ASSETS/(LIABILITIES)		
12.1 Deferred taxation movement		
Assets		
Balance at beginning of year	**5 727**	9 541
Reclassified to deferred tax liability	**–**	(42)
Exchange differences on consolidation of foreign subsidiaries	**–**	3 004
Deferred tax of subsidiaries acquired	**11 858**	1 359
Current year charge	**16 165**	(8 135)
	33 750	5 727
Liabilities		
Balance at beginning of year	**(7 223)**	(4 529)
Reclassified from deferred tax asset	**–**	42
Deferred tax of subsidiary acquired	**–**	(8 577)
Exchange differences on consolidation of foreign subsidiaries	**2 198**	–
Current year charge	**(39 335)**	5 841
	(44 360)	(7 223)
12.2 Deferred taxation balances		
Assets		
Provision for taxation on temporary differences resulting from:		
• Property, plant and equipment	**(15 513)**	5 727
• Prepayments	**(363)**	–
• Provisions	**2 138**	–
• Other	**47 488**	–
Total deferred tax assets	**33 750**	5 727
Liabilities		
Provision for taxation on temporary differences resulting from:		
• Property, plant and equipment	**(19 670)**	(7 639)
• Capitalised leases	**60**	–
• Prepayments	**(423)**	–
• Provisions	**(21 829)**	–
• Other	**(2 498)**	416
Total deferred tax liabilities	**(44 360)**	(7 223)



13. FOREIGN CURRENCY ASSETS/(LIABILITIES)

The group utilises currency derivatives to eliminate or reduce the exposure of its foreign currency denominated assets and liabilities, and to hedge future transactions and cash flows. The group is party to foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the group's principal markets. As a matter of policy, the group does not enter into derivative contracts for speculative purposes.

During the year, group companies transacted with Fihag Finanz-und Handels AG, a shareholder as disclosed on page 109, who acted as agent and advisor to the group in the management of its exchange rate exposures as disclosed below. At year-end the net balance due under all currency related transactions which realised during the period were €61,3 million which is included under accounts receivable of which €40,4 million was paid and banked at the date of this report. All transactions entered into between the parties are at normal market related terms and conditions and are conducted at arm's length in the normal course of business.

	2003	2002
	'000	'000
13.1 Net currency forward contracts to sell/(buy) foreign currency:		
Euros	**(€3 928)**	(€4 368)
US dollars	**$106 802**	$108 940
UK pounds	**£282**	£1 919
Japanese yen	**(¥7 617)**	–

These currency forward contracts were fair-valued at year-end. The fair values are based on market values of equivalent instruments at the balance sheet date.

	2003	2002
	R'000	R'000
13.2 Fair valuing currency forward contracts resulted in foreign currency assets/(liabilities) as follows:		
Assets		
Euros	**4**	1 334
US dollars	**150 985**	87 160
	150 989	88 494
Liabilities		
Euros	**(2 449)**	–
US dollars	**(2 132)**	–
UK pounds	**(8)**	(1 409)
Japanese yen	**(25)**	–
	(4 614)	(1 409)
Net foreign currency assets	**146 375**	87 085

	2003 R'000	2002 R'000
13. FOREIGN CURRENCY ASSETS/(LIABILITIES) (continued)		
13.3 Net foreign currency assets/(liabilities) movement:		
Opening balance	**87 085**	202 141
Foreign exchange gain/(loss)	**183 636**	(260 623)
Exchange difference taken to foreign currency translation reserve	**(124 346)**	145 567
	146 375	87 085
14. INVENTORIES		
14.1 Inventories at cost less provisions:		
• Raw materials	**405 817**	464 150
• Work-in-progress	**128 365**	152 908
• Consumables and spares	**12 444**	14 997
• Packing materials	**6 078**	3 950
• Finished goods	**341 050**	473 199
	893 754	1 109 204
14.2 Inventories carried at net realisable value	**2 852**	291
15. ACCOUNTS RECEIVABLE		
Gross trade and other receivables	**2 126 464**	2 079 410
Less: provision for impairments, bad debts, credit notes and discounts	**(151 115)**	(115 199)
Net trade and other receivables	**1 975 349**	1 964 211
Other amounts due	**377 458**	413 919
	2 352 807	2 378 130
16. SHORT-TERM LOANS		
These amounts are due by 31 October 2003 and are interest free.		
17. SHARE CAPITAL AND PREMIUM		
17.1 Authorised		
1 500 000 000 (2002: 1 500 000 000) ordinary shares of 0,5 cents each	**7 500**	7 500
17.2 Issued		
946 054 793 (2002: 906 616 010) ordinary shares of 0,5 cents each	**4 730**	4 533
Share premium	**2 248 873**	2 150 892
Total issued share capital and premium	**2 253 603**	2 155 425

Notes to the annual financial statements (continued)

for the year ended 30 June 2003

	2003 R'000	2002 R'000
17. SHARE CAPITAL AND PREMIUM (continued)		
17.3 Movement of share capital and premium		
Opening balance	**2 155 425**	1 681 887
Movement for the year	**98 178**	473 538
Shares issued for cash	**130 600**	472 610
Shares issued to share trust on loan account	**6 469**	8 147
Capitalisation dividend issued	**141 283**	74 966
Capitalisation issue debited to share premium	**(141 283)**	(74 966)
Listing expenses	**(1 217)**	(7 219)
Treasury shares	**(37 674)**	–
Closing balance	**2 253 603**	2 155 425

	2003	2002
17.4 Unissued shares		
Number of shares	**553 945 207**	593 383 990

The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of the unissued shares, subject to the listing requirements of the JSE relating to a general authority of directors to issue shares for cash.

	2003	2002
17.5 Share scheme rights:		
Rights allocated at 30 June (number of shares)	**30 485 804**	30 947 129

The above rights were issued in terms of the Steinhoff Share Trust, other share incentive schemes of companies acquired as well as in terms of a share scheme offered at listing in terms of which certain directors and executives have the right to acquire a number of shares at nominal value.

	2003	2002
17.6 Disclosure requirements in terms of the Steinhoff Share Trust deed		
• Number of shares reserved for the scheme remaining unissued	**79 052 694**	78 012 789
• Number of shares allotted to the trust during the year as a result of scheme beneficiaries who have accepted the offer	–	13 002 108
• Number of shares sold by the trust to beneficiaries during the year	**3 352 800**	3 393 200
• Number of shares available for sale by the trustees to proposed participants	**278 521**	220 457

	2003 R'000	2002 R'000
18. RESERVES		
18.1 Non-distributable reserves		
Retained income of associate companies	**167 948**	102 876
Investment reserve	**3 638**	15 671
Foreign currency translation reserve	**80 202**	458 898
	251 788	577 445
18.2 Distributable reserves		
Retained income	**2 436 795**	1 651 499
	2 688 583	2 228 944

The investment reserve relates to incentives previously received, released to income on entitlement.

The accumulated distributable reserves, if declared as a cash dividend, would be subject to secondary tax on companies. In the normal course of business, it is not expected that such a distribution from past distributable reserves will arise.

	2003 R'000	2002 R'000
19. OUTSIDE SHAREHOLDERS' INTEREST		
Equity interest:		
Balance at beginning of year	**28 073**	10 037
Exchange differences on consolidation of foreign subsidiaries	**(1 271)**	(765)
Movement per income statement	**(2 881)**	(1 809)
Arising on acquisition of subsidiaries	**(9 139)**	20 610
Balance at end of year	**14 782**	28 073

	2003 R'000	2002 R'000
20. LONG-TERM LIABILITIES		
20.1 Loan details		
Secured financing:		
• Syndicated loan	**860 957**	–
• Term loans	**355 777**	535 172
• Capitalised finance lease agreements	**200**	253
• Long-term licence fee liability	**277 713**	306 491
Unsecured loans	**271 897**	367 673
	1 766 544	1 209 589
Portion payable before 30 June 2004 included in short-term liabilities (see note 22)	**119 765**	224 905
Net long-term liabilities	**1 646 779**	984 684



Notes to the annual financial statements (continued)

for the year ended 30 June 2003

	2003 %	2002 %
20. LONG-TERM LIABILITIES (continued)		
20.2 Weighted average interest rates		
• Syndicated loan	**4,16**	–
• Term loans	**4,40**	6,00
• Capitalised finance lease agreements	**16,00**	16,00
Unsecured loans	**6,94**	8,00

	R'000	R'000
20.3 Analysis of repayments		
Repayable in the 12 months to:		
• 30 June 2004	**119 765**	224 905
• Within 2 – 5 years	**1 262 325**	760 510
• Thereafter	**384 454**	224 174
	1 766 544	1 209 589

	'000	'000
Loan details		
• Syndicated loan with Citibank International plc and Commerzbank International SA:		
Facilities available:		
– Term loan	**€99 995**	–
– Revolving credit commitments	**€75 005**	–
Amounts utilised/drawdowns:		
– Term loan	**R860 957**	–
– Revolving credit – (2003: utilisation of R86 100 000 included in short-term liabilities – note 22)	–	–

The term loan is repayable in five equal quarterly repayments or three equal semi-annual repayments, commencing on 15 April 2005.

The revolving credit commitments will be reduced and permanently cancelled in full by five equal quarterly or three equal semi-annual commitment reductions, commencing 15 April 2005.

Steinhoff International Holdings Limited has subordinated a shareholder loan and loans due from Steinhoff Europe AG (Austria), amounting to €56 328 720 and €123 671 280 respectively, until the senior debt has been unconditionally and irrevocably paid and discharged in full.

	'000	'000
• Commerzbank		
Amounts utilised	**R205 142**	R374 125

The term loan is repayable in equal instalments. In 2002 this loan was disclosed as unsecured due to transitional financing arrangements.

	2003 '000	2002 '000
20. LONG-TERM LIABILITIES (continued)		
• Investec		
Amounts utilised	–	R254 374
The term loan was repayable in full on 31 August 2002.		
• National Westminster Bank plc:		
Facilities available	**£16 400**	£16 400
Amounts utilised	**R131 439**	R210 125
The term-loan is repayable in six monthly instalments of £1 250 000, repayable in full on 30 June 2006.		
The book value of assets encumbered in favour of the above term loans amounts to R574 829 000 (2002: R581 190 000) (see note 8).		
• Long-term licence fee liability due to Rand Merchant Bank	**R277 713**	R306 491
Repayable in equal instalments of R34 262 375 semi-annually with the final payment on 15 July 2008. The licence fee liability represents the net present value of the future minimum licence payments discounted at a market-related interest rate in South Africa.		
13 100 394 of the 19 956 784 shares that Steinhoff Africa Holdings (Proprietary) Limited held in Unitrans Limited as at year-end, have been pledged as security for the long-term licence fee liability (see note 9).		
• Rand Merchant Bank	**R271 897**	–
Senior unsecured puttable bonds amounting to €37 500 000 at 6,94% effective interest, payable semi-annually in arrear in equal instalments. These bonds were issued at a discount of 16,3%. The puttable bonds are to be redeemed on 1 February 2009.		
• Other loans	**R19 396**	R64 474
Total long-term liabilities	**R1 766 544**	R1 209 589

	R'000	R'000
21. ACCOUNTS PAYABLE		
Trade payables	**915 447**	1 281 073
Provisions	**110 718**	138 630
Other payables and amounts due	**541 416**	434 506
	1 567 581	1 854 209

Included in other payables and amounts due are short-term royalties, rebates, payroll and other accruals.



21. ACCOUNTS PAYABLE (continued)

Provisions consist of	Opening balance R'000	Additional provision R'000	Amounts utilised R'000	Amounts reversed R'000	Exchange differences R'000	Closing balance R'000
Leave pay provision	51 854	3 317	(5 311)	(470)	(6 313)	**43 077**
Bonus provision	16 105	7 615	(13 423)	(4 187)	–	**6 110**
Warranty provisions	40 505	690	(5 594)	588	(5 972)	**30 217**
Pension provision	30 166	7 287	(753)	–	(5 386)	**31 314**
	138 630	18 909	(25 081)	(4 069)	(17 671)	**110 718**

Provision for leave pay
The leave pay provision relates to possible vesting leave pay to which employees may become entitled upon leaving the employment of the group. The provision arises as employees render a service that increases their entitlement to future compensated leave and is calculated based on an employee's total cost of employment. The provision is utilised when employees become entitled to and are paid for the accumulated leave pay or utilise compensated leave due to them.

Provision for bonus
The provision for bonus consists of a performance based bonus. The bonus payable is fixed by applying a specific formula based on the employees' achievement of performance targets. The employee must be in service on 30 June 2003 to qualify for the bonus.

Provision for warranty
The warranty provision represents management's best estimate, based on past experience, of the group's liability under 12 month warranties granted on products sold.

Provision for pensions
The provision for pension relates to the group's obligation for a director of the company in Europe.

	2003 R'000	2002 R'000
22. SHORT-TERM LIABILITIES		
Current portion of long-term liabilities (note 20)	**119 765**	224 905
Short-term loans payable	**573 676**	480 923
	693 441	705 828

The short-term loans comprise loans with various European banks, repayable within a year. The loans bear interest at European banks lending rates.

23. RETIREMENT BENEFIT PLANS

23.1 Provident and pension funds

The majority of the group's South African salaried employees are members of the Steinhoff Group Retirement Fund. The Steinhoff Group Retirement Fund operates as a defined contribution provident fund. Certain employees are members of the Afcol Pension Fund. This fund is in the process of being closed down and current employees will move over to the Steinhoff Group Retirement Fund.

The employees of the group's subsidiaries in Europe are members of state-managed retirement benefit schemes operated by the governments of the various countries. The subsidiaries are required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the group, with respect to the retirement benefit schemes, is to make the specified contributions.

All the retirement benefit plans operated by group companies domiciled in the Republic of South Africa are governed by the Pension Funds Act, (Act No 24 of 1956). Approximately 98% of South African full-time group employees are covered by retirement benefit plans.

Defined contribution plan: Steinhoff Group Retirement Fund

The total cost charged to income of R27,2 million (2002: R22,6 million) represents contributions payable to this scheme by the group at rates specified in the rules of the schemes.

Defined benefit plan: The Afcol Pension Fund

Under this scheme the employees are entitled to retirement benefits of a pension of 2% of final salary per year of pensionable service on attainment of a retirement age of 65.

The effective date of the most recent actuarial valuation is 31 March 2001. At that date, in the opinion of the actuary the defined benefit plan was found to be in a sound financial position. The fund is actuarially valued at intervals of not more than three years.

The current contributions are calculated on the pensionable emoluments of members.

The following amounts resulted in a net gain for the fund:

	2003 R'000	2002 R'000
Current service cost	**2 857**	2 640
Interest cost	**15 306**	12 721
Expected return on plan assets	**(22 343)**	(19 443)
Net gain	**4 180**	4 082

The actual return on plan assets was R16 095 000 (2002: R9 852 000).



	2003 R'000	2002 R'000
23. RETIREMENT BENEFIT PLANS (continued)		
23.1 Provident and pension funds (continued)		
Defined benefit plan: The Afcol Pension Fund (continued)		
The amount included in the balance sheet arising from the group's obligation in respect of defined benefit retirement plans is as follows:		
Present value of funded obligations	**(126 483)**	(117 358)
Unrecognised actuarial losses	**21 721**	9 618
Fair value of plan assets	**190 352**	189 150
Net asset	**85 590**	81 410
Movements in the net asset in the current period were as follows:		
At the beginning of year	**81 410**	77 328
Net gain included in income	**4 180**	4 082
At the end of year	**85 590**	81 410
Analysis for financial reporting purposes:		
Current assets: Other receivables and amounts due	**16 529**	18 888

	%	%
Key assumptions used:		
Discount rate	**10,0**	11,5
Expected return on plan assets	**9,0**	10,5
Expected rate of salary increases	**6,5**	8,0
Future pension increases	**4,8**	6,2

The Afcol Pension Fund has an actuarial surplus based on the latest statutory actuarial valuation dated 31 March 2001, which has been updated for 30 June 2003. In terms of an agreement reached between the trustees, the fund and the employer, the surplus has been allocated between the members and the employer. The proposed distribution of the pension fund surplus was performed by an actuary, in accordance with the Pension Funds Act, (Act No 24 of 1956) and application was made to the Registrar of Pension Funds to concur with the methods and assumptions used in the proposed distribution of the surplus. The application for the distribution of the pension fund surplus was submitted to the Financial Services Board (FSB). Although approval from the FSB has not been obtained, based on the process followed, the assumptions used and the adjustments made in the calculation of the surplus, the group carried an asset on its balance sheet at 30 June 2003, amounting to R16,5 million (2002: R18,8 million) in respect of the total pension fund surplus of R85,6 million (2002: R81,4 million). The directors are of the opinion that the asset raised approximates the final amount to be approved by the FSB for distribution.

23. RETIREMENT BENEFIT PLANS (continued)

23.2 Post-retirement medical benefits

The group provided certain post-retirement medical benefits by funding a portion of the medical aid contributions of certain retired members, and a future liability for current employees. These were charged against income as incurred. During the previous financial year, upon adoption of the Statement of Generally Accepted Accounting Practice, AC116: Employee Benefits, the group's liability in respect of this obligation has been recorded. Through agreement with the in-service and retired employees the group came to a settlement in terms of which the present value of future benefits will be settled in cash.

The total liability in respect of the post-retirement medical benefits was valued during the previous year by an independent actuary. The liability arose as a result of past and current service as follows:

	2003 R'000	2002 R'000
Accrued liability at the beginning of the year	**9 162**	26 398
Increase in liability:	–	1 673
Interest cost	–	1 632
Service cost	–	627
Employer benefit payments	–	(586)
Less: Settlements	**(921)**	(18 909)
Accrued liability at the end of the year	**8 241**	9 162

At year-end this total unpaid liability was included in other payables and amounts due (see note 21).

24. COMMITMENTS AND CONTINGENCIES

24.1 Capital expenditure

	2003 R'000	2002 R'000
Contracts for capital expenditure authorised	**114 951**	90 978
Capital expenditure authorised but not contracted for	**63 329**	221 091

24.2 Amounts outstanding under operating lease agreements payable within the next year and thereafter:

	Property R'000	**Plant, equipment, vehicles and other R'000**	**Total R'000**
Next year	75 046	54 022	129 068
Within 2 – 5 years	329 667	88 670	418 337
Thereafter	244 401	3 314	247 715

Notes to the annual financial statements (continued)

for the year ended 30 June 2003



	2003 R'000	2002 R'000
24. COMMITMENTS AND CONTINGENCIES (continued)		
24.3 Borrowing facilities		
In terms of the articles of association, the borrowing powers of the company are unlimited.		
24.4 Unutilised borrowing facilities	**1 143 362**	1 779 027

24.5 Contingent liabilities

Certain companies in the group are involved in disputes of which the outcome is uncertain. The directors are however confident that they will be able to defend these actions, that the potential of outflow or settlement is remote, and if not, that the potential impact on the group will not be material.

There is no other litigation, current or pending, which is considered likely to have a material adverse effect on the group.

25. FINANCIAL RISK MANAGEMENT

Treasury risk management

Senior executives meet on a regular basis to analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecast.

Foreign currency management

Material forward currency contacts are summarised in note 13. The writing of option contracts is prohibited; currency options are only purchased as a cost-effective alternative to forward currency contracts.

Liquidity risk management

The group continuously manages its liquidity risk, which is evidenced by its liquid resources and unutilised borrowing facilities.

Concentration of credit risk

Potential concentrations of credit risk consist principally of short-term cash and cash equivalent investments, trade and other debtors and loans receivable. The group deposits short-term cash surpluses with major banks of high quality credit standing. Trade debtors comprise a widespread customer base and group companies perform ongoing credit evaluations on the financial condition of their customers. At 30 June 2003, the group did not consider there to be any significant concentration of credit risk, which had not been adequately provided for. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the group companies' management based on prior experience and the current economic environment.

Fair value of financial instruments

The group's financial instruments consist mainly of cash at bank and cash equivalents, investments, loans due to the group, accounts and other receivables, accounts and other payables and long and short-term liabilities.

The estimated net fair values at which financial instruments are carried on the balance sheet at 30 June 2003 have been determined using available market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the group could realise in the normal course of business.

	2003 R'000	2002 R'000
26. CASH GENERATED FROM OPERATIONS		
Net income before taxation	**877 056**	653 429
Adjusted for:		
Net loss/(profit) on disposal of property, plant and equipment	**4 977**	(17 295)
Fair value adjustment of plantations	**(515)**	–
Depreciation of property, plant and equipment	**191 858**	163 563
Amortisation and impairment of intangible assets	**37 383**	36 549
Impairment of property, plant and equipment	**37 977**	–
Other impairments	**303**	–
Investment income	**(76 216)**	(50 891)
Finance costs	**197 397**	130 190
Net profit on disposal of businesses	**(2 207)**	(1 876)
Pension fund asset decrease/(raised)	**2 359**	(18 888)
Increase in benefit fund surplus	**(5 000)**	–
Investment reserve released to sundry income	**(12 033)**	–
Operating profit before working capital changes	**1 253 339**	894 781
Working capital changes:		
Decrease/(increase) in inventories	**63 556**	(29 168)
Increase in accounts receivable	**(317 640)**	(32 294)
(Decrease)/increase in accounts payable	**(91 779)**	312 208
Decrease/(increase) in VAT receivable	**3 697**	(127 699)
Decrease in VAT payable	**(12 908)**	(62 817)
Net changes in working capital	**(355 074)**	60 230
Cash generated from operations	**898 265**	955 011
27. TAXATION PAID		
Taxation payable at beginning of year	**(36 311)**	(20 197)
Foreign currency translation difference	**5 179**	(10 137)
Taxation receivable of subsidiaries disposed	**(768)**	–
Taxation payable of subsidiaries acquired	**(56)**	(15 120)
Current taxation expense per income statement	**(74 780)**	(50 314)
Taxation payable at end of year	**21 008**	36 311
Net taxation paid	**(85 728)**	(59 457)

Notes to the annual financial statements (continued)

for the year ended 30 June 2003



	2003 R'000	2002 R'000
28. NET CASH FLOW ON ACQUISITION OF SUBSIDIARY COMPANIES		
The fair value of assets and liabilities assumed at date of acquisition were as follows:		
Assets:		
• Property, plant and equipment	**65 004**	181 899
• Inventories	**45 643**	96 705
• Accounts receivable	**46 627**	150 003
• Cash on hand	**8 520**	3 852
• Deferred taxation assets	**11 858**	1 359
• Trademarks	**5 954**	–
• Shareholder's loan	**–**	4 068
• Investments	**781**	–
Liabilities:		
• Long-term liabilities	**(24 018)**	(29 250)
• Trade payables	**(79 457)**	(113 547)
• Deferred taxation liability	**–**	(8 577)
• Bank overdraft	**–**	(27 063)
• Taxation payable	**(56)**	(15 120)
• Short-term loans	**(13 774)**	–
• Shareholders' loan	**(64 004)**	–
Outside shareholders' interest	**9 139**	(20 610)
Fair value of assets and liabilities acquired	**12 217**	223 719
Net goodwill at acquisition	**22 391**	352 254
Total purchase price	**(34 608)**	(575 973)
Bank overdraft at acquisition	**–**	(27 063)
Cash on hand at acquisition	**8 520**	3 852
Shareholders' loan account	**–**	4 068
Investment in associate companies which became subsidiaries	**8 266**	–
Net cash outflow at acquisition of subsidiaries	**(17 822)**	(595 116)

	2003 R'000	2002 R'000
29. NET CASH FLOW ON DISPOSAL OF SUBSIDIARY COMPANIES		
The fair value of assets and liabilities disposed at the date of disposal were as follows:		
Assets:		
• Property, plant and equipment	**17 066**	1 357
• Inventories	**5 899**	20 573
• Accounts receivable	**36 999**	18 887
• Cash on hand	**13 762**	1 110
• Taxation receivable	**768**	–
• VAT receivable	**225**	–
Liabilities:		
• Long-term liabilities	–	(2 627)
• Shareholders' loan	–	(4 539)
• Bank overdraft	**(5 587)**	–
• Trade payables	**(18 439)**	(36 637)
Fair value of assets and liabilities disposed	**50 693**	(1 876)
Profit on disposal	**2 207**	1 876
Proceeds on disposal	**52 900**	–
Bank overdraft at date of disposal	**5 587**	–
Cash on hand at date of disposal	**(13 762)**	(1 110)
Received through loan account	**(52 900)**	–
Net cash outflow on disposal of subsidiaries	**(8 175)**	(1 110)
30. PROCEEDS ON ISSUE OF SHARE CAPITAL		
Share capital and share premium issued for cash	**130 600**	472 610
Less: Issue expenses paid	**(1 217)**	(7 219)
Cash proceeds on issue of share capital	**129 383**	465 391



	2003 R'000	2002 R'000
31. CASH AND CASH EQUIVALENTS		
Cash and cash equivalents consist of cash on hand and balances with banks as well as near-cash instruments. Bank overdrafts are only included where the group has a legal right of set-off due to cash management arrangements. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:		
Funds on call and deposits	**198 597**	48
Bank balances and cash	**1 655 254**	892 036
Bank overdrafts	**–**	–
Bank overdrafts per balance sheet	**(537 283)**	(574 117)
Less: Bank overdrafts included in financing activities	**537 283**	574 117
Net foreign currency assets	**146 375**	87 085
	2 000 226	979 169

32. RELATED PARTY TRANSACTIONS

Related party relationships exist between shareholders, subsidiaries, joint ventures and associate companies within the group. These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the group-wide treasury management of foreign currency movements. All material intergroup transactions are eliminated on consolidation.

32.1 Joint ventures and associate companies

Details of investments in associate companies and joint ventures are disclosed in notes 9 and 10 respectively.

32.2 Interests of directors in contracts

A director declared his interest in a preference share investment which was concluded by the group during the year under review. All other directors of the company have confirmed that they were not materially interested in any other contract of significance with the company or any of its subsidiary companies, which could have resulted in a conflict of interest during the year.

32.3 Related interests of directors and officers in share capital

Details have been included in the directors' report on page 58 and on page 109.

33. PRIOR YEAR ADJUSTMENT

The group has adopted the South African Statement of Generally Accepted Accounting Practice AC137: Agriculture for the first time during the current financial year. The financial statements have been prepared as if they had always been prepared in accordance with this statement effective from the year of first time application.

AC137: Agriculture

In terms of AC137, a biological asset should be measured on initial recognition and at each balance sheet date at its fair value less estimated point-of-sale costs. The plantations owned by the group are considered to be a biological asset in terms of the statement and were therefore restated to fair value. In prior years, the plantations were carried at cost.

	Change in accounting policy		
	As previously stated R'000	Revaluation of plantations R'000	Restated R'000
The aggregate effect of the above change in accounting policy on the financial statements for the year ended 30 June 2003 is as follows:			
Distributable reserves			
Prior year opening balance	1 074 001	1 468	1 075 469
Property, plant and equipment			
Prior year opening balance	1 554 508	1 468	1 555 976

Notes to the annual financial statements (continued)

for the year ended 30 June 2003



34. DISCONTINUED OPERATIONS

In order to rationalise and achieve economies of scale, a number of business divisions, both locally and internationally, were closed as follows:

Date of initial discontinuance	Division	Business	Date discontinuance completed	Cost of discontinuance 2003 R'000	2002 R'000
	Peach and Hatton Heritage (Proprietary) Limited			**13 663**	–
20 April 2003	Unita division of Peach and Hatton Heritage (Proprietary) Limited	Pine furniture manufacturer	30 June 2003	**3 558**	–
31 August 2002	Peach and Hatton division of Peach and Hatton Heritage (Proprietary) Limited	Pine furniture manufacturer	31 December 2002	**10 105**	–
30 April 2003	Ultrabord (Proprietary) Limited	Particle board manufacturer	30 June 2003	**4 427**	–
28 February 2003	Magdeburger Möbelwerke (Germany)	Lounge suite manufacturer	30 June 2003	**5 404**	–
9 August 2002	Schäfermöbel (Germany)	Lounge suite manufacturer	31 March 2003	**7 315**	–
15 August 2002	Klose Herzlake (Germany)	Warehouse	30 June 2003	**6 553**	–
13 December 2001	Milano Lounge	Lounge suite manufacturer	31 December 2001	–	7 808
24 August 2001	Crossdock division of Roadway Logistics	Distribution	31 May 2002	–	18 016
14 December 2001	Textile division of Premier Springs Industries	Spring manufacturer	30 April 2002	–	3 500
1 January 2002	Poco (Germany)	Lounge suite manufacturer	30 June 2002	–	41 823
1 July 2001	Sachsenpolster (Germany)	Lounge suite manufacturer	30 November 2001	–	12 024
				37 362	83 171



	2003 R'000	2002 R'000

34. DISCONTINUED OPERATIONS (continued)

The results including cost of discontinuance of the Unita and Peach and Hatton divisions of Peach and Hatton Heritage (Proprietary) Limited which have been included in the consolidated financial statements, were as follows:

	2003 R'000	2002 R'000
Revenue	**44 338**	100 698
Operating costs	**(61 701)**	(80 924)
(Loss)/profit before taxation	**(17 363)**	19 774
Taxation	**(3 986)**	(6 929)
(Loss)/profit after taxation	**(21 349)**	12 845

The carrying amounts of the total assets and total liabilities discontinued of the Unita and Peach and Hatton divisions of Peach and Hatton Heritage (Proprietary) Limited division are as follows:

	2003 R'000	2002 R'000
Carrying value of total assets	**138 278**	163 831
Carrying value of total liabilities	**122 919**	136 173

The results including cost of discontinuance of Ultrabord (Proprietary) Limited which have been included in the consolidated financial statements, were as follows:

	2003 R'000	2002 R'000
Revenue	**28 316**	29 443
Operating costs	**(31 611)**	(33 358)
Loss before taxation	**(3 295)**	(3 915)
Taxation	**–**	–
Loss after taxation	**(3 295)**	(3 915)

The carrying amounts of the total assets and total liabilities discontinued of Ultrabord (Proprietary) Limited are as follows:

	2003 R'000	2002 R'000
Carrying value of total assets	**5 864**	16 566
Carrying value of total liabilities	**10 602**	18 009



	2003 R'000	2002 R'000

34. DISCONTINUED OPERATIONS (continued)

The results including cost of discontinuance of the Magdeburger Möbelwerke division in Germany which have been included in the consolidated financial statements, were as follows:

	2003 R'000	2002 R'000
Revenue	**26 333**	33 345
Operating costs	**(45 248)**	(53 352)
Loss before taxation	**(18 915)**	(20 007)
Taxation	**–**	–
Loss after taxation	**(18 915)**	(20 007)

The carrying amounts of the total assets and total liabilities discontinued of the Magdeburger Möbelwerke division in Germany are as follows:

	2003 R'000	2002 R'000
Carrying value of total assets	**40 166**	49 446
Carrying value of total liabilities	**90 026**	114 452

The results including cost of discontinuance of the Schäfermöbel division in Germany which have been included in the consolidated financial statements, were as follows:

	2003 R'000	2002 R'000
Revenue	**66 489**	87 453
Operating costs	**(128 402)**	(117 297)
Loss before taxation	**(61 913)**	(29 844)
Taxation	**–**	–
Loss after taxation	**(61 913)**	(29 844)

The carrying amounts of the total assets and total liabilities discontinued of the Schäfermöbel division in Germany are as follows:

	2003 R'000	2002 R'000
Carrying value of total assets	**35 077**	82 133
Carrying value of total liabilities	**80 478**	95 069

	2003 R'000	2002 R'000

34. DISCONTINUED OPERATIONS (continued)

The results including cost of discontinuance of the Klose Herzlake division in Germany which have been included in the consolidated financial statements, were as follows:

	2003 R'000	2002 R'000
Revenue	**397 125**	389 907
Operating costs	**(434 860)**	(404 883)
Loss before taxation	**(37 735)**	(14 976)
Taxation	**(311)**	(315)
Loss after taxation	**(38 046)**	(15 291)

The carrying amounts of the total assets and total liabilities discontinued of the Klose Herzlake division in Germany are as follows:

	2003 R'000	2002 R'000
Carrying value of total assets	**202 128**	182 819
Carrying value of total liabilities	**225 573**	187 698

35. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to improve comparability. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.



Special resolutions

During the period under review the following special resolutions by the company and its subsidiaries in South Africa were approved and registered with the Registrar of Companies:

1. **Steinhoff International Holdings Limited (1998/003951/06)**
   The resolutions proposed in the previous annual report were approved and registered on 4 December 2002 dealing with
   1.1 the authority to repurchase the company's shares;
   1.2 the granting of rights and the issue of shares in terms of the Share Incentive Scheme to those directors who do not hold salaried employment or office with the company; and
   1.3 the amendment to the Articles of Association in adding a new Article 89.3 authorising communication by electronic medium.

2. **Thesen Sawmilling (Pty) Ltd (2001/007733/07)**
   The resolution for the change of name from Swanvest 296 (Pty) Ltd was approved and registered on 19 July 2002.

3. **Sit at Work (Pty) Ltd (1992/004646/07)**
   The resolution for the change of name from Wilkhahn SA (Pty) Ltd was approved and registered on 19 March 2003.

4. **Steindor (Pty) Ltd (2001/005911/07)**
   The resolution for the change of name from Leopont 417 Properties (Pty) Ltd was approved and registered on 31 March 2003.

5. **IB Investment Holdings (Pty) Ltd (1994/003585/07)**
   The resolution for the change of name from Iqbal Bam Investment Holdings (Pty) Ltd was approved and registered on 31 March 2003.

6. **Edwood Marketing (Pty) Ltd (1958/000233/07)**
   The resolution for the change of name from Randleigh Sales (Pty) Ltd was approved and registered on 31 March 2003.

During the period under review **Steinhoff Europe AG (CH – 130.0.009.701 – 2)** registered in Switzerland, approved of and had a resolution registered on 14 April 2003 in terms of which the "group clause" was included in the Articles of Association in terms of which this company is authorised to provide financial assistance and guarantees in favour of third parties for the benefit of group companies.

Analysis of shareholding

for the year ended 30 June 2003

	Shareholder type					
	Public		Directors		Other	
	Number	%	Number	%	Number	%
Shareholders in South Africa						
• Number of shareholders	3 323	99,73	6	0,18	3	0,09
• Number of shares	516 761 309	98,24	795 176	0,15	8 469 714	1,61
Shareholders other than in South Africa						
• Number of shareholders	165	98,21	3	1,79	0	0,00
• Number of shares	275 962 611	64,78	150 057 275	35,22	0	0,00
Totals						
• Number of shareholders	3 488	99,66	9	0,26	3	0,08
• Number of shares	792 723 920	83,27	150 852 451	15,85	8 469 714	0,88

According to the share register of the company, the following shareholders are registered as holding in excess of 5% of the issued share capital of the company:

	Number	%
Nedcor Bank Nominees Limited	**286 257 545**	30,07
Standard Bank Nominees Tvl (Pty) Limited	**192 501 317**	20,22
First National Nominees (Pty) Limited	**142 282 848**	14,94
Fihag Finanz und Handels AG	**92 907 124**	9,76
Absa Nominees (Pty) Limited	**76 012 576**	7,98
Old Mutual Nominees (Pty) Limited	**50 771 421**	5,33
	840 732 831	88,30

Save for the above, according to the disclosure in terms of section 140A of the Companies Act, the following shareholders are registered as holding in excess of 5% of the issued share capital of the company, as compiled from the nominee disclosures:

	Number	%
Old Mutual and funds administered by them	**143 927 455**	15,12
RMB Asset Management and funds administered by them	**115 286 168**	12,11
Bruno Steinhoff Immobilien und Verwaltungs GmbH	**105 114 763**	11,04
Investec Asset Management and funds administered by them	**56 398 700**	5,92
Stanlib Limited	**55 118 807**	5,79

JSE trading history and exchange rates

for the year ended 30 June 2003



	2003	2002	2001	2000	1999
Closing price (cents)	**660**	825	650	600	396
Highest price (cents)	**830**	975	700	690	500
Lowest price (cents)	**455**	590	460	390	300
Number of shares traded (million)	**402**	348	192	192	22
Value of share traded (R million)	**2 643**	2 717	1 206	993	91
Average weighted traded price (cents)	**657**	780	648	517	410
Closing spot: Industrial 25 index* INDI 25	**5 204,60**	7 178,15	7 240,238	8 086,814	6 565,59*
Dividend yield (%)	**2,27**	1,8	1,9	1,24	–
Earnings yield (%)	**15,91**	11,03	9,85	8,67	8,59
Price earnings ratio (x)	**6,29**	9,07	10,16	11,54	11,65
Market capitalisation (Rm)	**6 284**	7 480	5 391	4 827	3 101

The following table sets out the high and low closing prices of Steinhoff shares and the average daily trading volume of our shares on a yearly basis for the last four financial years, as reported by I-Net Bridge (Pty) Limited (I-Net Bridge), a South African financial information service:

	Closing price		Average daily trading volume
	High	Low	
	(Rand per share)		(Number of shares)
Year ended 30 June			
1999	5,00	3,20	116 825
2000	6,75	3,85	724 827
2001	7,50	5,80	890 168
2002	9,13	6,20	1 471 125
2003	**8,20**	**4,55**	**1 371 338**

EXCHANGE RATES

The following table sets forth, for the periods indicated, the average and period-end exchange rates in rand expressed in R per €1,00, used to convert the results and the balance sheets of the European subsidiaries into South African rands.

Year ended 30 June	Average(1)	Period end(2)
1999	6,67	6,26
2000	6,36	6,51
2001	6,75	6,85
2002	9,00	10,25
2003	**9,415**	**8,61**

Note

(1) *The average exchange rate was used to translate income and expenditure.*

(2) *The period-end rate was used to translate assets and liabilities.*

(3) *Prior to 2002, the euro rate is based on the Deutsche mark exchange rate which is DM1,95583 per €1,00.*

Notice of annual general meeting

Notice is hereby given that the annual general meeting of the shareholders of Steinhoff International Holdings Limited (the company) will be held at 08:00 in the main boardroom of the company, 28 Sixth Street, Wynberg, Sandton, on Monday, 1 December 2003, for the purpose of dealing with the business and considering and, if deemed fit, passing, with or without modification, the resolutions set out below:

Ordinary business

1. To receive and adopt the annual financial statements for the year ended 30 June 2003, together with the report of the directors and the auditors thereon.

2. Ordinary business

2.1 To elect directors for the positions to the board. In terms of Article 50.1, DE Ackerman, MJ Jooste, BE Steinhoff and NW Steinhoff shall retire, but all four directors are eligible and available for re-election. (Curriculum Vitae – see pages 4 to 7)

2.2 To ratify the appointment of JHN van der Merwe as executive director. (Curriculum Vitae – see page 4)

2.3 To transact any other business capable of being transacted at an annual general meeting:

2.3.1 To ratify the aggregate sum of directors' remuneration in respect of the financial year ended 30 June 2003 as set out in note 1.2 to the annual financial statements as reflected on page 74 of the annual report; and

2.3.2 To reappoint Messrs Deloitte & Touche of Pretoria as auditors of the company in terms of section 270 of the Act.

Ordinary resolution number 1

3.1 Resolved that 277 618 255 ordinary shares of 0,5 cents each in the authorised but unissued share capital of the company be and they are hereby placed under the control of the directors of the company as a general authority in terms of section 221(2) of the Act, but subject to the rules and requirements of the JSE Securities Exchange South Africa ("JSE"), to allot and issue such shares to such person(s) and on such terms and conditions as the directors may determine.

3.2 Resolved that, subject to the listing requirements of the JSE relating to a general authority of directors to issue shares for cash, the directors of the company be and they are hereby authorised for a period of 15 (fifteen) months from the date of this meeting or until the date of the company's next annual meeting to issue ordinary shares in the capital of the company for cash in accordance with the requirements set out in paragraph 5.52 of the listing requirements of the JSE as follows:

3.2.1 the relevant securities to be issued under such authority must be of a class already in issue;

3.2.2 the securities must be issued to public shareholders as defined by the JSE's listing requirements and not to related parties;

3.2.3 issues for cash may not exceed 15% of the issued number of securities in issue in any one financial year;

3.2.4 the maximum discount at which such securities may be issued may not exceed 10% of the weighted average traded price of those securities during the 30 business days preceding the date on which the price of the issue is determined or agreed by the directors; and

3.2.5 once the company has issued on a cumulative basis within a financial year, 5% or more of the number of securities in issue prior to that issue, the company will publish an announcement containing the full details for the issue, including the average discount to the weighted average traded price over the 30 day period prior to the date the price was determined or agreed and the effect of the issue on net asset value, not tangible asset value and headline earnings per share.

3.3 Subject to the renewal of the general authority proposed in terms of ordinary resolution number 1, and in terms of the requirements of the JSE, shareholders to grant a waiver of any pre-emptive rights to which ordinary shareholders may be entitled in favour of the directors for the allotment and issue of ordinary shares in the capital of the company for cash other than in the normal course by way of a rights offer or a claw-back offer or pursuant to the company's share schemes or acquisitions utilising such securities as currency to discharge the purchase consideration.

A 75% majority of votes cast by those shareholders present or represented and voting at the general meeting will be required in order for paragraph 3.2 of ordinary resolution number 1 to become effective.



Notice of annual general meeting (continued)

Ordinary resolution number 2

4. Resolved that, subject and in accordance with the requirements of the JSE:

4.1 the company places and reserves 85 426 746 unissued ordinary shares in the company (which number constitutes less than 10% of the company's issued share capital) at the disposal of the directors for the continued implementation of the Steinhoff International Share Incentive Schemes.

Ordinary resolution number 3

4.2 the company authorises and ratifies the granting of rights, the allotment and the issue of shares at nominal value in terms of an incentive scheme ("the new scheme") subject to the following:

4.2.1 a maximum number of up to 5% (five percent) of the issued share capital be reserved for the implementation of the new scheme (as at 30 June 2003 such maximum would have been 47 602 304 shares);

4.2.2 the rights only be granted to senior executives who exercise a material influence on the performance of the group approved by a quorum of non-executive directors, who are members of the human resources and remuneration committee ("REMCO");

4.2.3 the maximum number of rights to any one participant will be 10% (ten percent) of the number reserved in terms of 4.2.1 above (equals 0,5%, (nil comma five percent) (as at 30 June 2003 such maximum would have been – 4 760 230 shares);

4.2.4 the reserved shares will be allotted and issued in tranches of 1/3 (one third) per annum from the 3rd anniversary of the granting provided the following performance criteria have been achieved:

A. a compound growth in headline earnings per share ("HEPS") equal to at least the average growth of companies included in, and comprising the INDI 25 Index ("INDI 25") over a three-year period from date of granting of the rights; and

B. the volume weighted average traded share price of the company over the 30 trading days immediately preceding the date of measuring after (the measurement date) to exceed the results of the following formula:

$(a - b) \div b \times 100 \times C$

where

a = the INDI 25 at the measurement date;
b = the INDI 25 at date of the granting of the rights; and
c = the share price of Steinhoff based on the [30 day] volume weighted average share price at the date of the granting of the rights.

4.2.5 in the event of the criteria not being satisfied by the 3rd anniversary the rights will be extended to the next years on an accumulative basis, provided that if the criteria are not met by the end of the financial year in which the 5th anniversary falls, all rights will lapse.

4.2.6 except if and as approved by the REMCO and save for the reasons of termination set out below, the rights will lapse and be of no force and effect on termination of the employment of any participant:

a) death;
b) retirement (provided at least a period of three years from granting have expired); and
c) incapacity or disability.

Reasons
The company has evaluated the current share incentive scheme as administered in terms of the Steinhoff International Share Incentive Scheme as well as several other incentive schemes with a view of satisfying the shareholders that:

- executives are incentivised on a basis which aligns their interests with shareholders' requirements;
- to drive long-term sustainable performance; and
- to retain key executives.

Save for all existing rights granted in terms of the current scheme it is anticipated that no further rights will be granted. The aggregate of all shares that may be issued in terms of the new scheme and that may be issued in terms of the current scheme will not, at any time, exceed 10% of the company's share capital, being the limit approved by the shareholders on 6 December 1999.

Special resolution number 1
5. Resolved that, subject to paragraphs 5.72, 5.73 and 5.74 of the listing requirements of the JSE, the board of directors be authorised, up to and including the date of the following annual general meeting, to approve as a general authority the purchase of its own shares by the company or a subsidiary provided that:

5.1 this authority shall not extend beyond 15 (fifteen) months from the date of this meeting or until the date of the company's next annual general meeting whichever is the sooner;

5.2 this authority be limited to a maximum of 20% of the issued share capital of that class in one financial year;

5.3 repurchases shall not be made at a price more than 10% above the weighted average of the market value of the securities traded for the five business days immediately preceding the date of repurchase (on which the transaction was agreed), subject to the provisions of the Act and the requirements of the JSE;

5.4 the repurchase of securities being implemented through the order book operated by the JSE trading system ("open market") and without any prior understanding or arrangement with any counterparty; and

5.5 a certificate by the company's sponsor in terms of 2.12 of the listing requirements of the JSE confirming the statements by the directors referred to hereunder in this notice convening the meeting, be issued before commencement of repurchase.

Reason and effect for the special resolution
Subject to the Act and the requirements of the JSE, this authority is granted to the directors to repurchase shares, although it is not the board's intention to make use thereof unless prevailing circumstances (including the tax dispensation and market conditions) in their opinion warrant it. All required certificates and relevant statements shall be issued. The effect of the special resolution is that the directors are authorised to implement a general repurchase of shares in accordance with the provisions of the Act and the listing requirements of the JSE.
The directors are of the opinion, after considering the effect of a maximum repurchase of shares; that:

- the company will be able, in the ordinary course of business, to pay its debt;



Notice of annual general meeting (continued)

- the consolidated assets of the company, fairly valued in accordance with Generally Accepted Accounting Practice, will be in excess of the consolidated liabilities of the company;
- the company will have adequate capital for a period of 12 (twelve) months after the date of this notice; and
- the working capital of the company will be adequate for a period of 12 (twelve) months after the date of this notice.

Ordinary resolution number 4

6. Resolved that the board of directors be and it is hereby authorised in terms of Article 26.2 of the articles of association of the company to create and issue convertible debentures, debenture stock, bonds or other convertible instruments in the capital of the company, subject to such conversion and other terms and conditions as it may determine in its sole and absolute discretion but subject further at all times to the rules and requirements of the JSE.

Ordinary resolution number 5

7. Resolved that, subject to the passing of special resolutions numbers 1, 2 and 3 and ordinary resolutions numbers 1, 2 and 3 contained in the notice convening this annual general meeting, any director or secretary of the company, for the time being, be and is hereby authorised to take all such steps and sign all such documents and to do all such acts, matters and things for and on behalf of the company as may be necessary to give effect to the special and ordinary resolutions passed at this general meeting.

Voting

Each shareholder, whether present in person or by proxy, is entitled to attend and vote at the general meeting. A form of proxy in which is set out the relevant instructions for its completion is enclosed for use by any shareholder who is unable to attend the general meeting but wishes to be represented thereat. If you have dematerialised your shares with a Central Securities Depository Participant ("CSDP") or broker you must arrange with them to provide you with the necessary authorisation to attend the general meeting or you must instruct them as to how you wish to vote in this regard. This must be done in terms of the agreement entered into between you and the CSDP or broker. Any shareholder who completes and lodges a form of proxy will not be precluded from attending and voting at the general meeting to the exclusion of the proxy appointed by him.

Each shareholder is entitled to appoint one or more proxies (who need not be shareholders of the company) to attend, speak and vote in his/her stead. On a show of hands every shareholder who is present in person or by proxy shall have one vote and, on a poll, every shareholder present in person or by proxy shall have one vote for each share held by him/her. The forms of proxy should be completed and forwarded to reach the offices of the company's transfer secretaries or the company secretary at the address given below by not later than 13:00 on Friday, 28 November 2003.

By order of the board

SJ Grobler
Company Secretary
7 November 2003

Registered office
28 Sixth Street
Wynberg
Sandton
2090
(PO Box 1955, Bramley, 2018)

Proxy form

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff" or "the company")

To: The Company Secretary
Steinhoff International Holdings Limited

For use only by shareholders who hold share certificates or who have dematerialised their certificates but who are registered in their own name in the company's sub-register.

For use at the annual general meeting of the holders of ordinary shares in the company ("Steinhoff shareholders") to be held at the head office of the company, 28 Sixth Street, Wynberg, Sandton, on Monday, 1 December 2003 at 08:00 ("the general meeting").

I/We

of

appoint (see note 1)

or failing him/her,

or failing him/her,

the chairman of the general meeting,
as my/our proxy to act for me/us at the general meeting for the purposes of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment thereof and to vote for and/or against the resolutions and/or abstain from voting in respect of the ordinary shares registered in my/our name/s in accordance with the following instructions:

Proxy in respect of: all/. . . . . number of shares held	In favour of	Against	Abstain
1. To receive and adopt the annual financial statements			
2.1 To re-elect to the board – DE Ackerman			
– MJ Jooste			
– BE Steinhoff			
– NW Steinhoff			
2.2 To ratify the appointment of JHN van der Merwe			
2.3.1 *To ratify the directors' remuneration*			
2.3.2 To reappoint Deloitte & Touche as auditors			
3. Ordinary resolution number 1: 3.1			
3.2			
4. Ordinary resolution number 2			
5. Ordinary resolution number 3			
6. Special resolution number 1			
7. Ordinary resolution number 4			

Signed at on 2003

Signature

Assisted by me (where applicable) (state capacity in full name)

Each Steinhoff shareholder is entitled to appoint one or more proxy(ies) (who need not be a shareholder(s) of the company) to attend, speak and vote in his/her stead at the general meeting.

Notes to the proxy



NOTES

A Steinhoff shareholder may insert the name of a proxy or the names of two alternative proxies of his/her choice in the space(s) provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the Steinhoff shareholder concerned. The person whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.

A Steinhoff shareholder's instructions to the proxy must be shown by indicating, in the appropriate boxes provided, the manner in which that Steinhoff shareholder wishes to vote by inserting an "X" in the relevant box, unless a shareholder wishes to split his/her votes in which case the relevant numbers of shares to be so voted must be indicated in the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the Steinhoff shareholder's votes exercisable thereat. A Steinhoff shareholder or his/her proxy is not obliged to use all the votes exercisable by the Steinhoff shareholder or his/her proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the Steinhoff shareholder or by his/her proxy. Should a shareholder fail to complete the number of shares held, it will be deemed to have exercised the vote in respect of all shares held as recorded in the register.

Any shareholder who holds shares through a nominee or in dematerialised form may use this proxy to advise their nominee/broker/Central Security Depository Participant ("CSDP") of their voting instructions. However, should such member wish to attend the meeting, they will need to request their CSDP, broker or nominee to provide them with the necessary authority in terms of the agreement governing their relationship.

Forms of proxy and any power of attorney by virtue of which such proxy is signed (or a notarially certified copy of such power of attorney) must be lodged at or posted to the company's transfer secretaries or delivered to the Company Secretary, to be received by not later than 13:00 on Friday, 28 November 2003.

Any alternation or correction made to this form of proxy must be initialled by the signatory/ies.

Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the company's transfer secretaries or waived by the chairman of the general meeting.

The completion and lodging of this form of proxy will not preclude the relevant Steinhoff shareholders from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such Steinhoff shareholder wish to do so.

No facility currently exists for receiving forms of proxy by e-mail.

Voting instruction form

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff" or "the company")

To: ______________________________
(name of shareholder's CSDP/broker)

For use only by shareholders who have already dematerialised their share certificates and which shares are not registered in their own names (example in name of CSDP or broker/nominee)

For use in respect of the annual general meeting of the holders of ordinary shares in the company ("Steinhoff shareholders") to be held at the head office of the company, 28 Sixth Street, Wynberg, Sandton, on Monday, 1 December 2003 08:00 the (general meeting).

Shareholders who have already dematerialised their shares may use this form to advise their Central Securities Depository Participant ("CSDP") or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should a shareholder wish to attend the meeting in person, written authority would be required from such CSDP or broker.

I/We ______________________________

of ______________________________

being a shareholder of the company, who has/have dematerialised my/our shares do hereby indicate below my/our voting instructions on the resolutions to be proposed at the annual general meeting:

Voting instructions in respect of all/.........number of shares held	In favour of	Against	Abstain
1. To receive and adopt the annual financial statements			
2.1 To re-elect to the board – DE Ackerman			
– MJ Jooste			
– BE Steinhoff			
– NW Steinhoff			
2.2 To ratify the appointment of JHN van der Merwe			
2.3.1 To ratify the directors' remuneration			
2.3.2 To reappoint Deloitte & Touche as auditors			
3. Ordinary resolution number 1: 3.1			
3.2			
4. Ordinary resolution number 2			
5. Ordinary resolution number 3			
6. Special resolution number 1			
7. Ordinary resolution number 4			

Signed at ______________ on ______________ 2003

Signature ______________________________

Assisted by me (where applicable) (state capacity in full name)



Notes to voting form

NOTES

Any shareholder who holds shares through a nominee or in dematerialised form must use this voting instruction form to advise their nominee/broker/Central Security Depository Participant ("CSDP") of their voting instructions and should not use the proxy form. However, should such member wish to attend the meeting, they will need to request their CSDP, broker or nominee to provide them with the necessary authority in terms of the agreement governing their relationship.

A shareholder's instructions to the CSDP/broker must be shown by indicating, in the appropriate boxes provided, the manner in which that shareholder wishes to vote by inserting an "X" in the relevant box, unless a shareholder wishes to split his/her votes in which case the relevant numbers of shares to be so voted must be indicated in the form to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the Steinhoff shareholder's votes exercisable thereat. A shareholder is not obliged to use all the votes exercisable by the shareholder, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the Steinhoff shareholder. Should a shareholder fail to complete the number of shares held, it will be deemed to have exercised the vote in respect of all shares held as recorded in the relevant register.

Voting instruction forms and power of attorney by virtue of which such instructions are signed (or a notarially certified copy of such power of attorney) must be sent to the CSDP or broker in terms of the agreements governing their relationship and preferably with a copy to be lodged at or posted to the company's transfer secretaries or delivered or faxed to the Company Secretary, the latter to be received by not later than 13:00 Friday 28 November 2003

Any alternation or correction made to this form must be initialled by the signatory/ies.

Documentary evidence establishing the authority of a person signing this form in a representative capacity must be attached to this form unless previously recorded by the CSDP/broker or waived.

No facility currently exists for receiving these forms of instruction by e-mail.

Corporate information

REGISTRATION NUMBER
1998/003951/06

Registered office of Steinhoff
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

WEBSITE
http://www.steinhoffinternational.com

SECRETARY
S J Grobler
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

AUDITORS
Deloitte & Touche, Chartered Accountants (SA)
221 Waterkloof Road
Waterkloof, 0181
(PO Box 11007, Hatfield, 0028)

TRANSFER SECRETARIES
Computershare Limited
(Registration number 1987/003382/06)
Ground Floor, 70 Marshall Street
Johannesburg, 2001
(PO Box 7184, Johannesburg, 2000)

COMMERCIAL BANK
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)
Ground Floor, 3 Simmonds Street
Johannesburg, 2001
(PO Box 61150, Marshalltown, 2107)

SPONSOR
PSG Capital Limited
Building 8
Woodmead Estate
1 Woodmead Drive
Woodmead, 2157
(PO Box 987, Parklands 2121)

GRAPHICOR
29454


Steinhoff
International Holdings Ltd



www.steinhoffinternational.com